Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on May 31, 2022
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZKH Group Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	5200 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
Minhang District, Shanghai 201106
People’s Republic of China
+86 (21) 5080-9696
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
[      ]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Center, Tower II, 46/F 1539 Nanjing West Road Shanghai, the People’s Republic of China +86 21-6193-8200	Brian V. Breheny, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7180
David T. Zhang, Esq.
Mengyu Lu, Esq.
Steve Lin, Esq.
Ethan Yuxin Chen, Esq.
Kirkland & Ellis International LLP
c/o 26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
+852 3761-3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
PRELIMINARY PROSPECTUS (Subject to Completion)
Dated           , 2022.
           American Depositary Shares
ZKH Group Limited
Representing          Ordinary Shares
This is an initial public offering of American depositary shares, or ADSs, of ZKH Group Limited. We are offering        American depositary shares, or ADSs[, and the selling shareholders identified in this prospectus are offering an aggregate of          additional ADSs]. Each ADS represents           of our ordinary shares, par value US$0.0000001 per share.
Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$      and US$      per ADS. [We will not receive any proceeds from the ADSs sold by the selling shareholders.]
We intend to apply for the listing of the ADSs on [the New York Stock Exchange/Nasdaq Global Market] under the symbol “[          ].”
Investing in the ADSs involves risks. See “Risk Factors” beginning on page 19 for additional information and factors you should consider before buying the ADSs.
ZKH Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through its wholly owned subsidiaries in China.
We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information. We also face risks associated with the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Risk Factors—Risks Related to Doing Business in China.”
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2025. On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2024. If this happens there is no certainty that we will be able to list our ADSs or shares on another non-U.S. exchange, and the impact on the market for our shares outside of the U.S. is uncertain. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
As used in this prospectus, “we,” “us,” “our company” and “our” refers to ZKH Group Limited, our Cayman Islands holding company, and its subsidiaries.
ZKH Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, ZKH Group Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Holding Company Structure.”
We have established controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary is subject to internal report and approval process.
For the years ended December 31, 2020 and 2021, no cash or other assets were transferred between the Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy.”
Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For more information on related risks, see “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For PRC and United States federal income tax considerations in connection with an investment in the ADSs, see “Taxation.”
In addition, our PRC subsidiaries and their subsidiaries generate their revenue primarily in Renminbi, and cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
PRICE US$       PER ADS
Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders	US$	US$ ]

(1)
See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

We [and the selling shareholders] have granted the underwriters a 30-day option to purchase up to an additional        ADSs at the initial public offering less the underwriting discounts and commissions.
The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about           , 2022.
Goldman SachsChina Renaissance
The date of this prospectus is            , 2022.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
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Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83

Until          , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions is these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We [and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospectus may have changed since that date.
Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

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Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Conventions that Apply to this Prospectus
Unless otherwise indicated or the context otherwise requires, references in this prospectus to:
•
“ADRs” are to the American depositary receipts that may evidence the ADSs;

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“ADSs” are to the American depositary shares, each of which represents           ordinary shares;

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“AIoT” are to Artificial Intelligence of Things;

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“China” or “the PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

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“GMV” are to the total transaction value of orders placed on our platform and shipped to customers, net of the returned amount. We believe that GMV provides a measure of the overall volume of transactions that took place on our platform in a given period;

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“Industry Leading Manufacturing Enterprises in China” are to selected manufacturing enterprises recognized by reputable institutions or research firms, and large PRC and foreign enterprises by revenues in China in 2021 based on public disclosure, after eliminating duplicates. In accordance with above criteria, we identified approximately 1,000 such enterprises in China as of December 31, 2021;

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“MRO” or “maintenance, repair and operations” are to materials used for maintenance, repair and operation purposes and that do not directly constitute final products;

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“order” are to an order placed on our platform by our customer, regardless of whether any product in such order is ultimately sold or shipped or whether any product in such order is returned;

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“our platform” are to ZKH platform, GBB platform, and a variety of digital tools and intelligent services that we provide. ZKH platform includes ZKH official website at www.zkh.com, mobile app, Weixin Mini-Program and various interfaces. GBB platform includes GBB official website at www.gongbangbang.com, mobile app, Weixin Mini-Program and GBB Retailer Procurement System;

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“RMB” and “Renminbi” are to the legal currency of China;

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“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0000001 per share;

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“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

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“ZKH,” “we,” “us,” “our company” and “our” are to ZKH Group Limited, our Cayman Islands holding company and its subsidiaries.

Our reporting currency is Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
This prospectus contains information derived from various public sources and certain information from a report we commissioned regarding our industry and our market position in China prepared by China Insights Industry Consultancy Limited, or CIC, an independent research firm. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in this report. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in this report.
Due to rounding, numbers presented throughout this prospectus may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us dated May 31, 2022 and prepared by China Insights Consultancy, or CIC, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “CIC Report.”
Our Mission
Transparency and efficiency, for better commerce.
Our Vision
To be a world leading industrial supplies company offering superior customer value.
Who We Are
We are a leading MRO procurement service platform in China. We provide one-stop MRO procurement and management services for our customers, and offer digital and fulfillment solutions for participants along the industry value chain. We spearhead digital transformation of the MRO industry for cost reduction and efficiency improvement.
We ranked No.1 among China’s MRO procurement service platforms by GMV and the number of enterprise customers in 2021, as well as by the number of SKUs as of December 31, 2021, respectively, according to the CIC Report. We served over 52,000 customers and achieved approximately RMB8.6 billion in GMV in 2021, an increase of 72.7% from 2020. In addition, our product offerings covered approximately 6.5 million SKUs and all major MRO product lines as of December 31, 2021.
MRO procurement services are indispensable in addressing the essential needs in manufacturing enterprises’ daily operations, yet also challenging because MRO procurement is highly fragmented in supply and demand, involving a vast array of items typically in small volume with recurring purchases. In China, MRO procurement service market is vast and fast-growing, presenting great market opportunities. To directly address the industry pain points and capture the market opportunities, we provide digitalized, one-stop MRO procurement solutions that allow customers to access a wide selection of quality products at competitive prices, powered by our strong product selection and recommendation capabilities, through a transparent and efficient process, and have such products delivered in a timely and reliable manner with professional fulfillment services. With the digital infrastructure that we have built for MRO suppliers and customers, we empower all value chain participants to achieve cost reduction and efficiency improvement.
Our market leadership is underpinned by our customer-centric approach, superior product capabilities, specialized fulfillment network, and robust technology infrastructure. We have developed a coveted and loyal customer base through our relentless focus on customer experience. In 2021, we directly served over 35,000 end customers that span a wide variety of industries and segments, as well as over 16,000 retailer customers, who will serve the MRO product procurement demand from many more regional and local businesses. We have witnessed an increase in the average spending from our top 500 customers in terms of GMV from RMB5.9 million in 2020 to RMB9.7 million in 2021. Approximately 88% of our top 500 customers in 2019 in terms of GMV transacted with us in 2021, and the retention rate of these top 500 customers in terms of dollar amount was approximately 132% in 2021.

Confidential Treatment Requested by ZKH Group Limited
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The diagram below illustrates the composition of our platform.

(1)
In 2021

(2)
We provide fulfillment services as well as allow suppliers to ship directly to customers

Our Highly Scalable Business Model
By customer type, we mainly serve end customers on our ZKH platform and retailer customers on our GBB platform. By revenue model, we derive revenue from product sales model and marketplace model. Under the product sales model, we purchase products from suppliers and sell them to our customers. Under the marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales. On ZKH platform, we operate both product sales and marketplace model, and on GBB platform, we currently primarily operate product sales model.
We offer a broad range of MRO product offerings covering all major MRO product lines on our platform, including personal protective equipment (PPE), fasteners, welding materials and tools, adhesive, cutters and cutting tools, grinding materials and tools, lubricating oil, and chemicals. For a detailed description of our product offerings, see “Business—Product Offerings.”
ZKH platform for end customers and GBB platform for retailer customers.   Our hybrid business model, featuring our ZKH platform and GBB platform, is highly scalable and complementary. We first started our operations on ZKH platform for end customers and have developed core capabilities in product insights, technology and fulfillment over the past years. In December 2018, leveraging the comprehensive infrastructure we have built, we launched GBB platform for retailer customers to better serve regional and local businesses. The two platforms come together with substantial synergies: ZKH platform continues to attract end customers and contributes to a majority of our sales; GBB platform allows us to tap into the large but fragmented MRO procurement demands from numerous local businesses and expands our scale in a cost-effective way with low working capital requirements. Since its launch, GBB platform has grown rapidly. Its GMV increased by 68.9% from RMB580.7 million in 2020 to RMB980.5 million in 2021, contributing 11.4% of our GMV in 2021.
Product sales model and marketplace model.   We currently generate a majority of our revenues from product sales model, under which we purchase products from suppliers, manage inventories, and sell to our customers. As our product sales grew substantially in size and we have accumulated supply chain management capabilities, we launched marketplace model in June 2019 to further scale our business, enhance product offerings, and attract more customers and suppliers through powerful network effects. We are dedicated to offering customers under the marketplace model the same level of efficient and transparent transaction services as those under the product sales model. Customers under marketplace model still seamlessly have the access to our fulfillment services and after-sale services. As of December 31, 2021, we have attracted over 1,900 marketplace suppliers on our

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
platform and accumulated over 1.0 million SKUs sold under the marketplace model. Our GMV from the marketplace model reached RMB302.9 million in 2020, and increased to RMB914.6 million in 2021. GMV contribution from marketplace model has reached 10.7% in 2021.
The diagram below illustrates our business scalability and network effect.
Our Market Opportunities
China is the largest industrial country in the world in terms of the secondary industry output value, according to the CIC Report, and has a significant demand for MRO products. The market size of the MRO procurement services in China in terms of sales value grew from RMB2,074.7 billion in 2016 to RMB2,861.0 billion in 2021, and is expected to reach RMB4,159.9 billion by 2026, representing a CAGR of 7.8% from 2021, according to the CIC Report.
The traditional MRO procurement service industry in China is fragmented and relatively underdeveloped, with low levels of digitalization across the value chain. As a result, industry participants have been rather disconnected, leading to pain points such as lack of transparency, high management cost, and inefficient transaction process. In addition, the MRO order fulfillment process is complex, and many products require professional handling. Traditional MRO procurement service providers lacked the scale and capabilities to effectively address these market challenges. Therefore, the MRO procurement service industry has significant demand for an efficient standardized process powered by digital solutions to deliver a one-stop procurement experience.
Our Approach and Solutions
With profound experiences in the industrial product distribution and manufacturing industry, our founder, Mr.  Long Chen, had experienced the industry pain points first-hand and identified enormous opportunities in China’s MRO segment, the transaction infrastructure of which was in great need of a comprehensive digital transformation.
We tactically started with large corporations, especially the multi-national corporations (MNCs) in China which were generally more familiar with one-stop MRO procurement services from their overseas experience. Since then, we have been expanding our product lines, building out our supply chain and fulfillment capabilities, and firmly establishing our reputation in delivering a superior customer experience. These in turn have enabled us to further expand our customer coverage to small and medium sized enterprises (SMEs), and later on, retailer customers. During this process, our scope of services expanded from sales of product to full-suite transaction services across the entire value chain, covering product sourcing and selection, transaction, inventory management, and end-to-end fulfillment. As our product sales model achieved substantial scale, we also expanded into marketplace model to further scale up our business.
Today, we offer our customers a full suite of MRO procurement services through building out an industry infrastructure to maximize the efficiency and transparency of MRO transactions and services.

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One-stop MRO procurement and management services.   Our transaction services cover a massive catalogue of SKUs, including brand-name products at highly competitive prices, our curated product lines and private label products that offer great value for money, as well as long tail products to meet the diverse and unplanned MRO needs of our customers. Different from traditional MRO procurement service providers which merely focus on product sales and agency services, we provide one-stop MRO procurement management services including matching production and procurement plans, product pre-screening, intelligent recommendation, and inventory optimization, helping our customers identify the most suitable products through a convenient and efficient one-stop procurement experience.

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Digitalized MRO procurement solutions.   We provide a variety of digital procurement interfaces and solutions for our end customers and retailer customers. These enable a fully digitalized and customized MRO transaction experience with transparency and efficiency. In addition, we provide a suite of digital tools for participants across the MRO industry value chain, which help end customers streamline MRO procurement management process, help suppliers digitally manage orders and inventories, and help retailer customers to establish online storefronts and digitally manage their operations. These digital tools contribute to enhancing customer and supplier loyalty to our platform.

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End-to-end servicing.   We have built an efficient and digitalized fulfillment network to ensure timely and reliable fulfillment of our orders. Our nationwide fulfillment network consisted of 30 distribution centers, 82 transit warehouses and over 2,900 EVM smart vending machines as of February 28, 2022. We maintained a dedicated team of over 290 fulfillment service managers as of February 28, 2022 to address businesses’ customized fulfillment requests. We have also been deepening and expanding our cooperation with suppliers to achieve efficient inventory management and procurement planning so as to keep purchase orders fulfilled in a timely and cost-effective manner.

Our comprehensive service offerings help us attract more industry participants to our platform and enhance their engagement with us, enabling the sustained growth of our MRO ecosystem.
Our Performance
We have achieved significant growth and continued improvements in our business in recent years.

(1)
By GMV and the number of enterprise customers in 2021 and by the number of SKUs as of December 31, 2021, according to the CIC report.

(2)
Refer to market share of the online MRO procurement service market served by service platforms in 2021 in terms of GMV, according to the CIC report.

(3)
Approximately 88% of our top 500 customers in 2019 in terms of GMV transacted with us in 2021.

With our rapid business expansion, we have achieved significant growth. Our net revenues reached RMB4,686.4 million in 2020, and increased by 63.3% to RMB7,654.6 million (US$1,201.2 million)

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in 2021. Our cost of revenues increased by 65.1% from RMB4,006.1 million in 2020 to RMB6,614.8 million (US$1,038.0 million) in 2021, in line with the growing scale of our product sales model. As we keep growing our business and hire more personnel, we incurred higher operating expenses in 2021 as compared to 2020. As a result, we incurred net loss of RMB397.1 million in 2020 and RMB1,094.1 million (US$171.7 million) in 2021.
Our Strengths
We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:
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Clear industry leadership with high-quality, diverse and loyal customer base;

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Superior one-stop procurement experience underpinned by strong product capabilities;

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Purpose-built fulfillment and servicing network for MRO industry;

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Strong technology capabilities spearheading digital transformation for MRO procurement service industry;

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Powerful network effects; and

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Visionary management team to sustain long-term growth.

Our Strategies
We intend to achieve our mission and further grow our business by pursuing the following strategies:
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Continue to enhance product offerings to satisfy customers’ demand for one-stop procurement and cost effectiveness;

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Deepen customer penetration and constantly optimize customer experience;

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Strengthen supply chain capabilities to further improve order fulfillment efficiency;

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Continue to develop and deploy digital technologies to upgrade the infrastructure of the entire value chain;

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Further grow our scale to reinforce economies of scale; and

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Expand into overseas market.

Summary of Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”
Risks Related to Our Business and Industry
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Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.

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The expansion into new product categories and services may expose us to new challenges and more risks.

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Uncertainties relating to the growth and profitability of the evolving and dynamic MRO procurement service industry could adversely affect our business, prospects and results of operations. We cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable profit.

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If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Confidential Treatment Requested by ZKH Group Limited
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If we fail to introduce digital solutions or intelligent services in a manner that responds to the evolving needs of suppliers and customers, our business may be adversely affected.

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If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected.

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We are exposed to fluctuations in the supply of, or demand for, MRO products inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the MRO products on our platform.

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Changes in our business and product mix could cause changes in our revenue or gross margin, or affect our competitive position.

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Any quality issues of the products offered by us or third-party suppliers through our platform may materially and adversely affect our business and results of operations.

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Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, data security, personal information protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

For more detailed information, see “Risk Factors—Risks Related to Our Business and Industry.”
Risks Related to Doing Business in China
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Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

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The PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of the underlying risks, see “Risk factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval” on page 52 in this prospectus.

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The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. As such, the enforcement of laws in the PRC legal system and rules and regulations in China can change quickly with little advance notice. For a detailed description of the underlying risks, see “Risk factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 54 in this prospectus.

•
We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. For a detailed description of the underlying risks, see “Risk factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 54 in this prospectus.

•
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to transfer cash or make payments to us could have a material and adverse effect on our ability to conduct our business.

•
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

For more detailed information, see “Risk Factors—Risks Related to Doing Business in China.”
Risks Related to Our ADSs and This Offering
•
An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

•
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

For more detailed information, see “Risk Factors—Risks Related to Our ADSs and This Offering.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this prospectus, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China, including, among others, the Hazardous Chemical Operation License, the Value-Added Telecommunication License, or the VATS License for online data processing and transaction processing businesses, the Medical Device Operation Permit, the Registration Certificate of Non-pharmaceutical Precursor Chemicals, the Transport Business Operations Permit and the Food Operation License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.”
Cash Flows through Our Organization
ZKH Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, ZKH Group Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Holding Company Structure.”
We have established controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary is subject to internal report and approval process.
For the years ended December 31, 2020 and 2021, no cash or other assets were transferred between the Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy.”
Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For more information on related risks, see “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For PRC and United States federal income tax considerations in connection with an investment in the ADSs, see “Taxation.”
Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:
Tax calculation(1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%(2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:
(1)
For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)
Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

In addition, our PRC subsidiaries and their subsidiaries generate their revenue primarily in Renminbi, and cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
Permissions Required from the PRC Authorities for This Offering
On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad.
On March 29, 2022, the China Cybersecurity Review Technology and Certification Center, as the institution designated by the CAC to receive application materials for cybersecurity reviews and conduct formal examinations of such applications, confirmed to us that we would not be required to apply for a cybersecurity review in connection with this offering and our proposed listing on the [NYSE/Nasdaq], if we do not possess over one million users’ personal information prior to the completion of this offering and our proposed listing.
Furthermore, on March 25, 2022, the China Securities Regulatory Commission, or the CSRC, informed us that it had communicated with competent regulatory authorities regarding this offering, and the competent regulatory authorities do not object to this offering. The CSRC further informed us that based on its understanding of the relevant provisions in The Revised Cybersecurity Review Measures as well as its communication with the competent regulatory authority, we are not subject to cybersecurity review if we are not in possession of over one million users’ personal information. The CSRC is one of the PRC governmental agencies that jointly issued the Revised Cybersecurity Review Measures, which instituted the cybersecurity review. The CSRC is a member of the inter-agency task force on cybersecurity review. The CSRC is ascribed the legal power to act as the PRC inter-agency coordinator in reviewing proposed foreign listings. Therefore, interpretations by the CSRC of the Revised Cybersecurity Review Measures is persuasive authority as to whether cybersecurity review applies to a particular listing.
Given the aforementioned, as well as the fact that (i) we are not in possession of more than one million users’ personal information, and (ii) we process data for the sole purpose of providing MRO procurement and management services, which does not involve data processing activities that affect or may affect national security, our PRC counsel, Han Kun Law Offices, has advised us that we are not subject to cybersecurity review by the CAC for this offering.
If it is determined that we are required to undergo a cybersecurity review by the CAC or obtain permissions or approvals from the CAC for this offering for any reasons, including due to changes in applicable laws, regulations, or interpretations, we will take any and all necessary actions to be compliant with the then effective rules and regulations. In that case, if we are unable to clear the review, obtain permission or approval from the CAC, as then applicable, in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or shutdown of our online platform, among other sanctions, which could materially and adversely affect our business and results of operations, and our ordinary shares and ADSs may decline in value or become worthless.
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offering and listing in an overseas market in the future will be subject to the filing requirement with the CSRC. As advised by our PRC counsel, Han Kun Law Offices, based on the fact that the Draft Administration Regulations and the Draft Filing Measures have not yet taken effect, this offering is not subject to any filing requirement with the CSRC prior to the effectiveness of the Draft Administration Regulations and the Draft Filing Measures. In the event that the Draft Administration Regulations and the Draft Filing Measures come into effect after the date of this prospectus but on or before the consummation of this offering, we will take any and all actions necessary to complete the required filing with the CSRC. As of the date of this prospectus, our PRC counsel does not expect there to be any material legal obstacle for us to comply with the required filing procedures with the CSRC under the Draft Administration Regulations and the Draft Filing Measures, if these were to be adopted in their current forms. We have also made inquiries with the CSRC. Upon reviewing this prospectus, the CSRC has confirmed that (i) it does not object to this offering, and (ii) we do not need to obtain any regulatory approval or fulfill any filing procedure for this offering under applicable PRC laws, rules and regulations.
If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for this offering, or any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, delay of or restriction on the repatriation of the proceeds from this offering into China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.
For detailed information, see “Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, data security, personal information protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.” and “Risk Factors — Risks Relating to Doing Business in China — The approval of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States exchange. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Our ADSs will be delisted from the exchange and prohibited from over-the-counter trading in the United States if the PCAOB determines that it cannot inspect or investigate completely our auditor. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Risk Factors—Risks Related to Doing Business in China— Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Corporate History and Structure
In 2014, we commenced our operations through ZKH Industrial Supply (Shanghai) Co., Ltd. (formerly known as Shanghai ZKH Trading Co., Ltd.), or ZKH Industrial Supply. ZKH Industrial Supply established a number of subsidiaries to engage in MRO procurement services.
We are currently undertaking a corporate restructuring in order to facilitate offshore financing and listing. We refer to this restructuring in this prospectus as the Restructuring.
Restructuring
ZKH Group Limited was incorporated in the Cayman Islands as our holding company in April 2021. In May 2021, ZKH Group Limited established a wholly owned subsidiary, ZKH Holdings Limited, in the British Virgin Islands. Shortly after its incorporation, ZKH Holdings Limited established a wholly owned subsidiary in Hong Kong, namely, ZKH Hong Kong Limited, which will be our intermediary holding company in Hong Kong. Upon the completion of the Restructuring, ZKH Hong Kong Limited is expected to own all of the shares of ZKH Industrial Supply.
ZKH Industrial Supply has completed several rounds of equity financing since its inception. See “Description of Share Capital—History of Securities Issuances.” As a part of the Restructuring, the then existing shareholders of ZKH Industrial Supply immediately prior to the initiation of the Restructuring and their respective designated affiliates became ZKH Group Limited’s shareholders in December 2021 through a distribution of ZKH Group Limited’s shares in proportion to ZKH Industrial Supply’s pervious shareholding structure. Also in December 2021, ZKH Industrial Supply entered into a shareholders agreement and a transitional period agreement with our shareholders and other parties, pursuant to which each of our investors shall be deemed as a shareholder of ZKH Industrial Supply and be entitled to relevant shareholders’ rights thereunder; such rights will terminate upon the exit of all institutional investors from ZKH Industrial Supply.
We expect to continue operating a majority of our business in China via ZKH Industrial Supply and its subsidiaries.
We are still in the process of the Restructuring and we will complete the Restructuring prior to this offering.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The following diagram illustrates our corporate structure, including our principal subsidiaries, after the Restructuring:

ZKH Group Limited
(Cayman Islands)
ZKH Holdings Limited
(British Virgin Islands)
ZKH Hong Kong Limited
(Hong Kong)
Offshore
Onshore
ZKH Industrial Supply
(Shanghai) Co., Ltd.
Shanghai Gongbangbang
Industrial Tech Co., Ltd.
Shanghai Kunhe Supply Chain
Management Co., Ltd.
Shenzhen Kuntong Smart
Warehousing Technology Co., Ltd.
Equity interest (100%)

We do not currently use, and have not used in the past, a variable interest entity structure.
Implication of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE corporate governance listing standards/Nasdaq Stock Market Rules]. See “Risk Factors—Risks Related to the ADSs and This Offering—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] corporate governance listing standards.”
Corporate Information
Our principal executive offices are located at 7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road, Minhang District, Shanghai, 201106, People’s Republic of China. Our telephone number at this address is +86 (21) 5080-9696. Our registered office in the Cayman Islands is located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.
Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main websites are www.zkh.com and www.gongbangbang.com. The information contained on our websites is not a part of this prospectus. Our agent for service of process in the United States is           , located at           .

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The Offering
Offering price
We currently estimate that the initial public offering price will be between US$        and US$        per ADS.
ADSs offered by us
        ADSs (or         ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders
        ADSs (or         ADSs if the underwriters exercise their over-allotment option in full).]
ADSs outstanding immediately after
this offering
        ADSs (or         ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares issued and outstanding
immediately after this offering
        ordinary shares (or ordinary shares if the underwriters exercise over-allotment their option in full).
The ADSs
Each ADS represents       ordinary shares, par value US$0.0000001 per share.
The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.
We do not expect to pay any cash dividends on our ordinary shares in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may surrender your ADSs to the depositary for cancellation in exchange for ordinary shares. The depositary will charge you fees for any cancellation.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Option to purchase additional ADSs
We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of       additional ADSs.
Use of proceeds
We expect that we will receive net proceeds of approximately US$       million from this offering (or approximately US$       million if the underwriters exercise their over-allotment option in full), assuming an

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
initial public offering price of US$       per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We plan to use the net proceeds of this offering as follows: (i) to further develop our platform to scale up our business; (ii) to strengthen supply chain capabilities and further improve fulfillment efficiency; (iii) for research and development; and (iv) for general corporate purposes.
See “Use of Proceeds” for more information.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up
We, [our directors and executive officers, and all of our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting” for more information.
[Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of       ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]
Listing
We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Global Market] under the symbol “[         ].” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement
The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on           , 2022.
Depositary

The number of ordinary shares that will be outstanding immediately after this offering:
•
is based on 4,965,248,500 issued and outstanding ordinary shares as of the date of this prospectus, assuming the automatic re-designation of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering;

•
includes                 ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and

•
excludes       ordinary shares issuable upon exercise of our outstanding options,        ordinary shares reserved for future issuances under our share incentive plan, ordinary shares issuable under our convertible promissory notes and ordinary shares that are treated as treasury stock for accounting purposes.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated statements of comprehensive loss and summary consolidated cash flow data for the years ended December 31, 2020 and 2021 and summary balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.
Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Comprehensive Loss:
Net revenues
Net product revenues	4,619,937	7,500,036	1,176,919
Net service revenues	40,812	116,692	18,312
Other revenues	25,619	37,863	5,942
Total net revenues	4,686,368	7,654,591	1,201,173
Cost of revenues	(4,006,098)	(6,614,836)	(1,038,012)
Operating expenses
Fulfillment(1)	(236,882)	(444,510)	(69,753)
Sales and marketing(1)	(344,767)	(689,637)	(108,219)
Research and development(1)	(149,593)	(256,421)	(40,238)
General and administrative(1)	(348,839)	(759,627)	(119,202)
Loss from operations	(399,811)	(1,110,440)	(174,251)
Interest and investment income	6,137	28,277	4,437
Interest expense	(4,057)	(10,593)	(1,662)
Others, net	2,497	(1,156)	(181)
Loss before tax	(395,234)	(1,093,912)	(171,657)
Income tax expenses	(1,914)	(200)	(31)
Net loss	(397,148)	(1,094,112)	(171,688)
Net income attributable to non-controlling interests shareholders	245	112	18
Net income attributable to redeemable non-controlling shareholders	4,338	28,260	4,435
Net loss attributable to ZKH Group Limited	(401,731)	(1,122,484)	(176,141)
Accretion on Preferred Shares to redemption value	(184,460)	(329,737)	(51,743)
Net loss attributable to ordinary shareholders	(586,191)	(1,452,221)	(227,884)

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.52)	(1.20)	(0.19)
Weighted average number of shares
Basic and diluted	1,132,337,753	1,213,878,050	1,213,878,050

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Fulfillment	5,442	2,154	338
Sales and marketing	20,685	8,204	1,287
Research and development	19,709	10,134	1,590
General and administrative	46,151	162,857	25,556
Total	91,987	183,349	28,771
The following table presents our summary consolidated balance sheets data as of December 31, 2020 and 2021:
	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,961,318	537,998	84,424
Accounts receivable, net	1,661,356	2,762,003	433,419
Inventories	448,011	762,938	119,722
Total current assets	5,082,158	5,278,401	828,297
Total assets	5,573,012	5,940,257	932,156
Accounts and notes payable	1,523,442	2,446,322	383,881
Accrued expenses and other current liabilities	358,331	519,152	81,466
Total liabilities	2,317,169	3,663,296	574,851
Total mezzanine equity	4,720,635	5,042,933	791,347
Total shareholders’ deficit	(1,464,792)	(2,765,972)	(434,042)
Total liabilities, mezzanine equity and shareholders’ deficit	5,573,012	5,940,257	932,156

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The following table presents our summary consolidated cash flow data for the years ended December 31, 2020 and 2021:
	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	31,801	(1,382,752)	(216,983)
Net cash used in investing activities	(57,905)	(94,395)	(14,813)
Net cash provided by financing activities	1,826,445	174,631	27,404
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(7,412)	(8,695)	(1,364)
Increase/(Decrease) in cash, cash equivalents, and restricted cash	1,792,929	(1,311,211)	(205,756)
Cash, cash equivalents, and restricted cash at beginning of year	645,202	2,438,131	382,596
Cash, cash equivalents, and restricted cash at end of year	2,438,131	1,126,920	176,840
Non-GAAP Financial Measure
We review adjusted net loss, a non-GAAP measure, in evaluating our operating results and for financial and operational decision-making purposes. We define adjusted net loss for a specific period as net loss in the same period excluding share-based compensation expenses.
We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Accordingly, we believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP financial measure facilitates investors’ assessment of our operating performance, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.
The non-GAAP financial measure should not be considered in isolation from or construed as an alternative to its most directly comparable financial measure prepared in accordance with GAAP. Investors are encouraged to review the historical non-GAAP financial measure in reconciliation to its most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, such measure may not be comparable to other similarly titled measure used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, its most directly comparable financial measure prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The following table presents a reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure for each of the periods indicated:
	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net loss	(397,148)	(1,094,112)	(171,688)
Add:
Share-based compensation expenses	91,987	183,349	28,771
Adjusted net loss	(305,161)	(910,763)	(142,917)
See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure.”

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Investing in our ADSs involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained in this prospectus before investing in our ADSs. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our ADSs could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.
The success of our business depends on our ability to provide superior MRO procurement experience to expand our customer base, which in turn depends on a variety of factors. These factors include our ability to offer a wide array of high-quality MRO products with great value for money, optimize the product offering in response to the diverse and evolving demands of our customers, expand and maintain relationships with our customers, suppliers and service providers, offer timely and reliable fulfillment service, develop digital solutions and intelligent services and recommend suitable ones to our customers and suppliers, all of which will require us to incur substantial costs and expenses. If such costs and expenses fail to effectively translate into a larger customer base, we may not be able to achieve our business goals and our results of operations may be materially and adversely affected. Our efforts to grow our customer base may not lead to increased revenues in the immediate future. Even if they do, any increases in revenues may not offset the cost of revenues and the expenses incurred. If we are not successful in our efforts to retain existing customers, attract new customers, increase customer spending, and ensure the quality of services provided by third-party suppliers under our marketplace model, our revenues may decline and our results of operations may be materially and adversely affected. For associated risks, see “—We are reliant on third-party logistics service providers and warehousing service providers across China to meet the growing demands of our customers.”
Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If products sold on our platform are not delivered in a timely or reliable manner, or are delivered in a damaged state which we failed to detect, customers may refuse to accept these products and have less confidence in our products and services, furthermore we may face claims raised by our customers that we should be held liable for any losses and damages arising therefrom. As a result, our reputation, business, financial condition, and results of operations might suffer significantly.
We depend on our fulfillment service managers to provide the last-mile delivery services and we depend on our customer service team to provide pre-sale, sale and after-sales services and handle customer requests to return or exchange. If our fulfillment service managers and customer service team fail to provide satisfactory services, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.
As a result, if we are unable to continue to maintain the quality of our customer experience and customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.
The expansion into new product categories and services may expose us to new challenges and more risks.
As our customer base and product mix change over time, we must identify new products and services that respond to the evolving industry trends and customer needs. Our inability to introduce

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
new products and services that meet customers’ evolving demands and preferences, and effectively integrate them into our existing product and service mix could have a negative impact on future sales growth and our competitive position. Specifically, our lack of familiarity with new products and lack of relevant customer insights relating to these products may make it more difficult for us to anticipate customer demands and preferences or to ensure the quality of products and services. We may misjudge customer demands, resulting in inventory buildup and possible inventory write-down, this may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. We may not have much bargaining power over suppliers in new categories of products and we may not be able to negotiate favorable terms with suppliers or ensure stable supplies of these new product categories. From time to time, we may need to price aggressively to gain market share or remain competitive in new categories. Furthermore, we may need to adjust our product mix from time to time in response to customers’ evolving procurement demands. It may be difficult for us to achieve profitability in new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.
Uncertainties relating to the growth and profitability of the evolving and dynamic MRO procurement service industry could adversely affect our business, prospects and results of operations. We cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable profit.
The online MRO procurement service industry is still in its early stage of development in China, which may not develop into the stage and scale we expect. We have a limited operating history of online MRO procurement services and limited experience in operating under our product sales and marketplace models. In addition, we have limited experience in providing digital solutions, intelligent services and warehousing, logistics and fulfillment services. As our business grows, or in response to fierce competition, we may continue to introduce new products and services, adjust our existing product and service offerings, or adjust our business operations in general to effectively withstand changes of purchase price of MRO products to maintain our growth and profitability, which may incur considerable costs with no obvious improvement in our operations or our financial results. For associated risks, see “—We may fail to compete effectively in the MRO procurement service industry.” We may also seek to expand our current customer base, which may result in additional costs and expenses. Furthermore, our ability to continuously attract funding sources on reasonable terms is critical to our business. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations.
As the online MRO procurement services emerged in China only in recent years, the long-term viability and prospects of shifting the MRO procurement process from offline to online in China remain untested and subject to significant uncertainties. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:
•
expand or optimize the product mix, sustain and improve the quality of MRO products and fulfillment solutions on our platform and provide a satisfying customer experience;

•
maintain and enhance our relationship and business collaboration with suppliers, retailers, and warehousing and logistics service providers;

•
attract new customers, retain existing customers and improve their spending on our platform;

•
expand our prospective customer base further to include customers from overseas markets;

•
develop and upgrade our SaaS-based offerings and intelligent services;

•
enhance our technology infrastructure to support the growth of our business and maintain the security of our system;

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
•
navigate the complex and evolving regulatory environment in China, and geopolitical tensions in overseas markets;

•
withstand fluctuations in the supply and demand and prices of MRO products and related raw materials;

•
manage our strategic investments and alliances;

•
respond to macroeconomic conditions and fluctuations; and

•
defend ourselves against legal and regulatory actions, such as actions involving intellectual property.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.
We have experienced rapid growth since our inception. Our net revenues increased from RMB4,686.4 million in 2020 to RMB7,654.6 million (US$1,201.2 million) in 2021. However, our historical growth may not be indicative of our future growth. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past.
Our business and prospects may be materially and adversely affected if we fail to manage our growth and to execute our strategies to attract and retain a critical mass of customers on our platform. Our business has become increasingly complex as the scale and geographic coverage of our business, diversity of our products and services, and our workforce continues to grow. We may face new challenges as we expand our service and product offerings to end customers and retailer customers.
We also anticipate further expansion in overseas markets. Such expansion will increase the complexity of our operations and place a significant strain on our management, operational and financial resources. We are also exposed to the political, social or economic instability in foreign markets or regions in which we operate, and such tensions may impact our successful expansion into the overseas market. See also “—We face various challenges and risks in connection with our expansion into overseas markets.”
Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, policies, procedures and internal controls, which could be particularly challenging if we start new business operations in new sectors or geographic areas. These efforts will require significant managerial, financial and human resources. The emergence of new disruptive business models and technologies could also impose risks on our future growth. We may fail to compete effectively with such new models or technology. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures, control measures, business models and technological developments successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.
If we fail to introduce digital solutions or intelligent services in a manner that responds to the evolving needs of suppliers and customers, our business may be adversely affected.
We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. The development of intelligent services involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software. For example, our research and development team spends a significant amount of time and resources monitoring the performance of our websites, mobile apps, Weixin Mini-Program and self-developed technology infrastructure to respond quickly to potential problems and incorporating various enhancements, such as product matching technology, intelligent order, order picking and inventory management function, and other features, into our platform. The continual improvement and enhancement of our platform require

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
significant investment and we may not have the resources to make such investment. Our improvement and enhancement may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new solutions or enhancements that may not achieve expected returns. The improvement and enhancement of the functionality, performance, reliability, design, security and scalability of our platform is expensive and complex, and to the extent we are not able to perform it in a manner that responds to our customers’ evolving needs, our business, operating results and financial condition will be adversely affected.
If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected.
The MRO procurement service market in China in which we operate is characterized by constant change and innovation and we expect it to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and suppliers, design and maintain our platform and digital solutions that help them make MRO procurement transparently and efficiently. Our ability to attract new customers, retain existing customers and improve customer spending will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform and to innovate and introduce new solutions. If we fail to anticipate customers’ rapidly changing needs and expectations or adapt to emerging trends, our market share and operating results and financial condition could suffer.
Furthermore, we expect that the number of suppliers and customers, including end customers and retailer customers, on our platform to increase; as the number of our suppliers and customers with higher transaction volume increases, the need for us to offer increased functionality, scalability and support will increase accordingly, which requires us to devote additional resources to such efforts. We will need to expand our logistics and warehouse capabilities and maintain good business relationships with third-party service providers to meet the growing needs from customers and suppliers as well. To the extent we are not able to enhance our platform’s functionality in order to maintain its utility, enhance our platform’s scalability in order to maintain its performance and availability, or improve our support function in order to meet increased demands, our business, operating results and financial condition could be adversely affected.
We are exposed to fluctuations in the supply of, or demand for, MRO products inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the MRO products on our platform.
The volume of supply and demand for MRO products varies from time to time resulting from changes in resource availability, government policies and regulations, costs of production, demand from customers, and technology development inside and outside China. In the event that the supply of MRO products decreases or the price of raw materials of MRO products increases so that our purchase price of MRO products increases, and that we are unable to pass on the entirety or a majority of such increase in costs to our customers, our financial performance may be adversely affected. If negative market and industry trends occur in the future, the sales price of MRO products on our platform could decrease, and our business and results of operations may be materially and adversely affected. If we further expand our business into overseas markets, we will be exposed to risks related to fluctuations in global production capacity and demand levels for MRO products, as well as global and regional economic conditions.
Changes in the conditions underlying the supply of, and demand for, MRO products may also result in fluctuations in prices of the MRO products which could adversely impact our results of operations and financial performance. For example, a decline in the global economy or the economic and financial conditions of any specific country, region or sector may cause decline in the supply of or demand for MRO products in the affected country, region or sector, thus negatively affecting our business, results of operations, and earnings. Other examples of conditions which might result in fluctuations in the supply of, or demand for, MRO products include but are not limited to (i) the insolvency of key suppliers, particularly those with whom we have long-term supply contracts, could result in supply chain difficulties and/or unmatched MRO products price exposure and/or a reduction in MRO products available for our

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
platform; (ii) a significant reduction or increase in commodity prices could result in customers or suppliers, as the case may be, being unwilling or unable to honor their contractual commitments to purchase or sell MRO products on pre-agreed pricing terms; (iii) a decline in the value of inventories may result in write-downs; and (iv) a decline in customer needs due to macroeconomic restrictions imposed by national and local government or business shut-down due to natural disasters and pandemic.
Changes in our business and product mix could cause changes in our revenue or gross margin, or affect our competitive position.
Our results of operations are affected by the mix of business models that we operate. We currently operate our product sales model and marketplace model. We derive a majority of our revenues from the sales price of the MRO products under the product sales model. We earn commission fees from suppliers who sell products to customers over our platform under the marketplace model. We currently observe significantly higher level of gross margin under the marketplace model than the product sales model. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.
In addition, changes in product mix result primarily from changes in customer demands, competition, and business acquisitions. Our product lines can be broadly divided into five categories: spare parts, general consumables, office supplies, chemicals and fasteners, and others. Spare parts and chemicals and fasteners feature higher gross margins than the others. As we continue to broaden the mix of our MRO product offerings, we may see fluctuation or decrease in our gross margin in the foreseeable future. Whether and to what extent any adverse mix impact will result in a decline of our gross margin in any given year will depend on the extent to which they are, or are not, offset by positive impacts to gross margin during such year. Downward pressure on sales prices, changes in the volume or timing of our orders, and an inability to pass higher product costs on to customers could also cause our gross margin to fluctuate or decline, especially when the customers have alternative product or supplier in the market. We can experience downward pressure on sales prices as a result of deflation, pressure from customers to reduce costs, or increased competition.
Any quality issues of the products offered by us or third-party suppliers through our platform may materially and adversely affect our business and results of operations.
We believe that the market recognition and corporate reputation of our brands among suppliers and customers, including end customers and retailer customers, have contributed significantly to the growth and success of our business. As we continue our growth in size, broaden the scope of our products and services, and expand into overseas markets, it will be increasingly difficult to control the quality of MRO products sold on our platform under both product sales and marketplace models, and to maintain the efficiency and quality of our services, failure of which may negatively impact our market recognition and corporate reputation. The failure to maintain and to further enhance our market recognition and corporate reputation may materially and adversely affect our business, financial condition and results of operations.
Many factors, some of which are beyond our control, may negatively impact corporate reputation if not properly managed. These factors include our ability to provide superior services to our customers, successfully conduct marketing and promotional activities, manage relationships with and among suppliers and warehousing and logistics service providers, control quality of the MRO products sold on our platform, monitor the quality of services provided by suppliers and warehousing and logistics service providers, deal with complaints timely, manage negative publicity of us as well as of suppliers and warehousing and logistics service providers on our platform, and maintain a positive perception of our company, our peers and the MRO procurement service industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including product quality, customer satisfaction, rate of complaints or rate of accidents, could subject us to damages such as loss

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
of important customers. Any negative publicity directed against us, the MRO procurement service industry in general or our business partners could cause damages to our brand and reputation and lead to further changes to government policies and the regulatory environment. If we are unable to promote our market recognition and protect our brand and reputation, we may not be able to maintain and grow our customer base and closely cooperate with suppliers, and our business and growth prospects may be adversely affected.
Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, data security, personal information protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
We are subject to complex and evolving statutory and regulatory requirements relating to cybersecurity, data security, personal information protection. Regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.
The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level cybersecurity supervision framework for “network operators.” It is relatively new and subject to interpretations by the regulator. It requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance cybersecurity and address any issues caused by security failures.
In addition, a number of regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, the PRC government promulgated the Measures for Cybersecurity Review in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which affect or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad.
On March 29, 2022, the China Cybersecurity Review Technology and Certification Center, as the institution designated by the CAC to receive application materials for cybersecurity reviews and conduct formal examinations of such applications, confirmed to us that we would not be required to apply for a cybersecurity review in connection with this offering and our proposed listing on the [NYSE/Nasdaq], if we do not possess over one million users’ personal information prior to the completion of this offering and our proposed listing.
Furthermore, on March 25, 2022, the CSRC informed us that it had communicated with competent regulatory authorities regarding this offering, and the competent regulatory authorities do not object to this offering. The CSRC further informed us that based on its understanding of the relevant provisions in The Revised Cybersecurity Review Measures as well as its communication with the competent

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
regulatory authority, we are not subject to cybersecurity review if we are not in possession of over one million users’ personal information. The CSRC is one of the PRC governmental agencies that jointly issued the Revised Cybersecurity Review Measures, which instituted the cybersecurity review. The CSRC is a member of the inter-agency task force on cybersecurity review. The CSRC is ascribed the legal power to act as the PRC inter-agency coordinator in reviewing proposed foreign listings. Therefore, interpretations by the CSRC of the Revised Cybersecurity Review Measures is persuasive authority as to whether cybersecurity review applies to a particular listing.
Given the aforementioned, as well as the fact that (i) we are not in possession of more than one million users’ personal information, and (ii) we process data for the sole purpose of providing MRO procurement and management services, which does not involve data processing activities that affect or may affect national security, our PRC counsel has advised us that we are not subject to cybersecurity review by the CAC for this offering.
If it is determined that we are required to undergo a cybersecurity review by the CAC or obtain permissions or approvals from the CAC for this offering for any reasons, including due to changes in applicable laws, regulations, or interpretations, we will take any and all necessary actions to be compliant with the then effective rules and regulations. In that case, if we are unable to clear the review, obtain permission or approval from the CAC, as then applicable, in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or shutdown of our online platform, among other sanctions, which could materially and adversely affect our business and results of operations, and our ordinary shares and ADSs may decline in value or become worthless.
On August 17, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, transport, communications, water resources, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date hereof, no detailed rules or implementation has been issued by any Protection Departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As this regulation is newly issued and the governmental authorities, including Protection Departments, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or shutdown of our online platform, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.
The PRC Personal Information Protection Law, or the PIPL, took effect in November 2021. The PIPL sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as personal identity, location and mobile numbers, may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition.
On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this prospectus, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.
In addition, internet information in the PRC is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear under the Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law.
Pursuant to the Administrative Provisions on Security Vulnerabilities in Network Products, or the Network Vulnerabilities Provisions, jointly issued by the MIIT, CAC, and the Ministry of Public Security on July 12, 2021, all providers of network products and network operators within China must take measures to verify, assess, and repair network vulnerabilities. Providers of network products and network operators need to inform relevant suppliers of upstream products or inputs immediately and report vulnerability information to the MIIT in a timely manner. Failure to perform these obligations may cause fines and other administrative penalties.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
While we take measures to comply with applicable cybersecurity, data security, personal information laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and suppliers are beyond our control. If our business partners violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to penalties. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products and services, result in fines and other penalties such as suspension of our related business.
As we gradually expand into overseas markets, we may be subject to laws and regulations of other countries regarding cybersecurity, data security, personal information protection. We strive to comply with local laws and regulations in markets where we have operations. For example, the General Data Protection Regulation, or the GDPR, of the European Union imposes obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The GDPR requires companies to submit personal data breach notifications to designated European privacy regulator in each country they have business operations, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. For another instance, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements, which, if adopted and implemented, could increase the cost and complexity of delivering our services. In addition, wherever we operate, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Our launch of new products or services or other actions that we may take may also subject us to additional laws, regulations, or other government scrutiny. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.
We are reliant on suppliers for the supply of products. If we fail to maintain good relationships with them, or reach reasonable terms, our business and financial performance may be materially and adversely affected.
We source products from suppliers under our product sales model, and we rely on third-party suppliers to provide products under our marketplace model. We source our self-branded products from suppliers and manufacturers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We have entered into supply agreements with suppliers and manufacturers of our self-branded products and third-party brands on our platform. If we fail to maintain or renew these agreements on reasonable terms or enter into comparable agreements with new suppliers or manufacturers, our business and results of operations could also be materially and adversely affected. Even if we maintain good relationships with our suppliers, their ability to supply products in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes.
In addition, our accounts payable turnover days (inclusive of notes payable) were 93.3 days in 2020 and 109.5 days in 2021. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.
Our marketplace model is subject to risks associated with third-party suppliers.
We rely on third-party suppliers to offer products to our customers over our platform and pay us commissions on their sales under the marketplace model. Under the marketplace model, we do not have as much control over the products sold on our platform as we do over the products that we sell under the product sales model. If any third-party supplier does not control the quality of the products that it sells on our platform, sells counterfeit or unlicensed products, or sells products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party supplier, the reputation of our platform and our brands may be materially and adversely affected and we could face claims to hold us liable for the losses. Additionally, the quality of the product may also be affected adversely if any third-party suppliers manage to circumvent our supplier vetting or inspection system. Moreover, despite our efforts to prevent it, some products sold on our platform by third-party suppliers may compete with the products we sell directly, which may cannibalize our product sales business. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our marketplace business may not be the same as those for our product sales business, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to attract third-party suppliers, and we may not be successful in this regard.
We are subject to risks relating to the fulfillment of products on our platform.
To optimize order fulfillment efficiency, we provide self-operated logistics service and contract with third-party logistic service providers to supplement. The increase in demand for our logistics services may result in additional challenges in operating our fulfillment infrastructure. For example, increasing volume of parcels may cause delay for our delivery services, or we may be required to make significant capital expenditure to further expand our existing fulfillment facilities to handle the increasing orders from the product sales and marketplace businesses. We may require additional capital resources due to further business growth or changed business conditions, and it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. Also, we may not be able to enforce effective control over the logistics service provided directly by our suppliers or other third-party logistic providers, and our ability to conduct business and the quality of our services may be negatively affected. For associated risks, see “—We are reliant on third-party logistics service providers and warehousing service providers across China to meet the growing demands of our customers.”
We plan to continue the establishment of fulfillment facilities at additional locations, including major industrial areas in China, to further enhance our ability to deliver products to customers and provide customized last-mile delivery service. As we continue to add warehousing and logistics capabilities and expand our reach to additional locations, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to set up warehouses, or lease suitable facilities for the distribution centers or transit warehouses, on commercially acceptable terms or at all. Moreover, the order density in new locations may not be sufficient to allow us to operate our own fulfillment network in a cost-efficient manner. We may not be able to recruit a sufficient number of professional employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services for the MRO industry become widely available at reasonable prices in China.
Our fulfillment may be vulnerable to damages caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. For example, the

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
electricity cuts in northeastern China in late 2021 disrupted our supply chain and the production of some of our industrial enterprise customers. If any of our warehouses were to operate at a lower capacity or rendered incapable of operations, then we may be unable to fulfill any orders in a timely manner or at all that rely on that center. In addition, those events that could damage our warehousing infrastructure, such as fire and flood, may also result in damages to our inventories, and in such event, we would incur losses as a result. We have purchased transportation insurance covering the products in transit. We do not maintain business interruption insurance in connection with our distribution centers and transit warehouses, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.
We cooperate with third-party warehousing and logistics service providers to store and deliver certain portions of products sold on our platform. Any decrease in our ability to access sufficient services from such warehousing and logistics service providers, any increase in the price charged by such warehousing and logistics service providers, or any service disruption experienced by such warehousing and logistics service providers could have an adverse effect on our business operations and may cause our customers to hold less confidence in us. In addition, for direct shipping orders, suppliers may use their own or other third-party warehousing and logistics service providers, which we have no control over. For associated risks, see “—We are reliant on third-party logistics service providers and warehousing service providers across China to meet the growing demands of our customers.”
However, we have limited insurance coverage during the delivery process, which could expose us to significant costs and business disruption. We maintain liability insurance and provide social security insurance to our delivery personnel, including pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, and medical insurance. We may be required to pay higher premiums for the coverage we obtain. For these insured risks, there can be no assurance that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we face claims in excess of our applicable aggregate coverage limits for insured risks, we would bear any excess and the compensated amount could be significantly less than our actual loss. In addition, we do not maintain product liability insurance for products provided on our platform or kept in our or third-party’s warehouses, and our rights of indemnity from the retailers may not adequately cover us for any liability we may incur. Any of these uninsured risks during the delivery process may result in substantial costs and a diversion of resources, and our business, financial condition and results of operations could be materially and adversely affected. For associated risks, see “—We have limited insurance coverage, which could expose us to significant costs and business disruptions.”
We are subject to risks relating to the fulfillment of hazardous products especially hazardous chemicals on our platform.
We engage third-party service providers to provide warehousing and logistics services for hazardous products, such as hazardous chemicals, sold on our platform. We face risks for relying on these third parties to store, deliver and transport hazardous products. Any increase in the price charged by them, any safety accidents or mishandling of hazardous products, or any service disruption experienced by them could subject us to liabilities and negative publicity, therefore causing an adverse effect on our business operations and results of operations.
The storage and transportation of hazardous chemicals involve inherent safety risks. Our third-party service providers handle a large volume of hazardous chemicals sold on our platform, and face challenges with respect to the protection and examination of these hazardous chemicals. The hazardous chemicals may be stolen, damaged, or lost for various reasons, and the vehicles and personnel of third-party logistics service providers we engage may be involved in transportation accidents, and the hazardous chemicals carried by them may be lost, damaged, destroyed, or may cause safety accidents in the case of hazardous chemicals. In addition, friction or disputes may arise from direct interactions between logistics service providers’ pickup and logistics personnel with chemical senders and recipients. Personal injuries or property damages may arise if such incidents escalate.
Interruptions to or failures in warehousing and logistics services could prevent or delay the timely or successful delivery of the hazardous products sold on our platform. These interruptions or failures

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
may be due to the third-party service providers’ failure to obtain and maintain requisite licenses or permits for storage and transportation of hazardous products in China or failure to comply with PRC laws and regulations governing the storage and transportation of hazardous chemicals. Furthermore, their services could be interrupted as a result of certain unforeseen events that are beyond our or their control, such as inclement weather, natural disasters or labor unrest.
We have established stringent criteria for selecting warehousing and logistics service providers with requisite licenses or permits to handle hazardous products sold on our platform. We have set protocols for them to follow when handling hazardous products sold on our platform. Following our quality inspection manual, we routinely perform inspections on the third-party service providers. The third-party service providers will be subject to penalties if they violate our quality standards. However, we have no direct control over these third-party service providers and we cannot assure you that we can effectively manage these third-party service providers to ensure the quality of their services all the time. Also see “—We are reliant on third-party logistics service providers and warehousing service providers across China to meet the growing demands of our customers.”
Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.
As of the date of this prospectus, some lessors of our leased properties have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us, and some of our leased properties have been mortgaged by the landlords to third parties before entering into lease agreements with us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or the mortgagees of the leased properties exercise their mortgage right, our leases could be terminated or invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.
Some of our leasehold interests in leased properties have not been registered with the competent PRC government authorities as required by PRC laws and regulations, which may expose us to administrative fines of up to RMB10,000 for each of the unregistered lease agreements if we fail to remediate after receiving any notice from the competent PRC government authorities.
Some of our leased properties are not used for the permitted use. The leased properties should be used only for the permitted use as registered in the property ownership certificates. In the event that the leased properties are utilized for purposes other than the permitted use, the property owner may be subject to fines and the competent PRC government authorities may order the property owner to return the land where the leased properties are housed on, and we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis. In addition, our leases could be terminated and we may become involved in disputes with the property owners or the lessor.
We did not obtain or are in the process of applying for approvals or permits as required under PRC laws for some completed or ongoing construction projects in certain of our leased properties. Also, construction projects are subject to broad and strict government supervision and approval procedures under PRC laws, including but not limited to the project approvals and filings, the construction land and project planning approval, the environment protection approval, the pollution discharge permits, the work safety approvals, the fire protection approvals, and the completion of inspection and acceptance by relevant authorities. There can be no assurance that we will be able to obtain approvals or permits that we are applying for. As a result, we may be subject to administrative fines and/or the suspension of use of such leased properties. Any of the foregoing may cause interruptions to our business operations, which could have a material adverse impact on our business and results of operations.
As of the date of this prospectus, we were not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.
Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury, or death linked to the use of those products by our customers.
Some of our customers operate in challenging industries where there is a material risk of catastrophic events. We are actively seeking to expand our sales to certain categories of customers, some of whose businesses may entail heightened levels of such risk. If any of these events are linked to the use by our customers of any of the products sold on our platform, claims could be brought against us by those customers, by governmental authorities, and by third parties who are injured or damaged as a result of such events. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. We could experience significant losses as a result of claims made against us. As a result, our business, financial condition and results of operations may be materially and adversely affected.
Our success depends on the continuing efforts of our key employees, including our senior management members, and our corporate culture. If we fail to recruit, retain and motivate our key employees, or maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.
Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new employees, which could severely disrupt our business and growth. Competition for talent in China’s MRO procurement service industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them.
Even if we were to offer higher compensation and other benefits such as share-based incentives, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce the agreements in China, or we may be unable to enforce them at all. We also commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for them.
We believe that a critical component for our success is our corporate culture. Our culture and principles help us attract, retain, motivate and develop our workforce and help drive employee engagement. As we will become a public company and continue to grow, we may find it difficult to maintain the valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our long-term objectives.
We have incurred, and may continue to incur, net losses.
We have incurred losses in the past. Our net losses were RMB397.1 million in 2020 and RMB1,094.1 million (US$171.7 million) in 2021, respectively. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our gross margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will achieve this goal, and we may continue to experience losses in the future.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
We had negative operating cash flow in the past. Our net cash provided by operating activities was RMB31.8 million in 2020 and our net cash used in operating activities was RMB1,382.8 million (US$217.0 million) in 2021. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund our operations. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to our company.
We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.
From time to time, we may seek additional equity or debt financing to fund our growth, enhance our platform, respond to competitive pressures or make acquisitions or other investments. Our current or future strategies may not be successfully implemented or generate sustainable profit, and our business plans may change, general economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on our cash flows and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.
We may fail to compete effectively in the MRO procurement service industry.
The MRO procurement service industry in China is large, fragmented and still at the early stage of development. Our current or future competitors may include companies with similar or greater market presence, name recognition, and financial, marketing, technological, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, technological advancements and services. Increased competition could cause us to lose market share, reduce our prices, or increase our spending. The emergence of other online MRO procurement service providers, whether as extensions of our traditional competition or in the form of major, non-traditional competitors, could result in easier and quicker price discovery and the adoption of aggressive pricing strategies and sales methods. These pressures could have the effect of eroding our revenues and profitability over time.
Our competitors could provide products with more competitive prices and comprehensive services or undertake more aggressive marketing campaigns than ours. We must constantly react to changes in prices, products and services offered by our competitors to remain competitive. Price competition in the MRO procurement service industry could lead to lower product prices, which may adversely affect our profitability.
If we fail to manage our inventory effectively, our results of operations and financial condition may be materially and adversely affected.
Our scale and our business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change between the time inventory is ordered and the date by which we expect to sell it. Demand may be affected by macroeconomic environment, seasonality, new product launches, changes in production cycles and pricing, defects, changes in customer needs with respect to our MRO products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin to sell a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand.
We recorded inventories of RMB448.0 million as of December 31, 2020 and RMB762.9 million (US$119.7 million) as of December 31, 2021. Our inventory turnover days were 38.4 days in 2020 and

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
33.4 days in 2021. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.
If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory levels, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.
On the other hand, if we underestimate the demand for products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.
Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.
We lease properties for our offices and warehouses. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow, and failure in relocating our affected operations could adversely affect our business and operations.
We are subject to risks relating to third-party online payment platforms.
We accept payments using a variety of methods, including bank transfers and online payments through third-party online payment platforms, such as UnionPay, Alipay and Weixin Pay. In all these online payment transactions, secured transmission of confidential information such as paying customers’ credit card numbers and personal information over public networks is essential to maintaining customers’ trust and confidence in our platform.
We do not have control over the security measures of third-party online payment platforms that we use. Any security breaches by these platforms could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, customers may become reluctant to purchase products and services on our platform even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying customers, and customers may be discouraged from purchasing products and services on our platform, which may have a material adverse effect on our business.
In addition, there are currently only a limited number of reputable third-party online payment platforms in China and certain other countries where we operate. If any of these major payment systems decides to cease to provide services to us, or significantly increase the fee rate at which they charge us for using their payment systems for products and services on our platform, our results of operations may be materially and adversely affected.
Our business and results of operations are subject to seasonal fluctuations and unexpected interruptions.
We experience seasonality in our business, as a combined result of seasonal fluctuations in customer purchases, promotional events, and MRO procurement industry seasonality patterns. For

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
example, we generally receive less purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the MRO procurement service industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Overall, the impact of seasonality on our business has been relatively mild due to our rapid growth but we have seen an upward trend and such a trend may continue in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Fluctuations due to seasonality may materially and adversely affect the predictability of our results of operations.
If we fail to develop and maintain our brand, our business and results of operations may be materially and adversely affected.
We believe that developing and maintaining the recognition and reputation of our brands effectively is critical to attracting new and retaining existing suppliers and customers and has contributed significantly to the growth and success of our business. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our abilities to:
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provide compelling transaction experience to customers and maintain or improve customers’ satisfaction with our customer services;

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maintain the popularity, quality and authenticity of the MRO products we offer;

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maintain the efficiency, safety, reliability and quality of our warehousing and logistics solutions;

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increase brand awareness through marketing and brand promotion activities;

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preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other e-commerce business in China; and

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maintain our cooperative relationships with suppliers and third-party service providers.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform and the MRO products and services we offer, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.
Our efforts to build our brands may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not cover the expenses incurred. Marketing approaches and tools in the MRO products market in China are evolving. This further requires us to enhance our marketing activities with new approaches to keep pace with industry development and customer preference, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenues and profitability. If we are unable to conduct our sales and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected.
Any negative publicity with respect to us and our partners, as well as our industry in general, may materially and adversely affect our business and results of operations.
Any unfavorable media coverage or negative publicity about us, our partners and our industry in general, such as the reliability of our platform, our privacy and security practices, product quality on our platform, litigation, regulatory activity, or actions of our suppliers, could seriously harm our reputation. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and result in decreased revenue, which could seriously harm our business. Critics of our industry, and others who may want to pursue an agenda utilized and may in the future utilize the internet, the press and other means to publish criticisms of our industry, company and competitors, or make allegations regarding our business and operations, or the business and operations of our competitors. We or others in our industry may receive similar negative publicity or allegations in the

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
future, and it could be costly, time consuming, distracting to management and may materially and adversely affect our business and results of operations.
Unexpected product shortages, tariffs, product cost increases and risks associated with our suppliers could negatively impact customer relationships or result in an adverse impact on financial condition and results of operations.
While we have not generally encountered significant difficulty in procuring sources of supply, disruptions could occur due to factors beyond our control. These factors could include economic downturns, outbreaks of pandemic disease such as the COVID-19 pandemic (which from time to time has resulted in some shortages of PPE, cleaning supplies and other products), natural or human induced disasters, extreme weather, geopolitical unrest, wars and other conflicts, new tariffs or tariff increase, trade issues and policies, detention orders or withhold release orders on imported products, labor problems experienced by our suppliers, transportation availability and cost, shortage of raw materials, unilateral product cost increases by suppliers of products in short supply, inflation and other factors, any of which could adversely affect a supplier’s ability to manufacture or deliver products or could result in an increase in our costs of products.
If we were to experience difficulty in obtaining products, there could be a short-term adverse effect on results of operations and a longer-term adverse effect on customer relationships and our reputation. In addition, we have strategic relationships with a number of suppliers. In the event we are unable to maintain those relations, there might be a loss of competitive pricing advantages which could, in turn, adversely affect results of operations.
Inaccuracy in pricing information provided by our suppliers under the marketplace model may adversely affect our brand name, business and financial performance.
Under the marketplace model, the pricing information for the MRO products available on our online platform is provided and continuously updated by our suppliers in compliance with our pricing guidance. If such pricing information provided by our suppliers is frequently inaccurate or not reliable, our customers may lose faith in our platform, resulting in reduced user traffic to our platform. We may receive more customer complaints, and we may need to allocate more resources in responding to and handling such complaints. We cannot guarantee that such complaints will be satisfactorily resolved. Our reputation could be harmed, which could adversely affect our business and financial performance.
Our pricing decisions may adversely affect our financial performance and our ability to attract new suppliers and customers and retain existing suppliers and customers.
We may change our pricing model from time to time. If our pricing model is not optimal, it may result in our solutions not being profitable or not gaining market share. As competitors introduce new solutions that compete with ours, we may be unable to attract new suppliers and customers, including end customers and retailer customers, at the same price or based on the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our plans and negatively impact our overall revenue. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.
The proper functioning of our IT systems and technology infrastructure is essential to our business. Any disruption to our IT systems and technology infrastructure or the inability to maintain or upgrade our IT systems, or convert to alternate systems in a timely and efficient manner, could disrupt operations, cause unanticipated increases in costs and/or decreases in revenues, and materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our customers.
Our IT systems mainly include technology infrastructure supporting our platform, digital solutions and intelligent services, and other digital services and products. The reliability, availability and satisfactory performance of our IT systems are critical to our success, our ability to attract and retain customers and our ability to maintain a satisfactory customer service. Our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, maintain the security of customer

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
data, as well as the success of our growth drivers, is dependent in varying degrees on the effective and timely operation and support of our information technology systems. Although our IT systems are protected with robust backup and security systems, including physical and software safeguards and remote processing capabilities, our servers may still be vulnerable to computer viruses, traffic spike that exceeds the capacity of our servers, electricity power interruptions, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill customer orders. We have experienced and we may continue to experience minor technical system interruptions. Even though such technical system interruptions did not cause any material impact to our operation, we can provide no assurance that we will not experience unexpected interruptions in the future and whether such future interruptions will have material impact on our operation. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage our reputation, impact our operational and financial results, and result in a material decrease in our revenue.
Additionally, we are constantly upgrading our platform and digital interfaces to provide increased scale, improved performance, additional built-in functionality and additional capacity. Maintaining and upgrading our technology infrastructure requires significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response time, impaired quality of user experience and delays in reporting accurate operating and financial information, which in turn, could materially and adversely affect our business, financial condition and results of operations.
The complex and innovative technologies we use for our digital solutions and intelligent services are new and require more time to prove their reliability and effectiveness.
We regard technology as critical to our ability to provide high-quality customer services. We have invested substantial resources in developing our complex and innovative technology systems that we use for our daily operations and to provide our digital solutions and intelligent services. We expect these technologies to support the smooth performance of certain key functions in our platform, such as searching for MRO products, making orders online and finding suitable logistics information and warehousing. We also expect our technologies to facilitate our customers’ acquisition of timely and accurate MRO procurement service industry related information, and the AI feature to improve customer experience. We cannot assure you that the performance of our technologies will be stable enough to support these digital solutions and intelligence services. In addition, as we have been upgrading our technology system, it will take time to finish this upgrade and solidify a reputation for reliability and effectiveness among our customers. To adapt to evolving and increasingly demanding customer requirements and emerging industry standards, we may need to develop other new technologies or to upgrade our platform, mobile applications and systems. If our efforts to invest in the development of new technologies are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.
In addition, the maintenance and processing of various operating and financial data is essential to the day-to-day operation of our business and formulation of our development strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancements and upgrades to our technology and to introduce innovative additions which can meet changing operational needs. While continuing to invest in technology to enhance operational efficiency and reliability is one of our growth strategies, our current level of expenditure may not be sufficient to fully support our business operations and expansion needs. Failure to do so could cause economic losses and put us at a disadvantage to our competitors. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The COVID-19 pandemic has significantly impacted worldwide economic conditions and our business and operations have been and may continue to be adversely affected.
The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, quarantines, shelter-in-place orders, shutdowns and restrictions on trade, and the resulting changes in supplier and consumer behaviors have impacted and continue to impact our business and operations. We may take further actions as required by government authorities or that we determine are warranted.
The COVID-19 pandemic resulted in temporary closure of many corporate offices, hardware stores, manufacturing facilities and factories across China in early 2020, and put significant strains on product shipping and delivery, which led to a decrease in demand and supply of our non-PPE products and higher fulfillment expenses, especially our shipping costs. Our shipping cost as a percentage of revenue increased from 1.5% in the first quarter of 2019 to 1.9% in the first quarter of 2020. The adverse effect of the pandemic was reflected in slow-down in the growth in sales to our end customers and retailer customers in the first quarter of 2020. Our GMV increased by approximately 25% in the first quarter of 2020 from the first quarter of 2019, which was slower than the year-over-year growth of over 40% in the subsequent quarters of 2020. The COVID-19 pandemic and related restrictions limited our suppliers’ ability to continue to operate by limiting the abilities to obtain raw materials and inventory, which led to disruption in our supply chain, and also increased our fulfillment expenses.
To contain the spread of COVID-19, the Chinese government has taken certain measures, including, among others, implementation of travel bans and restrictions, quarantine for individuals infected with or suspected of having COVID-19, encouragement of remote working arrangements and cancellation of public activities. We have also taken a series of measures in response to the COVID-19, such as remote working arrangements for some of our employees. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our ability to attract new customers and our results of operations.
Since December 2021, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar measures as described above to contain further spread of COVID-19. Many corporate offices, hardware stores, manufacturing facilities and factories in the affected regions have been temporarily closed again, which has adversely affected the MRO procurement demand. Because of the city-wide lock-downs from time to time, there have been significant strains on product shipping and delivery activities. We have reinstated temporary remote working arrangement for our employees in the affected regions from March 2022.
Our results of operations and financial condition have been, and will continue to be affected by the COVID-19 pandemic, including outbreaks due to any existing or new variants. The extent to which COVID-19 impacts our results of operations will depend on future developments of the pandemic, including new information concerning its global severity, actions taken to contain the pandemic and the efficacy of vaccine or treatment, and the extent of the impact of these and other factors on our employees, suppliers and customers, all of which are highly uncertain and unpredictable. The COVID-19 pandemic and related restrictions could limit the ability of our customers to continue to operate (limiting their abilities to obtain inventory, generate sales, or make timely payments) and thereby decrease our revenues, lead to disruption in our supply chain, cause delays or disruptions in services provided by key suppliers, or cause other unpredictable events. However, as the impacts from COVID-19 will depend on future developments of the pandemic which are highly uncertain and unpredictable, it is impracticable for us to predict further impacts of COVID-19 on our results of operations.
The COVID-19 pandemic has also caused heightened uncertainty in the global economy. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
We are subject to a wide array of complex and changing laws and regulations in China and worldwide, which may expose us to liability, increase costs or have other adverse effects that could harm our business.
We are subject to a variety of laws and regulations in China and worldwide, including without limitation, import and export requirements, antibribery and corruption laws, product compliance laws, environmental laws, foreign exchange controls and cash repatriation restrictions, advertising regulations, data privacy and cybersecurity requirements, regulations on suppliers regarding the sources of supplies or products, labor and employment laws, e-commerce laws, and anti-competition regulations. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of such laws and regulations in China and worldwide, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.
Volatility in commodity prices and changes in energy costs and the cost of raw materials used in the products sold on our platform may adversely affect gross margins and our results of operations.
Some of the products sold on our platform contain significant amounts of commodity-priced materials, such as steel, copper, petroleum derivatives, or other materials or inputs required to manufacture certain MRO products and are subject to price changes based on fluctuations in the commodities market. The price of commodities has historically been subject to substantial volatility, which among other things, could be driven by economic, monetary, political or weather-related factors. Fluctuations in the price of fuel or increased demand for freight services, including as a result of outbreaks of pandemic disease such as the COVID-19 pandemic, could affect transportation costs. Our ability to pass on such increases in costs in a timely manner depends on market conditions. The inability to pass along cost increases could result in lower gross margins. In addition, higher prices could reduce demand for these products, resulting in lower spending.
In addition, costs of raw materials used in the products sold on our platform and energy costs can fluctuate significantly over time. Increases in these costs result in increased production costs for our suppliers. These suppliers typically look to pass their increased costs along to us through price increases. While we typically try to modify our pricing or other activities to address the impact, we may not be successful, particularly if supplier prices or fuel costs rise rapidly. For example, the prices of raw materials used in some MRO products, mostly, lubricants, adhesive, fasteners, wire and cable increased in 2021. As our suppliers increased the prices of MRO products, our cost of revenues was negatively impacted. Failure to address any such increased prices and costs would have an adverse effect on our operating income. While increases in the cost of fuel or raw materials could be damaging to us, decreases in those costs, particularly if severe, could also adversely impact us by creating deflation in selling prices, which could cause our gross profit to decline, or by negatively impacting customers in certain industries, which could cause our sales to those customers to decline.
Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.
We are required to hold a number of licenses, permits and approvals in connection with our business operations. Our business is subject to governmental supervision and regulation by relevant PRC governmental authorities, including, among others, the PRC Ministry of Commerce, the PRC Ministry of Industry and Information Technology, or the MIIT, and the People’s Bank of China, or the PBOC, the SAMR, the PRC Ministry of Emergency Management (formerly known as the State Administration of Work Safety), the National Medical Products Administration, and the PRC Ministry of Transport. Together, these governmental authorities promulgate and enforce regulations that cover a variety of business, such as provision of internet information, provision of e-commerce platform, and internet advertising. These regulations in general regulate the entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
investment. We are required to hold a number of licenses and permits in connection with our business operations, including, among others, the Hazardous Chemical Operation License, the Value-Added Telecommunication License, or the VATS License, for online data processing and transaction processing businesses, the Medical Device Operation Permit, the Registration Certificate of Non-pharmaceutical Precursor Chemicals, the Transport Business Operations Permit and the Food Operation License. Uncertainties exist in relation to whether we need to hold a VATS license for the provision of our SaaS-based offering and products. If the governmental authorities determine that a VATS license is necessary, we may be subject to fines or penalties for not holding a currently effective VATS License. See “Regulations—Regulation Related to Value-Added Telecommunications Services—Regulation on Value-Added Telecommunications Services.”
We engage in sale and distribution of hazardous chemicals and have obtained the requisite licenses and permits such as Hazardous Chemicals Operation License (Excluding Storage Facilities) and Certification for the Production and Operation of Precursor Chemicals (Class 3). However, if we fail to maintain or renew the requisite licenses for our sale and distribution of hazardous chemicals, or if any of chemicals sold or distributed by us become uncovered by such licenses and permits due to changes in PRC laws and regulations, our business, financial condition and results of operations may be significantly and adversely affected.
As of the date of this document, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our conducting our business without the above mentioned licenses. However, we cannot assure you that we will not be subject to any penalties in the future. As the MRO procurement service industry is still evolving in China, new laws and regulations may be adopted from time to time that require additional licenses and permits other than those we currently have, or that address new issues that may arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the MRO procurement service industry.
We may handle and store personal information of certain employees of our customers and suppliers. If the security of this information is compromised or is otherwise accessed without authorization, this may subject us to the liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation and deter our customers from using our services.
Our business generates and processes transaction data on our platform, and we face risks inherent in handling and protecting these data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:
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protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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addressing concerns related to privacy and sharing, safety, security and other factors; and

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complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

We transmit and store personal information and other confidential information of our suppliers and customers, including the personal information of their key contacts and legal representatives. Third-party applications integrated with our platform may also handle or store personal information, credit card information, including cardholder data and sensitive authentication data, or other confidential information. Any systems failure or compromise of our security that results in the unauthorized access to or release of the personal information or other confidential information of our suppliers and customers could significantly limit the adoption of our services, as well as harm our reputation and brand, result in litigation against us, liquidated and other damages, regulatory investigations and penalties, and we could be subject to material liabilities. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of products and services we offer and as we increase the base of our suppliers and customers.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Additionally, we rely on a number of third-party suppliers in order to meet our customers’ needs. These third-party suppliers may also handle or store personal information, bank account information, or other confidential information of our customers. There may in the future be successful attempts by third-party suppliers to obtain unauthorized access to the personal information of our customers. The information could also be otherwise exposed through human error, malfeasance, or otherwise. The unauthorized release, unauthorized access, or compromise of such information could have an adverse effect on our business and prospects, as well as harm our reputation and brand. Even if such a data breach did not arise out of our actions or inactions, or if it were to affect one or more of our customers, our business, financial condition and results of operations may be materially and adversely affected.
Current and future investments and acquisitions may fail and may result in equity and earnings dilution and significant diversion of management attention.
We have acquired, and may in the future acquire, companies, assets and technologies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit to expand our product offerings or business in other countries. Also see “—We face various challenges and risks in connection with our expansion into overseas markets.” Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.
Pending or future litigations, arbitrations, governmental investigations and other legal proceedings could have a material and adverse impact on our financial condition and operating results.
We have been, and may continue to be, subject to lawsuits, arbitrations and other legal proceedings brought by our competitors, individuals, or other entities against us. We also may be subject to disputes and proceedings incidental to our business, including product-related claims for personal injury or illness, death, environmental or property damage or other commercial disputes. For any pending or future litigation or arbitration where we can make a reasonable estimate of the liability relating to pending litigation or arbitration against us and can determine that an adverse liability resulting from such litigation or arbitration is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, and arbitration the amount of our estimates may be inaccurate, in which case our financial condition and results of operations may be adversely affected. In addition, the outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which in turn may adversely affect our user base and adverting customer base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our daily business. We may also need to pay damages or settle lawsuits with substantial amounts of cash, which may adversely affect our cash flow and financial conditions. In addition, any insurance or indemnification rights that we may have with respect to such matters may be insufficient or unavailable to protect us against potential loss exposures. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or to materially alter our business practices, which could have an adverse effect on our financial condition and results of operations, and cash flows. We also may be requested or required to recall products or take other actions. Our reputation could also be adversely affected by any resulting negative publicity.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
We face various challenges and risks in connection with our expansion into overseas markets.
As we expand our global and cross-border businesses into an increasing number of overseas markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our global and cross-border businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:
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inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

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lack of acceptance of the product and service offerings on our platform;

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disruptions in the supply chain;

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investigations regarding anti-dumping;

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trade wars;

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geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

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challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

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trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

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differing and potentially adverse tax consequences;

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increased and conflicting regulatory compliance requirements;

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adaption to different industry practices;

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challenges caused by distance, language and cultural differences;

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the impact of the COVID-19 pandemic and other natural disasters;

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increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

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availability and reliability of global and cross-border payment systems and logistics infrastructure; and

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exchange rate fluctuations.

As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our global and cross-border businesses and operations may not be successful. Failure to expand our global and cross-border businesses and operations could materially and adversely affect our business, financial condition and results of operations.
Transactions conducted through our global and cross-border platforms may be subject to different customs, taxes and rules and regulations, and we may be adversely affected by the complexity of and developments in customs, foreign exchange and import/export laws, rules and regulations in China and other jurisdictions.
In addition, changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect our global and cross-border operations, our financial condition and results of operations.
A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and financial condition.
COVID-19 has had a negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There was considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats, war and other conflicts in Ukraine, the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship and potential conflicts between China and other countries and regions, including the surrounding Asian countries and regions, which may result in economic and other consequential impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.
Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
Trade-related tensions between the United States and China remain an important source of potential risk. The conclusion of the Economic and Trade Agreement between the two countries in January 2020 (“the Phase One Agreement”) halted the cycle of escalatory import tariffs imposed by both countries and resulted in a reduction of certain tariffs on Chinese imports. However, the United States continues to impose tariffs under Section 301 of the Trade Act of 1974, ranging from 7.5% to 25%, on approximately $370 billion in Chinese imports.
Trade tensions between China and the United States may intensify in the future, resulting in the imposition of more tariffs or other trade restrictions. Although cross-border business currently may not be an area of our focus, if we plan to sell more products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for products and services on our platform, impact the competitive position of products sold on our platform or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, financial condition, or results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.
In addition, recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based companies have raised concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based companies in areas such as data security, information technology or other business activities. Similar or more expansive restrictions, including relating to export controls, that may be imposed by the United States or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems or products that may be important to our technology infrastructure, product and service offerings and business operations.
Furthermore, we may also face export controls- or sanctions-related or other trade-related restrictions on transactions with certain customers, business partners and other persons. The Entity List maintained by the U.S. Department of Commerce identifies foreign parties that are prohibited from acquiring — whether by export, reexport, or transfer in-country — some or all items subject to the U.S. Export Administration Regulations (“EAR”), unless the exporter secures a license. Licenses, and exceptions to the license requirement, are rarely granted to exporters. Exporting, reexporting or transferring items subject to the EAR in violation of licensing requirements could result in criminal and/or civil penalties. These restrictions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future, may adversely affect our ability to work with certain existing and future customers and business partners, which would harm our business. Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny or export controls- or sanctions-related restrictions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial conditions or prospects.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
If we cannot effectively and properly collect payment from our customers, our business and operations may be materially and adversely affected.
We have implemented payment and collection policies and practices designed to optimize repayment in compliance with relevant laws and regulations, while also providing superior customer experience. In order to maintain healthy credit performance, we utilize our credit assessment system to evaluate our customers’ credit performance before we enter into transactions with our customers, followed by collection efforts of our collection team to control bad debts. Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments as expected. Our failure to collect payment would have a material and adverse effect on our business operations and financial positions.
Moreover, the current regulatory regime for debt collection in China remains unclear, and as we expand overseas, we will be subject to regulatory regimes in other jurisdictions as well. Although we aim to ensure our collection efforts comply with relevant laws and regulations in China and other relevant jurisdictions, and we have established strict internal policies to ensure that our collections personnel does not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to not be compliant with relevant laws and regulations in China or other relevant jurisdictions may result in harm to our reputation and business, which could further reduce our ability to collect payments, or may result in fines and penalties imposed by the relevant regulatory authorities, any of which may have a material and adverse effect on our results of operations.
Products and parts manufactured in foreign markets may cease to be available for various reasons including changes in trade policy, which could adversely affect our inventory levels and operating results.
We obtain certain of the products, and our suppliers obtain certain of their products, available on our platform, from the United States and Europe. Our suppliers could discontinue selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or our suppliers’ control, including foreign government regulations, domestic government regulations, political unrest, war, disease, disruption or delays in shipments, or changes in local economic conditions. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with another supplier providing equally appealing products and services.
Tightening of tax compliance efforts that affect suppliers on our platform could materially and adversely affect our business, financial condition and results of operations.
The online MRO procurement service industry in China is still developing, and the PRC government may require online MRO procurement platform operators, such as our company, to assist in the collection of taxes with respect to income generated by suppliers from transactions conducted on our platform. Suppliers operating businesses on our platform may be deficient in their tax registration. PRC tax authorities may enforce registration requirements that target these suppliers on our platform and may request our assistance in these efforts. As a result, these suppliers may be subject to more stringent tax compliance requirements and liabilities and their business on our platform could suffer or they could decide to terminate their relationship with us, which could in turn negatively affect us. According to the E-Commerce Law, the e-commerce platform operators shall submit the identity information and the information related to tax payment of the merchants on the platform to the tax authorities. We may also be requested by tax authorities to assist in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the customers, and withholding against our customers. If that occurs, we may lose existing suppliers and potential suppliers might not be willing to operate their business on our platform. We may be subject to liabilities if we fail to cooperate with the relevant PRC tax authorities to assist in the enforcement as requested. Stricter tax enforcement by the PRC tax authorities may also reduce the activities by customers on our platform. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
We may be subject to the higher level of scrutiny in terms of environmental protection and work safety in relation to hazardous products on our platform, as related laws and regulations are being established and implemented, which may increase cost and create restrictions to our business.
Our business is subject to a higher level of scrutiny from PRC laws and regulations relating to environmental protection, work safety and occupational health matters. Under these laws and regulations, we are required to limit environmental pollution to a certain standard and protect the occupational safety of our employees.
The storage and transportation process of hazardous products, such as hazardous chemicals, bears an inherent risk of damaging the environment by discharging pollutants and certain chemical wastes, and the storage and transporting of hazardous chemicals. While we have taken measures to ensure us meeting the requirements of current environmental protection laws and regulations, we cannot assure you that all situations that will give rise to material environmental liabilities will be discovered and addressed immediately. If we are found liable for any environmental protection laws and regulation breaches, we will be subject to fines and other forms of punishments. Should the PRC government imposes stricter environmental protection standards and regulations in the future, the cost of participants in the chemical industry to comply with such standards will generally increase, causing a negative impact on our operations. Moreover, we cannot assure you that we will be able to comply with such new regulations at reasonable costs, or at all. Any increase in production costs resulting from the implementation of additional environmental protection measures and/or failure to comply with new environmental laws or regulations may have a material adverse effect on our business, financial condition or results of operations.
In addition, the storage and transportation of hazardous chemicals, inherently require relevant personnel to be exposed to hazardous chemicals, therefore bearing risks of accidents and occupational diseases. While we have conducted periodic inspections of our operating facilities and carried out equipment maintenance on a regular basis to ensure that our operations are in compliance with applicable work safety related laws and regulations, we cannot assure you that we will not experience any material accidents, worker injuries or occupational health problems in the course of our operation in the future. Any work safety laws and regulations implemented in the future may materially increase costs of our business, and negatively affect our operation results.
We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
ZKH Industrial Supply adopted a stock incentive plan in 2017, or the 2017 Plan, which permits the granting of its options and restricted shares to its founders, co-founders, executive officers, employees and other personnel. In June 2019 and December 2020, the board of directors of ZKH Industrial Supply approved to increase the maximum aggregate number of its ordinary shares that may be issued pursuant to all awards under the 2017 Plan, which is 556,590,222 as of the date of this prospectus. See “Management — Share Incentive Plan.” As of the date of this prospectus, awards to purchase 185,997,651 ordinary shares of ZKH Industrial Supply under the 2017 Plan have been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. We recognized substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in China, but these applications may not be timely or successful and may be challenged by third parties. As China has adopted a “first to file” trademark registration system and there are trademarks similar to ours which have been registered in the same categories, we may not be able to successfully register our trademarks in such categories and may be exposed to the risk that we are held to be infringing third-party trademark rights. Moreover, for our trademarks unregistered in China, we may not be able to prevent a third-party from using our brand. There are others using trademarks similar to our trademarks. We believe our trademarks are vital to our business. We are in the process of filing cancellation requests for certain incumbent trademarks held by third parties on the basis of lack of sufficient usage. However, we cannot assure you that such requests would be successful, or that we can successfully register our trademarks at all.
If any third-party brings trademark infringement against us in connection with our use of any of the unregistered trademarks, we may face civil and administrative liabilities under the PRC Trademark Law. We may also be ordered to abandon any product alleged or held to infringe upon third parties’ legal interests, or redesign our products or processes to avoid assertion of infringement and compensate for losses of such third parties up to RMB5 million, and may be ordered to eliminate any negative impact. In addition, we may be subject to various administrative liabilities including, among others, imposition of fines with a maximum of five times of illegal turnover if such illegal turnover exceeds RMB50,000, or RMB250,000 if such illegal turnover is less than RMB50,000. Any of these liabilities may disrupt our business operations and materially and adversely affect our reputation, financial condition and operating results. Even if we are successful in defending against such claims, legal proceedings could result in substantial costs and be a distraction to our management.
Meanwhile, intellectual property rights and confidentiality protections in China may not be as effective as those in the U.S. or other countries for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our turnover and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.
It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
We cannot be certain that our operations or any aspects of our business have not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings, claims or penalties relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the products and services available on our platform or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.
Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability and penalties for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.
Some of the products and services on our platform contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.
We use open source software in our offerings of products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open source code on unfavorable terms or at no cost. This could result in our proprietary software being made available in the source code form and/or licensed to others under open source licenses, which could allow our competitors or other third parties to use our proprietary software freely without spending the development effort, and which could lead to a loss of the competitive advantage of our proprietary technologies and, as a result, sales of our offerings of products and services. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute the products or services on our platform or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open source license. These claims could result in litigation and could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.
Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title, non-infringement, or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our offerings of products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our ownership of proprietary intellectual property, the security of our vehicles, or our business, results of operations, and financial condition.
Our operations depend on the performance of the internet infrastructure and telecommunications networks in China and in other countries.
Our business depends on the performance and reliability of the internet infrastructure in China and other countries in which we operate. Substantially all of our computer hardware and a majority of our cloud computing services are currently located in China. Almost all access to the internet in China is offered through China Mobile, China Unicom and China Telecom, the state-owned telecommunication operators, operating under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. In addition, the internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in internet usage.
The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile applications. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our financial results could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.
Our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which suppliers and customers interface with our platform.
We believe the simple and straightforward interface for our platform has helped us to expand and offer our solutions to our suppliers and customers, including end customers and retailer customers, with limited technical expertise. In the future, providers of internet browsers could introduce new features that would make it difficult for our suppliers and customers to use our platform. In addition, internet browsers for desktop or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platform, or prevent the access to our platform or suppliers’ online shops opened based on our technology. Any changes to technologies used in our platform, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for suppliers and customers to access our platform or suppliers’ online shops opened based on our technology, may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.
Activities of or content posted by suppliers or customers on our platform could damage our brand, subject us to liability, and harm our business and financial results.
Our terms of service and acceptable use policy prohibit our suppliers and customers, including end customers and retailer customers, from using our platform to engage in illegal or otherwise prohibited activities and our terms of service and acceptable use policy permit us to terminate their accounts or a retailer’s shop if we become aware of such use. Suppliers and customers may nonetheless engage in prohibited or illegal activities in violation of applicable laws via our platform without our knowledge, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of suppliers or customers that are deemed to be hostile, offensive, inappropriate or illegal. We do not proactively and comprehensively monitor or review the appropriateness of the content of all online shops opened leveraging our technology in connection with our services and we do not have control over retailer activities or the activities in which our suppliers or customers engage. The safeguards we have

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results. Customers using our platform may also operate businesses in regulated industries, which are subject to additional scrutiny, increasing the potential liability we could incur. In addition, due to our international expansion, we may be subject to international actions alleging that content contained on our platform violate laws in foreign jurisdictions, which could negatively affect our business and operations. The laws relating to the liability of online service providers are evolving and subject to challenge including claims related to defamation, libel, breach of contract, invasion of privacy, negligence, copyright or trademark infringement. Developments in these laws in various jurisdictions could subject us to liability, penalties or restrictions on our business.
We are dependent upon suppliers’ and customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce.
Our success depends upon the customers and suppliers’ ability to access the internet and its continued willingness to use the internet as a means to pay for purchases, communicate, and conduct commercial transactions, including through mobile devices. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, or restrictions imposed by companies with significant market power in the broadband and internet marketplace could decrease the demand for our offering of products, increase our operating costs, or otherwise adversely affect our business. Given uncertainty around these rules, we could experience discriminatory or anti-competitive practices that could impede our growth, increase our costs or adversely affect our business. If suppliers or customers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to suppliers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.
We have limited insurance coverage, which could expose us to significant costs and business disruptions.
We maintain limited insurance policies to safeguard against risks and unexpected events. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. In addition to providing social security insurance as required by PRC law, we also provide supplemental commercial accident insurance for our employees. However, as the insurance industry in China is still evolving, insurance companies in China currently offer limited business-related insurance products. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at three locations. We have also purchased transportation insurance covering the products in transit. We do not maintain business interruption insurance, nor do we maintain key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our ADSs.
Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In auditing our consolidated financial statements for the fiscal years ended December 31, 2020 and 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).
The material weakness that has been identified relate to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. The material weakness resulted in a number of significant adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.
Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.
Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weakness in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.
In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. There have been outbreaks of epidemics in China and globally, which could disrupt our business operation. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general and a prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere. Such outbreaks could significantly impact our industry, and any failure to have our business insurance claims covered could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Shanghai, where most of our management and employees currently reside. Most of our system hardware is hosted in facilities located in Shanghai and our back-up systems are hosted in facilities located in Beijing and Hangzhou. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, Beijing and Hangzhou, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operations.
The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.
Our current risk management system may not be able to exhaustively assess or mitigate all risks to which we are exposed. If we fail to develop and maintain an effective system of internal control, our business operation might be negatively affected.
We have established risk management, quality control and internal control systems consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or other third parties, including, but not limited to, our suppliers and customers, including end customers and retailer customers, or other events that are out of our control, that could adversely affect the quality of products sold on our platform and reputation

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
and subject us to financial losses and sanctions imposed by government authorities. As a result, despite our efforts to improve the aforementioned systems, we cannot assure you that our risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.
We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase the cost of purchasing products and impact our foreign sales and product sourcing.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. Significant revaluation of the Renminbi may increase the cost of purchasing products and impact our foreign sales and product sourcing.
Substantially all of our income and expenses are dominated in Renminbi and our reporting currency is Renminbi, and substantial revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. Although from time to time, we may use hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, these hedges may not be effective. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.
The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned or controlled by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct it business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth, and the growth rate of the Chinese economy has gradually slowed since 2010. Any prolonged slowdown in the Chinese economy may reduce the demand for our offerings of products and services and materially and adversely affect our business and results of operations. Furthermore, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.
The approval of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming these drafts become effective in their current forms, any of our offering and listing in an overseas market in the future will be subject to the filing requirement with the CSRC. As advised by our PRC counsel, Han Kun Law Offices, based on the fact that the Draft Administration Regulations and the Draft Filing Measures have not yet taken effect, this offering is not subject to any filing requirement with the CSRC prior to the effectiveness of the Draft Administration Regulations and the Draft Filing Measures. In the event that the Draft Administration Regulations and the Draft Filing Measures come into effect after the date of this prospectus but on or before the consummation of this offering, we will take any and all actions necessary to complete the required filing with the CSRC. As of the date of this prospectus, our PRC counsel does not expect there to be any material legal obstacle for us to comply with the required filing procedures with the CSRC under the Draft Administration Regulations and the Draft Filing Measures, if these were to be adopted in their current forms. We have also made inquiries with the CSRC. Upon reviewing this prospectus, the CSRC has confirmed that (i) it does not object to this offering, and (ii) we do not need to obtain any regulatory approval or fullfill any filling procedure for this offering under applicable PRC laws, rules and regulations.
If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies,

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.
In addition, the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the interpretation and application of the M&A Rules remain unclear, and this offering may ultimately require approval of the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us or how long it will take us to obtain the approval, and even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining CSRC approval for this offering, or a rescission of such CSRC approval if obtained by us, would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.
Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval may not be required for the listing and trading of our ADSs on the [NYSE/Nasdaq Global Market] in the context of this offering.
However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. Recently, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As such, we have not submitted any application to the CSRC or other PRC government authorities for the listing and trading of our ordinary shares. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for this offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this offering, or a rescission of any such approval if obtained by us, would

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.
Uncertainties with respect to the PRC legal system could adversely affect us.
The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.
In particular, PRC laws and regulations concerning the internet-related industries are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related industries. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the internet-related industries may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.
Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.
The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We have obtained the VATS License in the subcategory of the Electronic Data Interchange License, or the EDI License, a value-added telecommunications business operating license required for provision of the online data processing and transaction processing services, and other relevant permits required for operating our business. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Regulation.”
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2024 which is due by April 30, 2025, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2024.
Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.
According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.
In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws recently. For example, in April 2021, the SAMR, the CAC and the SAT, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons abroad without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.
We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. Our management has discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways that do not yield a favorable return, or no return at all. Our actual use of these proceeds may differ substantially from our plans, if any, in the future. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was amended by the State Administration of Taxation on December 29, 2017, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.
We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.
On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.
The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.
If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.
The Chinese government has provided tax incentives to our PRC subsidiaries, primarily in the form of reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, certain of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiary in China, could adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.
ZKH Industrial Supply (Shanghai) Co., Ltd. was recognized as a “high and new technology enterprise” in November 2018 and was eligible for a preferential tax rate of 15% from 2018 to 2021. Shenzhen Kuntong Smart Warehousing Technology Co., Ltd. one of our PRC subsidiaries located in Shenzhen, Guangdong Province, was recognized as a “high and new technology enterprise” in December 2020 and was eligible for a preferential tax rate of 15% from 2020 to 2023. Government subsidies and preferential tax treatments are subject to discretions of the relevant governmental authorities and our eligibility for them are therefore out of our control. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.
Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices (e.g., engaging third-party human resource service providers to pay social insurance and housing funds for our employees on our behalf) are deemed to be in violation of relevant PRC laws and regulations.
The enforcement of the PRC Labor Contract Law and other labor-related regulations in China may subject us to penalties or liabilities.
The PRC Labor Contract Law, which was amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have a non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.
These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times deemed to be in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.
The M&A Rules and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Anti-Monopoly Law-Enforcement Agency under the State Council before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related service providers on online platforms. It also stipulates that any concentration of undertakings shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves or our subsidiaries) that meet the thresholds for clearance, may be required to be reported to and approved by the anti-monopoly law enforcement agency in China, and we may be subject to penalty including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by the Ministry of Commerce which became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the NDRC and the Ministry of Commerce and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.
In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.
In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.
Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into the PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.
We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.
Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the NDRC prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.
We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.
On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009, and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.
We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the PRC laws.
In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. Some of our subsidiaries are required to allocate general risk reserves prior to the distribution of dividends.
Our PRC subsidiaries generate essentially all of their revenue in Renminbi, and cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.
The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.
Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.
Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our shares or ADSs, or the gains realized from the transfer of our shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.
In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial performance.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.
Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to registration with the SAMR or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our PRC domestic subsidiaries. Further, we are not likely to finance the activities of our PRC domestic subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
foreign investment. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.
In light of the various requirements imposed by the PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
In addition, the PRC government may also at its discretion to restrict our access in the future to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.
Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.
We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets, and the limited remedies thereof. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.
Proceedings instituted by the SEC against the China-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
Starting in 2011, the China-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the [NYSE/Nasdaq Global Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
Risks Related to Our ADSs and This Offering
An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.
We intend to apply to list the ADSs on the [NYSE/Nasdaq Global Market]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs is determined by negotiation between us and the underwriters based upon several factors, and we can provide no

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
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variations in our revenues, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our services or our industry;

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additions or departures of key personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrades our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.
Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of the final prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.
After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.
We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs immediately following the offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.
While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised)

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
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the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

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the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [NYSE/Nasdaq Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We will incur increased costs as a result of being a public company.
Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs may negatively affect our financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [NYSE/Nasdaq], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] corporate governance listing standards.
As a Cayman Islands exempted company listed on the [NYSE/Nasdaq Global Market], we are subject to the [NYSE/Nasdaq] corporate governance listing standards. However, the [NYSE/Nasdaq]

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] corporate governance listing standards.
We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [NYSE/Nasdaq] corporate governance listing standards applicable to U.S. domestic issuers.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying ordinary shares.
Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights with respect to the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may only vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the ordinary shares and become the registered holder of such ordinary shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings, and in your capacity as an ADS holder, you will not have any rights to call or requisition a shareholders’ meeting.
The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect your interests.
Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:
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we have failed to timely provide the depositary with notice of the meeting and related voting materials;

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we have instructed the depositary that we do not wish a discretionary proxy to be given;

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
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we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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we have informed the depositary that a matter to be voted on at the meeting may have an adverse impact on shareholders; or

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the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver is enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.
If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.
Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the ordinary shares, and the

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.
You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.
The post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.
We will adopt the [third] amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, which we refer to as the post-offering memorandum and articles of association. Our post-offering memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
You may experience dilution of your holdings due to inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless we indicate that we wish such rights to be made available to holders of ADSs and the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Conversion of the Series F Convertible Notes may dilute the ownership interest of our investors.
In January 2022, we entered into a Series F convertible note subscription agreement with investors to issue convertible notes of the equivalent US dollars to an aggregate principal amount of US$221,834,275 (“Series F Convertible Notes”) with simple interest rate at 8% per annum, maturing ten months after the issuance date, which are convertible into 392,013,413 Series F preferred shares. All the Series F preferred shares will be automatically re-designated as ordinary shares immediately prior to the completion of this offering. As a result, the conversion of the Series F Convertible Notes may dilute the ownership interests of our shareholders and holders of ADSs.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
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our mission, goals and strategies;

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our future business development, financial condition and results of operations;

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expected changes in our revenues, expenses or expenditures;

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the expected growth of the MRO procurement service industry in China and globally;

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changes in customer or product mix;

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our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;

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our expectations regarding our relationships with customers, suppliers, and service providers on our platform;

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competition in our industry;

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government policies and regulations relating to our industry;

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general economic and business conditions in China and globally;

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the outcome of any current and future legal or administrative proceedings; and

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assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This prospectus also contains statistical data and estimates that we obtained from government and private publications, including industry data and information from China Insights Consultancy. Statistical data in these publications also include projections based on a number of assumptions. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The MRO procurement service market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately US$      , or approximately US$      if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$      per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS would increase (decrease) the net proceeds to us from this offering by US$      , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:
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approximately     % to further develop our platform to scale up our business, including expanding our customer base and enriching our product offerings, especially continuing to develop ZKH Selection;

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approximately     % to strengthen supply chain capabilities and further improve fulfillment efficiency , including upgrading our fulfillment infrastructure and expanding cooperation with our suppliers;

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approximately     % for research and development, to continue to build our IT infrastructure and improve our digital services, such as artificial intelligence, big data analytics, and other technical capabilities; and

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the balance for general corporate purposes, which may include funding working capital needs, potential strategic investment and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time, as well as overseas market development.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”
Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.
In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—PRC Regulations—Regulation Related to Foreign Exchange and Dividend Distribution.”
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our capitalization as of December 31, 2021:
•
on an actual basis;

•
on a pro forma basis to reflect the automatic re-designation of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•
on a pro forma as adjusted basis to reflect (i) the automatic re-designation of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the issuance and sale of           ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$      per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of December 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Long-term borrowings
Mezzanine equity:
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.0000001 par value; 58,480,000 shares authorized, and 58,480,000 shares issued and outstanding as of December 31, 2021; redemption value of RMB26,703 as of December 31, 2021)	26,703	4,190	—	—
Series A+ convertible redeemable preferred shares (“Series A+ Preferred Shares”) (US$0.0000001 par value; 84,480,000 shares authorized, and 84,480,000 shares issued and outstanding as of December 31, 2021; redemption value of RMB39,901 as of December 31, 2021)	39,901	6,261	—	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0000001 par value; 734,209,000 shares authorized, and 734,209,000 shares issued and outstanding as of December 31, 2021; redemption value of RMB381,310 as of December 31, 2021)	381,310	59,836	—	—

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
	As of December 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series B+ convertible redeemable preferred shares (“Series B+ Preferred Shares”) (US$0.0000001 par value; 277,730,000 shares authorized, and 277,730,000 shares issued and outstanding as of December 31, 2021; redemption value of RMB228,493 as of December 31, 2021)	228,493	35,856	—	—
Series C1 convertible redeemable preferred shares (“Series C1 Preferred Shares”) (US$0.0000001 par value; 604,820,600 shares authorized,and 604,820,600 shares issued and outstanding as of December 31, 2021; redemption value of RMB702,521 as of December 31, 2021, respectively)	702,521	110,241	—	—
Series C2 convertible redeemable preferred shares (“Series C2 Preferred Shares”) (US$0.0000001 par value; 372,859,000 shares authorized, and 372,859,000 shares issued and outstanding as of December 31, 2021; redemption value of RMB430,041 as of December 31, 2021)	430,041	67,483	—	—
Series D1 convertible redeemable preferred shares (“Series D1 Preferred Shares”) (US$0.0000001 par value; 705,523,600 shares authorized, and 705,523,600 shares issued and outstanding as of December 31, 2021; redemption value of RMB1,105,823 as of December 31, 2021)	1,105,823	173,528	—	—
Series D2 convertible redeemable preferred shares (“Series D2 Preferred Shares”) (US$0.0000001 par value; 105,302,000 shares authorized, and 105,302,000 shares issued and outstanding as of December 31, 2021; redemption value of RMB168,717 as of December 31, 2021)	168,717	26,475	—	—
Series E convertible redeemable preferred shares (“Series E Preferred Shares”) (US$0.0000001 par value; 803,222,500 shares authorized, and 803,222,500 shares issued and outstanding as of December 31, 2021; redemption value of RMB1,958,419 as of December 31, 2021)	1,958,419	307,319	—	—
Redeemable non-controlling interest	1,005	158	1,005	158
Total mezzanine equity	5,042,933	791,347	1,005	158

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
	As of December 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Shareholders’ Equity/(Deficit):
Ordinary shares (USD0.0000001 par value; 496,253,373,300 shares authorized; 1,218,621,800 shares issued and outstanding as of December 31, 2021)	1	0.16	3	0.47
Additional paid-in capital	—	—	5,041,926	791,189
Statutory reserves	5,278	828	5,278	828
Accumulated other comprehensive loss	(930)	(146)	(930)	(146)
Accumulated deficits	(2,774,226)	(435,337)	(2,780,453)	(436,314)
Total ZKH Group Limited shareholders’ deficit	(2,769,877)	(434,655)	2,265,824	355,557
Non-controlling interests	3,905	613	3,905	613
Total shareholders’ equity/ (deficit)(2)	(2,765,972)	(434,042)	2,269,729	356,170
Total capitalization(2)(3)	2,276,961	357,305	2,270,734	356,328

Notes:
(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Total capitalization equals the sum of long-term borrowings, mezzanine equity and shareholders’ equity (deficit).

(3)
A US$1.00 increase/(decrease) in the assumed initial public offering price of US$      per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase/(decrease) each of additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by US$      million.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
DILUTION
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of December 31, 2021 was US$349.1 million, or US$0.31 per ordinary share as of that date and US$      per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$      per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Without taking into account any other changes in pro forma net tangible book value after December 31, 2021, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$      per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2021 would have been US$      , or US$      per ordinary share and US$      per ADS. This represents an immediate increase in net tangible book value of US$      per ordinary share and US$      per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share and US$      per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:
	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2021	US$ 0.31	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$
A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$      , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$      per ordinary share and US$      per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$      per ordinary share and US$      per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on a pro forma as adjusted basis as of December 31, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$	%	US$	US$
New investors			US$	%	US$	US$
Total			US$	100.0%
The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.
The discussion and tables above assume no exercise of any options outstanding as of the date of this prospectus. To the extent that any options are exercised, there will be further dilution to new investors. As of the date of this prospectus, options to purchase 185,997,651 ordinary shares of ZKH Industrial Supply were granted and outstanding under the share incentive plan of ZKH Industrial Supply, with a weighted average exercise price of US$0.03. No share-based award of ZKH Group Limited is outstanding.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
Most of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.
We have appointed                 , located at                 , as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.
We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:
•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to the PRC for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.
In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
CORPORATE HISTORY AND STRUCTURE
Corporate History
In 2014, we commenced our operations through ZKH Industrial Supply (Shanghai) Co., Ltd. (formerly known as Shanghai ZKH Trading Co., Ltd.), or ZKH Industrial Supply. ZKH Industrial Supply established a number of subsidiaries to engage in MRO procurement services.
We are currently undertaking a corporate restructuring in order to facilitate offshore financing and listing. We refer to this restructuring in this prospectus as the Restructuring.
Restructuring
ZKH Group Limited was incorporated in the Cayman Islands as our holding company in April 2021. In May 2021, ZKH Group Limited established a wholly owned subsidiary, ZKH Holdings Limited, in the British Virgin Islands. Shortly after its incorporation, ZKH Holdings Limited established a wholly owned subsidiary in Hong Kong, namely, ZKH Hong Kong Limited, which will be our intermediary holding company in Hong Kong. Upon the completion of the Restructuring, ZKH Hong Kong Limited is expected to own all of the shares of ZKH Industrial Supply.
ZKH Industrial Supply has completed several rounds of equity financing since its inception. See “Description of Share Capital—History of Securities Issuances.” As a part of the Restructuring, the then existing shareholders of ZKH Industrial Supply immediately prior to the initiation of the Restructuring and their respective designated affiliates became ZKH Group Limited’s shareholders in December 2021 through a distribution of ZKH Group Limited’s shares in proportion to ZKH Industrial Supply’s pervious shareholding structure. Also in December 2021, ZKH Industrial Supply entered into a shareholders agreement and a transitional period agreement with our shareholders and other parties, pursuant to which each of our investors shall be deemed as a shareholder of ZKH Industrial Supply and be entitled to relevant shareholders’ rights thereunder; such rights will terminate upon the exit of all institutional investors from ZKH Industrial Supply.
We expect to continue operating a majority of our business in China via ZKH Industrial Supply and its subsidiaries.
We are still in the process of the Restructuring and we will complete the Restructuring prior to this offering.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Corporate Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, after the Restructuring:
We do not currently use, and have not used in the past, a variable interest entity structure.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Overview
We are the leading MRO procurement service platform in China. We provide one-stop MRO procurement and management services for our customers, and offer digital and fulfillment solutions for participants along the industry value chain. We spearhead digital transformation of the MRO industry for cost reduction and efficiency improvement.
Our revenue model includes product sales model and marketplace model. Product sales model contributes to the majority of our revenues. Under the product sales model, we purchase products from suppliers and sell them to our customers. Under the marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales.
With our rapid business expansion, we have achieved significant growth. Our net revenues increased by 63.3% from RMB4,686.4 million in 2020 to RMB7,654.6 million (US$1,201.2 million) in 2021. Our net loss increased from RMB397.1 million in 2020 to RMB1,094.1 million (US$171.7 million) in 2021. Excluding the impact of share-based compensation expenses, we had an adjusted net loss of RMB305.2 million in 2020 and RMB910.8 million (US$142.9 million) in 2021. See “—Non-GAAP Financial Measure.”
Key Factors Affecting Our Results of Operations
Our results of operations and financial condition are affected by the general factors affecting China’s MRO procurement service market, including, among others, China’s overall economic growth, the competitive environment in China and the changes in the cost of raw materials used in our products. In addition, our results of operations and financial condition are also affected by factors driving the MRO procurement service market in China, such as the number and performance of industrial enterprises, the acceptance and extent of digital transformation of MRO procurement services, the scope of MRO products and service offerings, fulfillment capabilities, and the availability of advanced digital solutions and intelligent services. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.
While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by the following specific factors.
Our ability to expand our customer base, especially the number of high-spending customers
Growth in the number of customers is a key driver of our revenue growth, as substantially all of our revenues are generated from selling MRO products. The continued growth of our customer base depends on our ability to retain existing customers and acquire new customers. The number of our customers increased from over 30,000 in 2020 to over 52,000 in 2021. In order to enhance our acquisition and retention of customers, we will continue optimizing the mix of our product and service offerings, maintaining and deepening relationships with existing customers, exploring new services, features and functionalities responsive to customers’ demands, and promoting our brands recognition.
The number of end customers who contributed GMV of more than RMB1 million to us was over 630 and over 1,100 in 2020, and 2021, respectively. Over the years, our customers have exhibited significant loyalty to our platform. For example, approximately 88% of our top 500 customers in 2019 in

Confidential Treatment Requested by ZKH Group Limited
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terms of GMV transacted with us in 2021. High-spending customers are important to our business because they are enterprises with steady demand for MRO products and stable procurement schedules. To improve the spending from our existing customers, we plan to customize our services based on our analysis of customers’ historical MRO procurement patterns, optimize our fulfillment services, recommend more suitable digital solutions to help them digitalize their business operations, and introduce new product and service offerings.
Our business and product mix
Our results of operations are affected by the mix of business models that we operate. By customer type, we mainly serve end customers on our ZKH platform and retailer customers on our GBB platform. By revenue model, we derive revenue from product sales model and marketplace model. Under the product sales model, we purchase products from suppliers and sell them to our customers. Under the marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales. On ZKH platform, we operate both product sales and marketplace model, and on GBB platform, we currently primarily operate product sales model. As retailer customers typically resell the products procured through our platform and are more price sensitive, we strategically set prices on GBB platform to be generally lower than ZKH platform, which explains the higher gross margin of our ZKH platform.
Our cost of revenues primarily consists of purchase price of products under product sales model, and also includes inbound shipping charges and write-downs of inventories. We incur minimal cost of revenues under marketplace model, which has significantly higher gross margin than product sales model. We expect our cost of revenues to increase in absolute amounts as we continue to grow our business. However, we believe our expansion in business scale and transaction volume will help us obtain more favorable terms from suppliers, including pricing terms, and our expansion in marketplace model will improve the overall gross margin of our business.
Our results of operations are also affected by the mix of products sold on our platform. Our product lines can be broadly divided into five categories: spare parts, general consumables, office supplies, chemicals and fasteners, and others. Spare parts and chemicals and fasteners feature higher gross margins than the others. Our product capability is driven by our ability to offer products which are best fit for customers. We will continue to invest in our product team to constantly optimize the selection of SKUs on our platform. The product mix on our platform may change from time to time in response to customers’ evolving procurement demands, which may impact our gross margin.
Our ability to manage operating expenses
Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue our initiatives to optimize our operating expenses, for example, our fulfillment expenses with improvement in fulfillment network and the adoption of direct shipping from suppliers to customers. As our business scale grows, we believe we will have more operating leverage on our operating expenses.
Our ability to expand and maintain relationships with suppliers and service providers
Maintaining healthy collaborative relationships with MRO product suppliers and fulfillment service providers is critical to our business success. We source MRO products from suppliers for transactions on our platform. As our business grows in scale, we expect to further increase our purchase volume, as such, we solidify and expand our business relationships with suppliers, which in turn allows us to enhance product selection available to customers and offer products at competitive prices. As we attract more customers and generate greater transaction volume on our platform, we must maintain strong relationships with suppliers and service providers to ensure sufficient supply of MRO products and superior fulfillment experiences.

Confidential Treatment Requested by ZKH Group Limited
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Our ability to manage working capital
Our ability to effectively manage our working capital will continue affecting our operating cash flow. We actively manage our accounts receivable, accounts payable and inventory pursuant to our internal protocols and policies. For accounts receivable and accounts payable, we perform credit assessment and take into consideration of transaction amount, business relationship, and business prospects to evaluate our customers and suppliers’ performance, before making transactions with them. We plan to optimize our business arrangements with our transaction counterparties. We expect our GBB platform to bring positive impacts on our cash flow, as retailer customers generally make payments prior to shipping of products. We will continue to optimize our inventory management via system integration with more suppliers and the usage of direct shipping in more orders as appropriate.
Impact of COVID-19 on Our Operations
Our results of operations and financial condition have been, and will continue to be affected by the COVID-19 pandemic, including outbreaks due to any existing or new variants. The extent to which COVID-19 impacts our results of operations will depend on future developments of the pandemic, including new information concerning its global severity, actions taken to contain the pandemic and the efficacy of vaccine or treatment, all of which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that COVID-19 impacts the Chinese economy in general.
To contain the spread of COVID-19, the Chinese government has taken certain measures, including, among others, implementation of travel bans and restrictions, quarantine for individuals infected with or suspected of having COVID-19, encouragement of remote working arrangements and cancellation of public activities. We have taken a series of measures in response to COVID-19, such as remote working arrangements for some of our employees. These measures could reduce the capacity and efficiency of our operations.
The COVID-19 resulted in temporary closure of many corporate offices, hardware stores, manufacturing facilities and factories across China in early 2020, and put significant strains on product shipping and delivery. These restrictions led to a decrease in demand and supply of non-PPE products and higher fulfillment expenses, especially our shipping costs. Our shipping cost as a percentage of revenue increased from 1.5% in the first quarter of 2019 to 1.9% in the first quarter of 2020. The adverse effect of the pandemic was reflected in slow-down in the growth in sales to our customers in the first quarter of 2020. Our GMV increased by approximately 25% in the first quarter of 2020 from the first quarter of 2019, which was slower than the year-over-year growth of over 40% in the subsequent quarters of 2020. As COVID-19 became gradually contained and business activities gradually resumed in China later in 2020 and 2021, our employees had generally returned to work, our major operations across China had recovered, and customer demand across product and service categories on our platform had recovered later in 2020 and 2021.
Since December 2021, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar measures as described above to contain these outbreaks and the further spread of COVID‑19. Many corporate offices, hardware stores, manufacturing facilities and factories in the affected regions have been temporarily closed again, which has adversely affected the MRO procurement demand. Because of the city-wide lock-downs from time to time, there have been significant strains on product shipping and delivery activities. We have reinstated temporary remote working arrangement for our employees in the affected regions since March 2022.
We will continue to actively monitor the development of COVID-19, including outbreaks driven by its variants, and may take further actions to alter our business operations as may be required by governmental authorities or which we determine are in the best interests of our employees, customers, suppliers, and shareholders. However, as the impacts from COVID-19 will depend on future developments of the pandemic which are highly uncertain and unpredictable, it is impracticable for us to predict further impacts of COVID-19 on our results of operations.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
As of December 31, 2021, we had cash and cash equivalents of RMB538.0 million (US$84.4 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic has significantly impacted worldwide economic conditions and our business and operations have been and may continue to be adversely affected.”
Key Components of Results of Operations
Revenues
Our net revenues are comprised of net product revenues, net service revenues and other revenues. The following table sets forth the components of our revenues and percentages of our total net revenues for the periods presented:
	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Net product revenues
From ZKH platform	4,067,878	86.8	6,549,947	1,027,829	85.6
From GBB platform	552,059	11.8	950,089	149,090	12.4
Net service revenues	40,812	0.9	116,692	18,312	1.5
Other revenues	25,619	0.5	37,863	5,942	0.5
Total	4,686,368	100.0	7,654,591	1,201,173	100.0
Under our product sales model, we purchase products from suppliers and sell them directly to our customers. Net product revenues are derived from the sales price of the MRO products sold directly to customers, net of discounts and return allowances when the products are delivered to customers. We record revenues from the product sales model on a gross basis as we act as the principal in these transactions.
Under the marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales. Net service revenues consist of such commissions earned from suppliers for sales made through our platform. We recognize service revenues on a net basis as we act as an agent in these transactions, net of the return allowances when the products are delivered to customers. In 2020 and 2021, we derived net product revenues from both ZKH platform and GBB platform, and a majority of net service revenues from ZKH platform.
Other revenues primarily consist of revenues generated from providing operating lease services covering certain types of machinery and equipment and testing and repairment services as well as warehousing and logistics services.
Cost of revenues
Purchase price of products constitutes the majority of cost of revenues. Cost of revenues also includes inbound shipping charges and write-downs of inventories. The cost of revenues does not include outbound shipping and handling expenses, payroll and benefits of logistic staff or logistic centers rental expenses that are included in fulfillment expenses. We recorded cost of revenues of RMB4,006.1 million in 2020 and RMB6,614.8 million (US$1,038.0 million) in 2021, representing 85.5% and 86.4% of our total net revenues in the respective year.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The following table sets forth our cost of revenues by business models and by platforms and percentages of our total cost of revenues for the periods presented:
	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Under product sales:
ZKH platform	3,486,463	87.0	5,719,745	897,553	86.5
GBB platform	514,590	12.8	889,933	139,650	13.4
Under marketplace(1)	—	—	—	—	—
Others	5,045	0.1	5,158	809	0.1
Total	4,006,098	100.0	6,614,836	1,038,012	100.0

Note:
(1)
We incurred minimal cost of revenues under marketplace model.

Our gross margin is affected by our scale, the mix of business models that we operate, the mix of platforms we operate, and the mix of products sold on our platform. The following table sets forth our gross profit and gross margin under the respective business models and platforms for the periods presented:
	For the Year Ended December 31,
	2020		2021
	RMB	%(2)	RMB	US$	%(2)
	(in thousands, except for percentages)
Gross profit(1):
Under product sales:
ZKH platform	581,415	14.3	830,202	130,277	12.7
GBB platform	37,469	6.8	60,156	9,440	6.3
Under marketplace	40,812	100.0	116,692	18,312	100.0
Others	20,574	80.3	32,705	5,132	86.4
Total	680,270	14.5	1,039,755	163,161	13.6

Notes:
(1)
Gross profit is calculated by subtracting cost of revenues from net revenues.

(2)
Gross margin represents gross profit as a percentage of net revenues.

Operating expenses
Operating expenses consist of fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The following table sets forth the components of our operating expenses by amounts and percentages of total net revenues for the periods presented:
	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Fulfillment	236,882	5.1	444,510	69,753	5.8
Sales and marketing	344,767	7.4	689,637	108,219	9.0
Research and development	149,593	3.2	256,421	40,238	3.3
General and administrative	348,839	7.4	759,627	119,202	9.9
Total	1,080,081	23.0	2,150,195	337,412	28.1
Fulfillment expenses.   Fulfillment expenses consist primarily of (i) payroll and related expenses for employees involved in warehousing, shipping, delivery and fulfillment, (ii) expenses incurred in providing logistics services for outbound shipping, including expenses charged by third-party couriers for dispatching and delivering our products, and (iii) lease expenses of our distribution centers and transit warehouses. Due to our business expansion, we expect our fulfillment expenses to increase in absolute amounts in the foreseeable future.
Sales and marketing expenses.    Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, and advertising costs. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we plan to continue to invest in customer acquisition efforts and increase our brand awareness.
Research and development expenses.    Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining software and technology platform, and technology infrastructure costs. We expect our research and development expenses to increase in absolute amounts in the foreseeable future as we continue to invest in technology and innovation to expand our technology capabilities.
General and administrative expenses.    General and administrative expenses consist primarily of employee related expenses for product line and other general corporate functions, including administration, finance, tax, legal and human relations, costs associated with these functions including facilities and equipment depreciation expenses, professional fee, rental expenses, and other general corporate related expenses. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future, as we hire additional personnel, devote more resources in product line research and selection, and incur additional expenses related to the anticipated growth of our business and our operation as a public company after the completion of this offering.
Taxation
Cayman Islands
We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands
Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our subsidiaries incorporated in Hong Kong are not subject to any Hong Kong withholding tax.
China
Generally, our subsidiaries incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. One of our PRC subsidiaries is entitled to a favorable statutory tax rate of 15% for the three years from 2018 to 2021 because of its qualification as a “High and New Technology Enterprise.”
The PRC Enterprise Income Tax Law and regulations provide that entities recognized as Software Enterprises are able to enjoy a tax exemption for two years commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years.
Enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020.
Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.
If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Net product revenues	4,619,937	98.6	7,500,036	1,176,919	98.0
Net service revenues	40,812	0.9	116,692	18,312	1.5
Other revenues	25,619	0.5	37,863	5,942	0.5
Total net revenues	4,686,368	100.0	7,654,591	1,201,173	100.0
Cost of revenues	(4,006,098)	(85.5)	(6,614,836)	(1,038,012)	(86.4)
Operating expenses:
Fulfillment(1)	(236,882)	(5.1)	(444,510)	(69,753)	(5.8)
Sales and marketing(1)	(344,767)	(7.4)	(689,637)	(108,219)	(9.0)
Research and development(1)	(149,593)	(3.2)	(256,421)	(40,238)	(3.3)
General and administrative(1)	(348,839)	(7.4)	(759,627)	(119,202)	(9.9)
Loss from operations	(399,811)	(8.5)	(1,110,440)	(174,251)	(14.5)
Interest and investment income	6,137	0.1	28,277	4,437	0.4
Interest expense	(4,057)	(0.1)	(10,593)	(1,662)	(0.1)
Others, net	2,497	0.1	(1,156)	(181)	(0.0)
Loss before tax	(395,234)	(8.4)	(1,093,912)	(171,657)	(14.3)
Income tax expenses	(1,914)	0.0	(200)	(31)	(0.0)
Net loss	(397,148)	(8.5)	(1,094,112)	(171,688)	(14.3)

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$	%
	(in thousands)
Fulfillment	5,442	2,154	338	1.2
Sales and marketing	20,685	8,204	1,287	4.5
Research and development	19,709	10,134	1,590	5.5
General and administrative	46,151	162,857	25,556	88.8
Total	91,987	183,349	28,771	100.0
Year ended December 31, 2021 compared to year ended December 31, 2020
Net revenues
Our net revenues increased by 63.3% from RMB4,686.4 million in 2020 to RMB7,654.6 million (US$1,201.2 million) in 2021, with increases in all categories of net revenues. Our revenue increase was mainly driven by the growth in customer number and customer average spending.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
•
The number of customers increased from over 30,000 in 2020 to over 52,000 in 2021, and average spending per customer increased from RMB160,497 to RMB164,451 (US$25,806) in the respective year.

•
The number of end customers who contributed GMV of more than RMB1 million to us was over 630 and over 1,100 in 2020 and 2021, respectively.

Net product revenues.   Net product revenues increased by 62.3% from RMB4,619.9 million in 2020 to RMB7,500.0 million (US$1,176.9 million) in 2021, as we generated higher revenues from both ZKH platform and GBB platform. Net product revenues from ZKH platform increased from RMB4,067.9 million in 2020 to RMB6,549.9 million (US$1,027.8 million) in 2021. Net product revenues from GBB platform increased from RMB552.1 million in 2020 to RMB950.1 million (US$149.1 million) in 2021.
Net service revenues.    Net service revenues increased by 185.9% from RMB40.8 million in 2020 to RMB116.7 million (US$18.3 million) in 2021, due to the rapid growth of marketplace model on ZKH platform.
Other revenues.    Other revenues increased by 47.8% from RMB25.6 million in 2020 to RMB37.9 million (US$5.9 million) in 2021, due to the growth in our provision of logistics and warehousing services to our suppliers.
Cost of revenues
Our cost of revenues increased by 65.1% from RMB4,006.1 million in 2020 to RMB6,614.8 million (US$1,038.0 million) in 2021, in line with the growing scale of our product sales model. Our gross margin decreased from 14.5% in 2020 to 13.6% in 2021, which was primarily a result of the purchase price increase of MRO products driven by the price increase of raw materials of MRO products, such as lubricant, adhesive, fasteners, wire and cable. In response to such increase in purchase price, it took us some time to adjust our sale prices.
The cost of revenues on ZKH platform under product sales model increased from RMB3,486.5 million in 2020 to RMB5,719.7 million (US$897.6 million) in 2021. The cost of revenues on GBB platform under product sales model increased from RMB514.6 million in 2020 to RMB889.9 million (US$139.7 million) in 2021.
Operating expenses
Fulfillment expenses.    Our fulfillment expenses increased by 87.7% from RMB236.9 million in 2020 to RMB444.5 million (US$69.8 million) in 2021. This increase was primarily attributable to (i) the increase in the compensation expenses from RMB64.4 million in 2020 to RMB134.3 million (US$21.1 million) in 2021, which was mainly driven by the increase in headcount of employees involved in warehousing, shipping, delivery and fulfillment, and (ii) the increase in distribution expenses incurred in providing logistics services for outbound shipping from RMB95.0 million in 2020 to RMB154.7 million (US$24.3 million) in 2021, in line with the growth of our business. Our rental expenses of warehouses also increased as we rented additional storage spaces.
Sales and marketing expenses.    Our sales and marketing expenses increased by 100.0% from RMB344.8 million in 2020 to RMB689.6 million (US$108.2 million) in 2021. The increase was primarily attributable to the increase in compensation expenses which increased from RMB197.6 million in 2020 to RMB426.6 million (US$67.0 million) in 2021, which was mainly driven by the increase in employee headcount of the sales personnel from over 900 as of December 31, 2020 to over 1,600 as of December 31, 2021 to drive our future growth, as well as the increase in travel expenses as COVID-19 became gradually contained and business travels were resumed.
Research and development expenses.    Our research and development expenses increased by 71.4% from RMB149.6 million in 2020 to RMB256.4 million (US$40.2 million) in 2021. The increase was primarily attributable to the increase in compensation expenses from RMB91.9 million in 2020 to RMB189.6 million (US$29.8 million) in 2021, as we continue to develop our technology infrastructure and capabilities.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
General and administrative expenses.    Our general and administrative expenses increased by 117.8% from RMB348.8 million in 2020 to RMB759.6 million (US$119.2 million) in 2021. The increase was primarily attributable to the associated increases in compensation expenses from RMB170.1 million in 2020 to RMB331.8 million (US$52.1 million) in 2021, which was primarily driven by the headcount increase of our product team from over 500 as of December 31, 2020 to over 900 as of December 31, 2021 to drive our future growth.
Net loss
As a result of the foregoing, we recorded net loss of RMB1,094.1 million (US$171.7 million) in 2021, compared to RMB397.1 million in 2020.
Non-GAAP Financial Measure
We review adjusted net loss, a non-GAAP measure, in evaluating our operating results and for financial and operational decision-making purposes. We define adjusted net loss for a specific period as net loss in the same period excluding share-based compensation expenses.
We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP financial measure facilitates investors’ assessment of our operating performance, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.
The non-GAAP financial measure should not be considered in isolation from or construed as an alternative to its most directly comparable financial measure prepared in accordance with GAAP. Investors are encouraged to review the historical non-GAAP financial measure in reconciliation to its most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, such measure may not be comparable to other similarly titled measure used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, its most directly comparable financial measure prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
The following table presents a reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure for each of the periods indicated:
	For the Year ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net loss	(397,148)	(1,094,112)	(171,688)
Add:
Share-based compensation expenses	91,987	183,349	28,771
Adjusted net loss	(305,161)	(910,763)	(142,917)
Liquidity and Capital Resources
Our cash and cash equivalents consist of cash on hand, demand deposit, time deposits with original maturities less than three months and cash placed with banks and third-part payment processor, which are unrestricted as to withdrawal or use. Our restricted cash consists primarily of security deposits for the bank acceptance bills and letter of guarantee.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Historically, we have funded our operation through a combination of private rounds of equity financing, debt financing, credit facilities from commercial banks and cash from operations. As of December 31, 2021, we had RMB538.0 million (US$84.4 million) in cash and cash equivalents.
In 2020, we obtained several revolving credit facilities provided by certain financial institutions, pursuant to which we could borrow up to RMB575.0 million in aggregate. As of December 31, 2020, we have drawn down an aggregate of RMB150.2 million with expiration dates ranging from February 2021 to May 2021. The interest rate on outstanding utilized amount under these credit facilities ranged from Loan Prime Rate (“LPR”) to LPR minus 5 basis points. The borrowings are denominated in RMB. As of December 31, 2020, we have drawn down RMB6.0 million as long-term loan at an interest rate of 4.6% per annum, matured in 2021.
In 2021, we entered into one more one-year revolving credit facilities agreement, making our total credit amount to RMB922.5 million. As of December 31, 2021, we have drawn down an aggregate of RMB347.7 million with expiration dates ranging from February 2022 to October 2022. The interest rate on any outstanding utilized amount under these credit facilities is calculated based on LPR. The borrowings are denominated in RMB.
Some of our banking facilities are subject to the fulfillment of covenants relating to our financial performance and results of operations. In the event we breach such covenants, the drawn down facilities would become payable on demand. We regularly monitor our compliance with these covenants. As of the date of this prospectus, none of the covenants relating to drawn down facilities had been breached.
As of December 31, 2021, 97% and 3% of our cash and cash equivalents were held in the mainland of China and Hong Kong, respectively, of which approximately 95% were denominated in Renminbi and approximately 5% were denominated in U.S. dollar. As of December 31, 2021, 96% of our restricted cash was held in China and denominated in Renminbi.
We believe that our current cash and cash equivalents and our anticipated proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future business operations and investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Our accounts and notes payable primarily includes amounts payable to our suppliers associated with our product sales. As of December 31, 2020 and 2021, our accounts and notes payable amounted to RMB1,523.4 million and RMB2,446.3 million (US$383.9 million), respectively, including accounts payable amounting to RMB979.7 million and RMB1,959.0 million (US$307.4 million), respectively. This increase reflected a significant growth in our scale of operations for our product sales and the related increase in products sourced from our suppliers. Our notes payable primarily include short-term notes, generally with terms between three to nine months provided to our suppliers and manufacturers.
Our accounts payable turnover days (inclusive of notes payable) were 93.3 days in 2020 and 109.5 days in the 2021. Accounts payable turnover days for a given period equal to average accounts payable and notes payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period. The improvement in our accounts payable turnover days was mainly attributable to our improved bargaining power and stronger cooperation relationship with our suppliers due to our increasing purchase volume , and to a lesser extent, our acceptance of notes as our payment method.
We have taken several initiatives to improve our account payables, including to strengthen business relationship with our suppliers by building strategic cooperation for more favorable credit terms, and to take proactive approach in account payable management so as to maintain a reasonable level of payment each month.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Our net accounts receivable primarily includes amounts due from customers. As of December 31, 2020 and 2021, our net accounts receivable amounted to RMB1,661.4 million and RMB2,762.0 million (US$433.4 million), respectively. The increase was primarily due to the increase in our sales volume. Our notes receivable primarily include bank acceptance notes. We accept bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within six months. Upon receipt of the bank acceptance notes, our accounts receivable from the customer will be derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes with face value of RMB119.5 million and RMB326.1 million (US$51.2 million) were endorsed to suppliers in 2020 and 2021, respectively.
Our accounts receivable turnover days (inclusive of notes receivable) were 123.0 days in 2020 and 121.9 days in 2021. Accounts receivable turnover days for a given period equal to average accounts receivable and notes receivable at the beginning and the end of the period divided by total net revenues during the period and then multiplied by the number of days during the period. The increase in our accounts receivable turnover days was mainly attributable to the larger transaction volume from high spending customers who usually have stronger bargaining power. The more prevalent adoption of notes as payment to us also contributed to the higher accounts receivable turnover days.
We have taken several initiatives to systematically improve the collection of our accounts receivable. We have established a comprehensive accounts receivable management system and a special accounts receivable collection department to track and complete the collection. Further, we adopt digital tools to facilitate account reconciliation and collection of accounts receivable.
Our inventories primarily consist of inventory balance of self-stocking goods. Our inventories increased from RMB448.0 million as of December 31, 2020 to RMB762.9 million (US$119.7 million) as of December 31, 2021. The increase reflected the additional inventory taken to support our expanded sales volumes. Our inventory turnover days were 38.4 days in 2020 and 33.4 days in 2021 due to our optimization of inventory structure and management. Inventory turnover days for a given period equal to average inventory balances at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.
The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet in 2020 or 2021. In addition, the COVID-19 pandemic did not result in any change to the terms or conditions of our existing obligations, nor did it have any material negative effect on our ability to timely service them.
In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contribution to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Use of Proceeds.”
We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.
The following table sets forth a summary of our cash flows for the periods presented:

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	31,801	(1,382,752)	(216,983)
Net cash used in investing activities	(57,905)	(94,395)	(14,813)
Net cash provided by financing activities	1,826,445	174,631	27,404
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(7,412)	(8,695)	(1,364)
Increase/decrease in cash, cash equivalents, and restricted cash	1,792,929	(1,311,211)	(205,756)
Cash, cash equivalents, and restricted cash at beginning of year	645,202	2,438,131	382,596
Cash, cash equivalents, and restricted cash at end of year	2,438,131	1,126,920	176,840
Operating activities
Net cash used in operating activities in 2021 was RMB1,382.8 million (US$217.0 million), as compared to net loss of RMB1,094.1 million (US$171.7 million) in the same period. The difference was primarily due to changes in certain working capital accounts, principally an increase of RMB1,230.5 million (US$193.1 million) in accounts receivable and notes receivable, partially offset by an increase of RMB922.9 million (US$144.8 million) in accounts and notes payable. The increase in accounts receivable and notes receivable was primarily due to our overall business growth. The principal non-cash items affecting the difference between our net cash used in operating activities and net loss were RMB53.0 million (US$8.3 million) of depreciation and amortization and RMB183.3 million (US$28.8 million) of share-based compensation expenses in 2021.
Net cash provided by operating activities in 2020 was RMB31.8 million, as compared to net loss of RMB397.1 million in the same period. The difference was primarily due to changes in certain working capital accounts, principally an increase of RMB1,011.6 million in accounts and notes payable, partially offset by an increase of RMB565.6 million in accounts receivable and an increase of RMB204.3 million in notes receivable. The increase in accounts and notes payable was primarily due to optimization of our credit terms with suppliers and our larger procurement volume in line with our overall business growth. The increase in accounts receivable and notes receivable was primarily due to our overall business growth. The principal non-cash item affecting the difference between our net cash provided by operating activities and net loss was RMB92.0 million of share-based compensation expenses.
Investing activities
Net cash used in investing activities in 2021 was RMB94.4 million (US$14.8 million), primarily due to RMB1,480.0 million (US$232.2 million) of purchase of short-term investments and RMB145.2 million (US$22.8 million) of purchase of property and equipment, partially offset by RMB1,548.9 million (US$243.1 million) of maturity of short-term investments. Our short-term investments consist primarily of investments in wealth management products and structured deposits issued by banks with maturities less than three months and time deposit placed with bank with original maturities longer than three months but less than one year.
Net cash used in investing activities in 2020 was RMB58.0 million, primarily due to RMB265.0 million of purchase of short-term investments and RMB56.8 million of purchase of property and equipment, partially offset by RMB304.7 million of maturity of short-term investments.
Financing activities
Net cash provided by financing activities in 2021 was RMB174.6 million (US$27.4 million), primarily consisting of RMB404.2 million (US$63.4 million) of proceeds from short-term borrowings, partially offset by RMB215.8 million (US$33.9 million) of repayment of short-term borrowings.

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Net cash provided by financing activities in 2020 was RMB1,826.4 million, mainly consisting of the proceeds from issuance of preferred shares.
Material cash requirements
Our material cash requirements as of December 31, 2021 primarily include repayment of our revolving credit facilities, capital commitments, purchase obligation and operating lease commitments.
For our revolving credit facilities, we have drawn down RMB150.2 million and RMB347.7 million (US$54.6 million) as of December 31, 2020 and December 31, 2021, respectively.
Our capital commitments consist primarily of renovation of our leased warehouses and offices and development of software. Our capital expenditures contracted for were RMB16.8 million and RMB2.9 million (US$0.5 million) as of December 31, 2020 and December 31, 2021 respectively. We will continue to make well-planned capital expenditures to meet the expected growth of our business.
Our purchase obligation was nil and RMB21.0 million (US$3.3 million) as of December 31, 2020 and December 31, 2021, respectively, related to a cloud infrastructure agreement, under which we committed to spending an aggregate of at least RMB21.0 million between November 18, 2021 and November 17, 2023.
Our operating lease commitments relate to our leases of offices. Other than as discussed above, we did not have any significant capital and other commitments, as of December 31, 2021.
We intend to fund our future material cash requirements with our existing cash balance, existing balance from our credit facilities and the anticipated proceeds from this offering.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Critical Accounting Estimates
An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
Allowance for Credit Losses
We estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically. We consider factors in assessing the collectability of the accounts receivable, such as

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historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. We estimated the allowance by segmenting accounts receivable into groups based on their shared credit risk characteristics and the ages of the underlying receivables, and assessed the expected credit loss rate for each group periodically. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also make specific allowance in the period in which a loss is determined to be probable. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations. Our estimate of the key assumptions did not change significantly throughout the periods presented.
Inventories
Inventories, primarily consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Net realizable value is based on an analysis of slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Our methodology for estimating whether adjustments are necessary is continually evaluated for factors including significant changes in product demand, market conditions, condition of the inventory, or liquidation value. If business or economic conditions change, estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts.
Share-based Compensation
We grant restricted shares and share options (collectively, share-based awards) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. For all share-based awards granted with service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the graded vesting method, over the requisite service period. We adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expenses, when they occur.
The fair value of share options is estimated on the grant date using the binomial option-pricing model. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.
Fair Value of Our Ordinary Shares and Valuation of Our Ordinary Shares
The fair value of each share options granted was estimated on the date of each grant using the binomial option-pricing model with the assumptions (or ranges thereof) in the following table:
	For the Year ended December 31, 2020	For the Year Ended December 31, 2021
Exercise price	RMB0.00 – 0.51 (US$0.00 – 0.08)	RMB0.70 (US$0.11)
Fair value of the ordinary shares on the date of option grant	RMB0.89 – 1.09 (US$0.13 – 0.17)	RMB1.31 (US$0.20)
Risk-free interest rate	2.68% – 3.27%	3.09%
Expected term (in years)	10.00	10.00
Expected forfeiture rate (post-vesting)	16%	16%
Exercise multiples	2.8	2.8
Expected dividend yield	—	—
Expected volatility	26.00% – 32.00%	32.00%

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Pursuant to 17 C.F.R. Section 200.83
The risk-free interest rate is based on the yields of China Government Bonds with maturities similar to the expected life of the share options in effect at the time of grant. The exercise multiples were estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The expected dividend yield is assumed to be nil as we have no history or expectation of paying a dividend on its ordinary shares. The expected volatility is assumed based on our historical volatility and our comparable companies in the period equal to the expected life of each grant.
Fair value of ordinary shares
Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.
Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:
•
our operating and financial performance;

•
current business conditions;

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our stage of development;

•
the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;

•
the likelihood of occurrence of liquidity event, redemption event and mandatory conversion event; and

•
the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value and then allocated the business entity value to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using probability-weighted expected return method and option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis.
With the assistance of an independent valuation firm, we evaluated the use of two generally accepted valuation approaches: market and income approaches to estimate the ordinary shares of our company. For the award grant dates where there were equity financing transactions with independent third parties within half year after transaction, we adopted market approach by referring to the transaction prices as the fair value indication of our ordinary share prices. For the award grant dates where there were no equity financing transactions within half year, we applied an income approach, specifically a discounted cash flow, or DCF, analysis based on our projected cash flows using management’s best estimates as of the valuation date. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective. The major assumptions used in calculating the fair value of our ordinary shares using income approach include:

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•
Discount Rates.   The discount rates listed out in the table below were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•
Comparable Companies.   In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the MRO industry and (ii) their shares are publicly traded in the United States or Hong Kong.

•
Discount for Lack of Marketability, or DLOM.   DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which could be used to hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the equity value.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.
The following table sets forth the fair value and valuation approach, DLOM, and discount rate of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm.
Date	Fair Value per Ordinary share	Valuation Approach-Guideline transaction method	DLOM	Discount Rate
August 6, 2018	RMB0.42 (US$0.07)	Market Approach-Guideline transaction method	N/A	N/A
June 5, 2019	RMB0.50 (US$0.08)	Market Approach-Guideline transaction method	N/A	N/A
August 12, 2019	RMB0.51 (US$0.08)	Market Approach-Guideline transaction method	N/A	N/A
May 31, 2020	RMB0.89 (US$0.14)	Market Approach-Guideline transaction method	N/A	N/A
October 27, 2020	RMB1.09 (US$0.17)	Market Approach-Guideline transaction method	N/A	N/A
July 1, 2021	RMB1.31 (US$0.20)	Income Approach — DCF	19%	14.5%
December 30, 2021	RMB1.35 (US$0.21)	Income Approach — DCF	21%	14.5%
Assumptions and estimates will not be necessary to determine the fair value of our ordinary shares upon the listing of our ADSs on the [NYSE/Nasdaq].
Internal Control Over Financial Reporting
Prior to this offering, we have been a private company with limited reporting and accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness that has been identified relate to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our

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consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. The material weakness resulted in a number of significant adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.
We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2020 and 2021. We intend to hire additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We started and will continue to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. We plan to enhance our established internal audit function and engage an external consulting firm to assist us to assess Sarbanes-Oxley Act compliance requirements and improve our overall internal controls. Furthermore, we will continue to enhance our accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process. However, we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in a timely manner, or at all. See “Risk Factors—Risks Related to Our Business and Industry—We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our ADSs.”
Holding Company Structure
ZKH Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Quantitative and Qualitative Disclosures about Market Risk
Foreign exchange risk
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies,

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among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
Substantially all of our net revenues and expenses are denominated in RMB. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.
In 2021, we had entered into foreign currency derivative contracts to protect us against volatility of future cash flows caused by the changes in foreign exchange rates. Our foreign currency derivative instruments relate to foreign exchange options and forward contracts involving major currencies such as RMB and US dollar. These instruments are executed with third-party banks. For the years ended December 31, 2020 and 2021, foreign exchange losses accounted for less than 2% of our net loss in the respective periods. We have unwound these contracts as of December 31, 2021.
As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB1,071.2 million (US$168.1 million). If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately US$16.8 million of cash and cash equivalent and restricted cash.
Credit risk
All of our cash and cash equivalents and restricted cash are held by major financial institutions located in China, which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.
We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of December 31, 2020 and December 31, 2021, cash held in accounts managed by online payment platforms such as Alipay amounted to RMB0.8 million and RMB1.1 million (US$0.2 million), respectively.
Accounts receivable are unsecured and are derived from revenues earned from our customers in China. Our net accounts receivable, were RMB1,661.4 million and RMB2,762.0 million (US$433.4 million) as of December 31, 2020 and December 31, 2021, respectively. The credit risk with respect to accounts receivable is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in note 2(gg) of our consolidated financial statements included elsewhere in this prospectus.

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INDUSTRY
The information presented in this section has been derived from an industry report dated May 31, 2022 and commissioned by us and prepared by China Insights Consultancy (“CIC”), an independent research firm, to provide information regarding our industry and our market position in China. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. In this and other sections of this prospectus, maintenance, repair, and operations, or MRO, refers to materials used for maintenance, repair and operation purposes and do not directly constitute final products.
Overview of MRO Procurement Service Market in China
The Secondary Industry of China
China is the largest industrial country in the world in terms of the secondary industry output value, according to the CIC Report. According to the National Bureau of Statistics of China, the secondary industry output of China reached RMB45.1 trillion in 2021, accounting for approximately 27.8% of global secondary industry output.
According to the CIC Report, China’s secondary industry output is projected to grow at a CAGR of 7.2% from 2021 to 2026 and reach RMB63.7 trillion in 2026. It is estimated that China had approximately 5.5 million industrial enterprises in the secondary industry as of December 31, 2021 according to the CIC report.
Secondary Industry Output Value, China, 2016-2026E

Source: The CIC Report
The size of the secondary industry in China provides significant growth opportunities for the industrial enterprise service market, which mainly includes MRO procurement services, information technology services, warehousing and logistics services, and financial services.
Market Size of MRO Procurement Service Industry in China
MRO products cover a broad range of consumables, equipment, such as personal protective equipment (PPE), fasteners, welding materials and tools, adhesive, cutters and cutting tools, grinding materials and tools, lubricating oil, and chemicals, and supplies with varying specifications.
According to the CIC Report, the market size of the MRO procurement service industry in China in terms of sales value grew from RMB2,074.7 billion in 2016 to RMB2,861.0 billion in 2021, and is expected to reach RMB4,159.9 billion in 2026, representing a CAGR of 7.8% from 2021 to 2026, mainly driven by the growth of the secondary industry, overall enhancement of the standardization and digitalization of MRO procurement process and infrastructure improvement.

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China’s MRO Procurement Service Industry, in terms of Sales Value, 2016-2026E

Source: The CIC Report
Value Chain and Procurement Process in Traditional MRO Procurement Service Industry
The traditional procurement process begins with the production department of an enterprise submitting a procurement request for internal approval. After completing the internal process, the procurement department initiates sourcing, bidding, and quotation inquiry procedures to select and onboard suppliers for varying product requests. Meanwhile, brand owners and manufacturers typically sell MRO products through a complex network with multiple layers of distributors, often operating offline with limited product offerings and services. The traditional MRO procurement service industry in China is highly fragmented. According to the CIC Report, the top 50 distributors combined account for less than 10% of the total MRO procurement service market, while the top 10 distributors contributed approximately 30% to 45% market share of that in the United States. In addition, the traditional MRO procurement process is complicated and lengthy. These factors have resulted in low transparency and inefficiency in MRO procurement and unsatisfying customer experience. As more Chinese businesses are advocating for transparency and efficiencies in their procurement process, the industry is calling for one-stop MRO procurement services powered by digital solutions, to lower total procurement cost and improve efficiencies.
Traditional MRO Procurement Process and Value Chain in China

Source: The CIC Report

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Challenges Faced by The Traditional MRO Industry Participants
High market fragmentation, excessively layered transaction process, as well as a relatively low level of digitalization have led to inefficiency and low transparency in the traditional MRO procurement service industry. Various challenges exist across the traditional MRO procurement service value chain.
Challenges Faced by Industrial Enterprises
Inefficient sourcing.    MRO products cover a broad range of consumables, equipment and supplies with varying specifications. It can be challenging and time consuming for end customers, the industrial enterprises, to find reliable suppliers for the specific products that suit their needs. In addition, regional and local businesses have limited sourcing channels and often rely on local suppliers, such as retailers, for sourcing, particularly for their unplanned purchases. In addition, due to the nature of MRO products, purchases are often made in small volume and multiple batches on recurring basis which can lead to repetitive transaction procedure and higher management costs.
Ineffective inventory management.    Inadequate access to digital solutions for proper management of MRO inventory management can result in inventory level substantially lower or higher than necessary, due to unplanned procurement requests or inaccurate forecasts. This can lead to increases in direct and indirect costs for industrial enterprises.
Opaque pricing and asymmetric information.    Industrial enterprises face a larger number and multi-layers of distributors and retailers in the MRO procurement industry. The complicated distribution network creates concerns over pricing transparency, as well as quality and reliability of the products and services provided.
Challenges Faced by Suppliers
MRO product brand owners and manufacturers traditionally relied on a complicated network for product distribution due to the massive but dispersed customer demands in China. The transaction process involves multiple layers of distributors with a low level of digitalization. The lack of direct access to end customers and digitalized process have caused difficulties for brand owners and manufacturers in expanding sales channels and obtaining timely market feedback to effectively grow their sales, achieve efficient production scheduling and inventory management as well as meet customers’ diverse and evolving demands.
Challenges Faced by Retailers
The complicated and excessively layered distribution network, together with the low level of digitalization at each transaction step, has caused inefficiencies in the transaction process and resulted in over pricing, asymmetric information, and unreliable product quality for retailers. According to the CIC Report, over four million regional and local small and medium-sized industrial enterprises in China mainly purchase MRO products from retailers, contributing over 35% of China’s MRO procurement service industry in 2021. However, due to their relatively smaller purchasing volume and regional operations, retailers lack the access to diversified sourcing channels for comprehensive product selection and may incur higher procurement costs, which also hinders their capability to satisfy the needs of their regional and local customers, whose demands are often unplanned and scattered. Inadequate digital empowerment solutions, such as digital marketing solutions, have also led to lower operational efficiency for traditional retailers.
These inherent challenges across the industry call for effective solutions and digital transformation. Service platforms connecting different participants along the value chain with integrated capabilities can provide technology-enabled one-stop solutions that address industry paint points, thus enhancing transparency and efficiency for the entire MRO procurement industry.
Overview of Online MRO Procurement Service Market in China
Value Chain and Procurement Process of Online MRO Procurement Service Industry
Similar to the way internet penetration and technology have reshaped other industries in China, the MRO procurement service market is undergoing digitalization. Online MRO procurement services

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streamline procurement process and enable enterprises to optimize procurement management, realizing cost reduction and efficiency improvement. Leading MRO procurement service platforms make procurement process and pricing more transparent, allowing customers to make planned and unplanned purchases of a large selection of MRO products conveniently. Meanwhile, data insights generated on such platforms can benefit both suppliers and customers and improve operating efficiencies for various participants along the value chain.
Online MRO Procurement Process and Value Chain in China

Source: The CIC Report
Main Drivers of Online MRO Procurement Service Industry in China
In addition to the huge and growing demand of China’s industrial enterprises for MRO procurement services, China’s online MRO procurement service industry is in particular fueled by following factors:
Transparency of purchasing process.    After the promotion of “transparent procurement” among industrial enterprises in China, many industrial enterprises in recent years start to appreciate the benefits brought by a more transparent procurement process. Online platforms emerge as a better procurement solution with transparent pricing and transaction information that can be checked, tracked and compared. Riding on this tailwind, MRO procurement service platforms in China have enjoyed rapid development in recent years.
Procurement cost reduction and efficiency improvement.    To survive market competitions, businesses, including the industrial enterprises, are highly incentivized to reduce their overall procurement costs, including direct and indirect costs generated in the procurement process. On the other hand, the supply and demand in the MRO procurement industry in China are highly fragmented. Each traditional MRO supplier can typically offer only limited categories of MRO products, and the procurement department in an industrial enterprise needs to go through a complicated and lengthy transaction process to buy all the needed MRO products. The traditional MRO procurement process is therefore costly and inefficient, which presents huge market opportunities for MRO procurement service platforms that can offer one-stop solutions for industrial enterprises to find various categories of needed MRO products easily and quickly among their massive product assortments, with transparent pricing information and timely and reliable delivery.
Digitalization trend of industrial enterprises.    With the rapid development of technologies and IT infrastructure, including the internet, SaaS and intelligent logistics, digitalization is also gradually taking place in MRO procurement and presents significant potential. Striving for higher efficiency and transparency, more industrial enterprises have started to making MRO procurements online, enhancing the entire digitalization level in the MRO procurement process.
Market Size of Online MRO Procurement Service Industry in China
According to the CIC Report, the market size of China’s online MRO procurement service industry in terms of sales value reached RMB195.8 billion in 2021 and is expected to increase to RMB739.7 billion

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in 2026, representing a CAGR of 30.5% from 2021 to 2026. The online penetration rate was 6.8% in 2021 and is expected to reach 17.8% in 2026. The increase of online penetration rate is mainly driven by convenience, transparency and cost-effectiveness provided by online MRO procurement services. The relatively low online penetration rate and market concentration among MRO online platforms in China present huge market opportunities for leading MRO procurement service platforms.
China’s Online MRO Procurement Service Industry, in terms of Sales Value, 2016-2026E

Source: The CIC Report
Market Landscape of Online MRO Procurement Service Industry in China
Enterprises can purchase MRO products online from MRO procurement service platforms and local MRO product suppliers who can provide online services. However, such local MRO product suppliers can only provide rather limited products and services, while MRO procurement service platforms with integrated capabilities are capable of providing technology-enabled one-stop solutions.
Online MRO procurement service platforms are critical participants in the online MRO procurement service industry, which has greatly enhanced the efficiency of the industry by its one-stop MRO procurement services. In 2021, online MRO procurement service platforms contributed 39.7% of the total online MRO procurement service industry in terms of sales value, reaching RMB77.7 billion in 2021 and is expected to reach RMB456.2 billion in 2026, representing 61.7% of the total online MRO procurement service industry.
The MRO procurement service market is undergoing online transformation with digital solutions increasingly penetrating the traditional procurement process. Despite its massive size and huge potential, China’s MRO procurement service market is at an early stage of digitalization, while early entrants enjoy significant first mover advantages. According to the CIC Report, ZKH is the largest MRO procurement service platform in China, accounting for 11.0% of the online MRO procurement service market served by service platforms in 2021 in terms of GMV. ZKH is also the online MRO procurement service platform with the most comprehensive MRO product offerings in terms of SKU number in China as of December 31, 2021, and with the largest number of enterprise customers in 2021, according to the CIC Report.

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BUSINESS
Our Mission
Transparency and efficiency, for better commerce.
Our Vision
To be a world leading industrial supplies company offering superior customer value.
Who We Are
We are a leading MRO procurement service platform in China. We provide one-stop MRO procurement and management services for our customers, and offer digital and fulfillment solutions for participants along the industry value chain. We spearhead digital transformation of the MRO industry for cost reduction and efficiency improvement.
We ranked No. 1 among China’s MRO procurement service platforms by GMV and the number of enterprise customers in 2021, as well as by the number of SKUs as of December 31, 2021, respectively, according to the CIC Report. We served over 52,000 customers and achieved approximately RMB8.6 billion in GMV in 2021, an increase of 72.7% from 2020. In addition, our product offerings covered approximately 6.5 million SKUs and all major MRO product lines as of December 31, 2021.
MRO procurement services are indispensable in addressing the essential needs in manufacturing enterprises’ daily operations, yet also challenging because MRO procurement is highly fragmented in supply and demand, involving a vast array of items typically in small volume with recurring purchases. In China, MRO procurement service market is vast and fast-growing, presenting great market opportunities. To directly address the industry pain points and capture the market opportunities, we provide digitalized, one-stop MRO procurement solutions that allow customers to access a wide selection of quality products at competitive prices, powered by our strong product selection and recommendation capabilities, through a transparent and efficient process, and have such products delivered in a timely and reliable manner with professional fulfillment services. With the digital infrastructure that we have built for MRO suppliers and customers, we empower all value chain participants to achieve cost reduction and efficiency improvement.
Our market leadership is underpinned by our customer-centric approach, superior product capabilities, specialized fulfillment network, and robust technology infrastructure. We have developed a coveted and loyal customer base through our relentless focus on customer experience. In 2021, we directly served over 35,000 end customers that span a wide variety of industries and segments, as well as over 16,000 retailer customers, who will serve the MRO product procurement demand from many more regional and local businesses. We have witnessed an increase in the average spending from our top 500 customers in terms of GMV, which increased from RMB5.9 million in 2020 to RMB9.7 million in 2021. Approximately 88% of our top 500 customers in 2019 in terms of GMV transacted with us in 2021, and the retention rate of these top 500 customers in terms of dollar amount was approximately 132% in 2021.

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The diagram below illustrates the composition of our platform.

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In 2021

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We provide fulfillment services as well as allow suppliers to ship directly to customers

Our Highly Scalable Business Model
By customer type, we mainly serve end customers on our ZKH platform and retailer customers on our GBB platform. By revenue model, we derive revenue from product sales model and marketplace model. Under the product sales model, we purchase products from suppliers and sell them to our customers. Under the marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales. On ZKH platform, we operate both product sales and marketplace model, and on GBB platform, we currently primarily operate product sales model.
We offer a broad range of MRO product offerings covering all major MRO product lines on our platform, including personal protective equipment (PPE), fasteners, welding materials and tools, adhesive, cutters and cutting tools, grinding materials and tools, lubricating oil, and chemicals. For a detailed description of our product offerings, see “Business—Product Offerings.”
ZKH platform for end customers and GBB platform for retailer customers.   Our hybrid business model, featuring our ZKH platform and GBB platform, is highly scalable and complementary. We first started our operations on ZKH platform for end customers and have developed core capabilities in product insights, technology and fulfillment over the past years. In December 2018, leveraging the comprehensive infrastructure we have built, we launched GBB platform for retailer customers to better serve regional and local businesses. The two platforms come together with substantial synergies: ZKH platform continues to attract end customers and contributes to a majority of our sales; GBB platform allows us to tap into the large but fragmented MRO procurement demands from numerous local businesses and expands our scale in a cost-effective way with low working capital requirements. Since its launch, GBB platform has grown rapidly. Its GMV increased by 68.9% from RMB580.7 million in 2020 to RMB980.5 million in 2021, contributing 11.4% of our GMV in 2021.
Product sales model and marketplace model.   We currently generate a majority of our revenues from product sales model, under which we purchase products from suppliers, manage inventories, and sell to our customers. As our product sales grew substantially in size and we have accumulated supply chain management capabilities, we launched marketplace model in June 2019 to further scale our business, enhance product offerings, and attract more customers and suppliers through powerful network effects. We are dedicated to offering customers under the marketplace model the same level of efficient and transparent transaction services as those under the product sales model. Customers under marketplace model still seamlessly have the access to our fulfillment services and after-sale services. As of December 31, 2021, we have attracted over 1,900 marketplace suppliers on our

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platform and accumulated over 1.0 million SKUs sold under the marketplace model. Our GMV from the marketplace model reached RMB302.9 million in 2020, and increased to RMB914.6 million in 2021. GMV contribution from marketplace model has reached 10.7% in 2021.
The diagram below illustrates our business scalability and network effect.
Our Market Opportunities
China is the largest industrial country in the world in terms of the secondary industry output value, according to the CIC Report, and has a significant demand for MRO products. The market size of the MRO procurement services in China in terms of sales value grew from RMB2,074.7 billion in 2016 to RMB2,861.0 billion in 2021, and is expected to reach RMB4,159.9 billion by 2026, representing a CAGR of 7.8% from 2021, according to the CIC Report.
The traditional MRO procurement service industry in China is fragmented and relatively underdeveloped, with low levels of digitalization across the value chain. As a result, industry participants have been rather disconnected, leading to pain points such as lack of transparency, high management cost, and inefficient transaction process. In addition, the MRO order fulfillment process is complex, and many products require professional handling. Traditional MRO procurement service providers lacked the scale and capabilities to effectively address these market challenges. Therefore, the MRO procurement service industry has significant demand for an efficient standardized process powered by digital solutions to deliver a one-stop procurement experience.
Our Approach and Solutions
With profound experiences in the industrial product distribution and manufacturing industry, our founder, Mr. Long Chen, had experienced the industry pain points first-hand and identified enormous opportunities in China’s MRO segment, the transaction infrastructure of which was in great need of a comprehensive digital transformation.
We tactically started with large corporations, especially the multi-national corporations (MNCs) in China which were generally more familiar with one-stop MRO procurement services from their overseas experience. Since then, we have been expanding our product lines, building out our supply chain and fulfillment capabilities, and firmly establishing our reputation in delivering a superior customer experience. These in turn have enabled us to further expand our customer coverage to small and medium sized enterprises (SMEs), and later on, retailer customers. During this process, our scope of services expanded from sales of product to full-suite transaction services across the entire value chain, covering product sourcing and selection, transaction, inventory management, and end-to-end fulfillment. As our product sales model achieved substantial scale, we also expanded into marketplace model to further scale up our business.
Today, we offer our customers a full suite of MRO procurement services through building out an industry infrastructure to maximize the efficiency and transparency of MRO transactions and services.

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One-stop MRO procurement and management services.   Our transaction services cover a massive catalogue of SKUs, including brand-name products at highly competitive prices, our curated product lines and private label products that offer great value for money, as well as long-tail products to meet the diverse and unplanned MRO needs of our customers. Different from traditional MRO procurement service providers which merely focus on product sales and agency services, we provide one-stop MRO procurement management services including matching production and procurement plans, product pre-screening, intelligent recommendation, and inventory optimization, helping our customers identify the most suitable products through a convenient and efficient one-stop procurement experience.

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Digitalized MRO procurement solutions.   We provide a variety of digital procurement interfaces and solutions for our end customers and retailer customers. These enable a fully digitalized and customized MRO transaction experience with transparency and efficiency. In addition, we provide a suite of digital tools for participants across the MRO industry value chain, which help end customers streamline MRO procurement management process, help suppliers digitally manage orders and inventories, and help retailer customers to establish online storefronts and digitally manage their operations. These digital tools contribute to enhancing customer and supplier loyalty to our platform.

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End-to-end servicing.   We have built an efficient and digitalized fulfillment network to ensure timely and reliable fulfillment of our orders. Our nationwide fulfillment network consisted of 30 distribution centers, 82 transit warehouses and over 2,900 EVM smart vending machines as of February 28, 2022. We maintained a dedicated team of over 290 fulfillment service managers as of February 28, 2022 to address businesses’ customized fulfillment requests. We have also been deepening and expanding our cooperation with suppliers to achieve efficient inventory management and procurement planning so as to keep purchase orders fulfilled in a timely and cost-effective manner.

Our comprehensive service offerings help us attract more industry participants to our platform and enhance their engagement with us, enabling the sustained growth of our MRO ecosystem.
Our Performance
We have achieved significant growth and continued improvements in our business in recent years.

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By GMV and the number of enterprise customers in 2021 and by the number of SKUs as of December 31, 2021, according to the CIC report.

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Refer to market share of the online MRO procurement service market served by service platforms in 2021 in terms of GMV, according to the CIC report.

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Approximately 88% of our top 500 customers in 2019 in terms of GMV transacted with us in 2021.

With our rapid business expansion, we have achieved significant growth. Our net revenues reached RMB4,686.4 million in 2020, and increased by 63.3% to RMB7,654.6 million (US$1,201.2 million)

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in 2021. Our cost of revenues increased by 65.1% from RMB4,006.1 million in 2020 to RMB6,614.8 million (US$1,038.0 million) in 2021, in line with the growing scale of our product sales model. As we keep growing our business and hire more personnel, we incurred higher operating expenses in 2021 as compared to 2020. As a result, we incurred net loss of RMB397.1 million in 2020 and RMB1,094.1 million (US$171.7 million) in 2021.
Our Strengths
Clear industry leadership with high-quality, diverse and loyal customer base
We are the largest MRO procurement service platform in China by GMV and the number of enterprise customers in 2021, as well as by the number of SKUs as of December 31, 2021, according to the CIC Report. We served over 52,000 customers and achieved approximately RMB8.6 billion in GMV in 2021, an increase of 72.7% from 2020.
We have a high-quality and diverse customer base encompassing large corporates, SMEs, and retailer customers. Over the years, we have developed a group of large customers, including many industry leading companies in China and MNCs, which form the foundation of our customer base. We have been continuously solidifying our long-term relationships with these customers through our empowerment of digitalization and dedicated services. Among the Industry Leading Manufacturing Enterprises in China in 2021, over 460 of them transacted on our platform in 2021. By serving these large and preeminent enterprises, we build our market reputation and improve our brand recognition, which in turn enables us to proactively develop relationships with high-quality SMEs and retailer customers who are keen to digitalize their MRO procurement process.
We have won our customers’ loyalty through our relentless efforts in improving customer experience, our deep engagement and our thorough knowledge and customized solutions to meet their needs. We have witnessed an increase in the average spending from our top 500 customers in terms of GMV from RMB5.9 million in 2020 to RMB9.7 million in 2021. Approximately 88% of our top 500 customers in 2019 in terms of GMV transacted with us in 2021, and the retention rate of these top 500 customers in terms of dollar amount was approximately 132% in 2021.
We believe our market leadership as well as broad and loyal customer base are our key competitive advantages and well position us to capture the immense growth opportunities in the MRO procurement service industry.
Superior one-stop procurement experience underpinned by strong product capabilities
We provide a one-stop procurement experience that allows customers to access a wide selection of quality products with competitive prices. Leveraging our scale and industry expertise, we have continuously enhanced our product selection capabilities to revamp the MRO procurement experience for enterprises in China. As of December 31, 2021, we had the most comprehensive MRO product offerings in terms of SKU number in China among the MRO procurement service platforms, according to the CIC Report.
Broad and insightful selection.   We have built an expansive product assortment based on our in-depth understanding of the industry to meet the highly diverse MRO product needs of our customers. We have a dedicated product team to conduct comprehensive market research and distill product insights to enable curated yet wide selection of SKUs offered on our platform. We provide tailored product recommendations for the varying requirements of our customers, which will in turn attract more customers and increase their spending with us. Our SKUs have covered all major MRO product lines. The number of SKUs available on our platform amounted to approximately 6.5 million as of December 31, 2021. The vast product selection equips us to better meet the demands of commonly used and long-tail products alike. This makes us the go-to platform for reliable supply of MRO products that are essential to the daily operations of enterprises.
Value for money.   For MRO procurements, customers value quality consistency and competitive prices. Leveraging our insights in MRO products, we are dedicated to offering products with the best

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value for money. Our large procurement volume as a result of our scale strengthens our business relationships and bargaining power with suppliers and brings us cost advantages and quality assurance. To best address customers’ most frequent and common demands with great value for money, we have curated over 111,000 SKUs in our ZKH Selection product line as of December 31, 2021, which include our self-branded products.
Readily available products.   Consistent product availability is the essence of a positive procurement experience and the backbone to ensure customer loyalty. With comprehensive product insights, accurate demand forecasts, and superior capability in inventory management, we are able to offer readily available products to ensure timely fulfillment. In December 2021, over 75% of our SKU orders were fulfilled with in‑stock goods that are readily available for delivery from us or our suppliers, making us well-equipped to meet our customers’ demands of just-in-time procurement and delivery. SKU orders are calculated as the sum of the number of SKUs placed in all individual orders in a given period.
Purpose-built fulfillment and servicing network for MRO industry
Professional, timely and reliable fulfillment are critical for MRO procurements. We have built a comprehensive fulfillment network that covers the majority of major industrial hubs in China. According to the CIC Report, our fulfillment network is the most comprehensive MRO fulfillment network in China, consisting of 30 distribution centers for inventory storage and bulk shipment, 82 transit warehouses for fast product dispatch, and over 2,900 EVM smart vending machines placed at customers’ sites for on-demand orders as of February 28, 2022. In addition, we also provide comprehensive last-mile fulfillment services of end-to-door and even end-to-desk delivery solutions to meet the complex and varied delivery demands from customers. We believe our end-to-end fulfillment capability will enhance customer experience and loyalty.
Our fulfillment network is powered by a suite of intelligent systems that continuously optimize for warehousing planning, delivery routes, and product availability to enhance overall fulfillment quality and efficiency and minimize the delivery cost. For example, our digital connection with our suppliers gives us better visibility to their inventory level, which refines our assessment of product delivery and availability, and also allows us to flexibly adopt direct shipping from suppliers to customers. In 2021, approximately 47% GMV of our orders were fulfilled by direct shipping. Our average delivery time from shipment to customers (excluding direct shipping from suppliers to customers) was as fast as two days in December 2021, which we believe embodies our industry-leading fulfillment capabilities.
Looking into the future, our fulfillment service could evolve into a potential value-adding service for broader suppliers and distributors. For example, we can offer our fulfillment resources to the public, and suppliers may rent our warehouses to store their products and use our logistics resources to deliver their products.
Strong technology capabilities spearheading digital transformation for MRO procurement service industry
We leverage technologies in every aspect of our operations and endeavor to continuously enhance our technology capabilities to drive the digital transformation of the entire MRO industry. In particular, we set out to digitalize and standardize three key components, namely, data, transaction process and fulfillment network, on our platform.
Data Insights.   Given our large transaction volume, we are able to distill unparalleled insights on products, pricing, and market trends, which gives us unique advantages in SKU management, pricing and inventory management.
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SKU management.   We have managed, digitalized and standardized the parameters of a massive catalogue of SKUs, which cannot be achieved by traditional MRO distributors with limited digital capabilities. According to the CIC Report, we are the pioneer in China that succeeded in achieving a sizable SKU offerings as of December 31, 2021.

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Pricing.   We have developed a proprietary price comparison system to set competitive prices while optimizing for profit margins.

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Inventory management.   We have adopted an intelligent inventory management system that helps us set the optimal inventory level of various SKUs by determining the type of products to be kept in stock at the right time and right place and procurement frequency. Leveraging this inventory level optimization model, our inventory turnover days has decreased, despite the rapid expansion of our business.

Digital tools for transaction process.   For our customers, we have developed a suite of transactional channels and interfaces on our platform, namely MRP system integration, Punch-out, API connections, and customized WebShop, and other SaaS-based procurement management tools to facilitate transparent, efficient and digitalized MRO procurement. Seamless and closed-loop system integration allows us to better capture our customers’ demands and deepen customer loyalty. For our suppliers, we have integrated them into our platform with a comprehensive suite of digital solutions, such as our Vendor Connection system, to achieve joint inventory management, improve sales efficiency, and facilitate their transactions on our platform.
Fulfillment network.   We have adopted a digitalized and asset-light approach and instilled technologies into the development of our warehousing and logistics network. See “—Our Business Model—Warehousing, Logistics and Fulfillment Services.”
Powerful network effects
Our platform possesses powerful network effects. Empowered by our advanced digital solutions for MRO procurement in China, we continuously optimize customer transaction and service experience, which enables us to attract end customers and retailer customers more rapidly. As our customer base grows, we are able to attract more suppliers to our platform and provide more compelling product offerings at attractive terms. Meanwhile, we have established a comprehensive and reliable fulfillment network specifically built for MRO transactions. These in turn enhance our customer experience and brand recognition and allow us to attract more customers of all sizes across the industry in a self-reinforcing virtuous cycle.
As more suppliers and customers are attracted to and more transactions take place on our platform, we have accumulated a significant amount of product and transaction insights and developed deep industry knowledge across the value chain. We are therefore able to effectively recommend suitable products at more competitive prices to our customers and provide valuable feedback to our suppliers, empowering participants along the industry value chain and further contributing to the network effects. In the meantime, our core capabilities and IT infrastructure provide a solid foundation for the rapid expansion of our platform. We are well positioned to respond to market trends swiftly and capture growth opportunities in new and existing markets.
Visionary management team to sustain long-term growth
Our founder and CEO, Mr. Long Chen, is a seasoned entrepreneur with profound insights and over 20 years of practical experience and knowledge in the industrial sector, as well as in entrepreneurship and innovations. His long-term perspectives of the industry have continued to guide us to stay at the frontline of industry innovation and development.
Our customer-centric corporate value guides us to relentlessly pursue the best services for our customers at all times. Such corporate value is implemented by our experienced team with highly complementary skill sets from industry knowledge to digital know-how, and operation experience, which have together enabled us to become an industry leader. Many of our management joined us from industry leading institutions, including Fortune 500 companies and large technology companies. In addition, many of our management members have served multiple managerial roles within our company and developed a holistic and deep understanding of our business and our principles and philosophy.

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Our Strategies
We intend to achieve our mission and create value for customers by pursuing the following growth strategies to maximize value for our customers:
Continue to enhance product offerings to satisfy customers’ demand for one-stop procurement and cost effectiveness
We plan to continuously expand our product offerings and enrich our product matrix, in order to meet our customers’ diversified and evolving demand for one-stop procurement and offer an increasingly more convenient, efficient, transparent and cost-effective procurement experience.
We also intend to further expand our transaction services to attract more suppliers to our platform. We aim to strategically increase the proportion of certain products that are transacted under marketplace model, so as to complement our product sales model in terms of SKU coverage.
We will continue to develop ZKH Selection (including our self-branded products) to provide our customers with more value options. We may also opportunistically pursue mergers and acquisitions to further expand our product offerings.
Deepen customer penetration and constantly optimize customer experience
We will continue to expand our customer base and penetrate new customer segments. We aim to scale up our business by strengthening our reputation and market position and expanding our large corporation customer coverage. For our SME customers, we aim to continue to expand the customer base by helping them achieve value optimization. We also plan to attract more retailer customers from more lower-tier cities and counties.
We will continuously improve all aspects of customer service, including demand harnessing, process streamlining, digital system integration, timely response, and warehousing and logistics services, in order to continue to provide customers with the optimal experience.
Strengthen supply chain capabilities to further improve order fulfillment efficiency
We will continue to develop and refine our fulfillment capabilities to further improve efficiency and service quality of our fulfillment services. We plan to keep optimizing and expanding our fulfillment infrastructure. We may rent more distribution centers and transit warehouses as our transaction volume keeps growing. We also plan to keep investing in the research and development of technologies to improve fulfillment quality and efficiency. We plan to connect with more suppliers through our Vendor Connection system for joint inventory management, based on which we can further optimize our own inventory level.
We intend to extend our fulfillment capabilities to other industry participants, potentially opening new avenues of growth. For example, we may further explore business opportunities in lending spaces in our warehouses to and sharing logistics resources with the public.
Continue to develop and deploy digital technologies to upgrade the infrastructure of the entire value chain
We aim to establish a standardized digital infrastructure that supports the entire MRO procurement service industry. To this end, we will continuously develop digital tools and services and refine existing ones to help enterprises streamline procurement process, reduce cost and enhance efficiency.
Further grow our scale to reinforce economies of scale
We will further grow our scale to strengthen our competitive advantages and achieve greater economies of scale. With our continuous growth in scale and further enhancement of our procurement capabilities and cooperation with our suppliers, we believe we can deliver stronger value propositions to our customers and suppliers, especially wider selections, better quality of products and services, and

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more competitive prices. We believe our continued commitment to technology development and investment in infrastructure will fuel our growth, strengthen our self-reinforcing virtuous cycle, and reinforce economies of scale.
Expand into overseas market
We believe overseas markets provide additional opportunities. We plan to target Southeast Asia and Europe markets as potential entry markets. In order to capture the robust growth opportunity, we intend to forge business partnerships in these markets to expand the international presence of our business and extend our service outreach. We may also pursue selected investments or acquisitions in international markets.
Our Value Propositions to the Industry Value Chain
The traditional MRO procurement process is complex and lengthy with low transparency and efficiency. To address the pain points, we are offering a one-stop procurement experience powered by our digital solutions and intelligent services. Our business model has unique value propositions for our customers, including end customers and retailer customers, as well as suppliers.
For end customers
Most of our end customers are enterprises in the manufacturing industry.
Digitalize the procurement process.   We provide end customers with a one-stop digitalized procurement experience in contrast to the traditional complex and lengthy process. Our digital solutions, together with our intelligent services, enable businesses to complete MRO procurement smartly and efficiently.
Expansive authentic product offerings with professional and intelligent recommendation.   We, together with thousands of suppliers attracted to our platform, offer approximately 6.5 million SKUs of authentic products as of December 31, 2021, covering all major MRO product lines at transparent and competitive prices. We offer product pre-screening and intelligent recommendation, helping our customers identify the most suitable products.
Professional fulfillment service.   Our fulfillment network is specifically built for the MRO industry. As of February 28, 2022, we have established 30 distribution centers and 82 transit warehouses across China. We have deployed over 2,900 EVM smart vending machines and over 580 enterprises have used them as of February 28, 2022. To better serve our customers, especially those located in major industrial parks, we had over 290 fulfillment service managers to provide end-to-end services to our end customers as of February 28, 2022.
Cost-saving.   We help customers save direct MRO procurement costs and management expenses. Customers can reduce procurement costs on our platform, as we offer a streamlined procurement experience featuring optimized MRO product line-ups, transparent prices and value for money product offerings. Customers can reduce management expenses on our platform, as they can efficiently and digitally manage suppliers, inventory level and various procurement related internal functions, using our digital solutions.

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Case study: end customers

    One of our end customers is a leading global chemical company with over 27 manufacturing bases in China. Its MRO procurement process was complicated and lengthy due to the complex and non-standardized catalogue involved in their operations, vague demand requests and non-uniform MRO product codes.

    To help the customer streamline its MRO procurement process, we introduced our customized Punch-out procurement solution. Seamlessly integrated with the customer’s ERP system, our Punch-out solution has enabled a quick and closed-loop online procurement process from product selection, internal approval, order fulfillment to after-sales services, as well as product information standardization. We have also enabled the customer to digitalize and consolidate its MRO procurement plan which further optimized the inventory management.

    After adopting our solutions, communication costs with suppliers have been significantly reduced and time needed for the entire procurement process has been shortened. The end customer has experienced significant growth in its orders, evidenced by the increase in pre-tax sales amount from RMB3.7 million in 2020 to RMB14.0 million in 2021.

For retailer customers
Our retailer customers primarily include retailers, distributors, and local hardware stores.
Digitalization of the MRO transaction.   Retailer customers can conveniently open online storefronts using our GBB Retailer Procurement System and sell via website and mobile ends. Retailer customers can use our GBB Retailer Procurement System to digitally manage their inventory levels, manage online storefronts, and analyze their operation status to make smart business decisions. We are dedicated to helping retailers save operational costs and boost sales volume.
Competitive prices, wide selection of SKUs and sufficient stock available.   Our platform for retailer customers, GBB platform, including www.gongbangbang.com, mobile apps and Weixin Mini-Program, offers a wide selection of MRO products at competitive prices with sufficient stock available, which helps retailer customers to timely fulfill their customers’ orders.
Comprehensive fulfillment service as a solution.   Our comprehensive fulfillment solution for warehousing and logistics is designed to help retailer customers deliver products to their customers quickly and cost-effectively that they might not have otherwise been able to achieve. Our fulfillment service helps retailer customers improve inventory management as well.
Case study: retailer customers

    One of our retailer customers is a local lubricant distributor in northeast China. It had a single product line of lubricant and served a group of regional small businesses. With relatively small average transaction value, the distributor set out a plan to expand its product lines to sell more variety of products to deepen the wallet share in its existing customers and acquire new customers.

    To address this retailer customer’s need, we conducted onsite visits and in-depth business analysis. The retailer customer has then been able to substantially increase its SKUs by leveraging the expansive product lines on GBB platform, including PPEs, hand tools, fasteners and seals, among others. After successfully expanding its product offerings, the retailer customer leveraged GBB Retailer Procurement System to set up its own online storefronts and reached more customers.

    After using our GBB platform, according to this retailer customer, its number of SKUs has increased by 3.6 times from 60 as of December 31, 2020 to 276 as of December 31, 2021, and its pre-tax sales increased from RMB2.0 million in 2020 to RMB2.8 million in 2021.

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For suppliers
Our suppliers include manufacturers and distributors.
Increase sales volume.   By selling on our platform and leveraging our large customer base, suppliers can enhance their brand recognition and reach more customers in different scale and geographic areas in China, which boosts the sales of their products.
Access to logistics service.   To optimize order fulfillment efficiency, we provide self-operated logistics service and contract with third-party logistic service providers to supplement. Suppliers have access to high-quality logistics services, which may not be otherwise accessible to them. Furthermore, we allow suppliers to rent spaces in our warehouses to store their products and authorize us to deliver the products to their customers.
Digitalize the sales process.   By offering various products and solutions, we digitalize the entire sales process for suppliers, which significantly increases sales efficiency. Through digitalized sales process, our suppliers are able to standardize their product information, and digitally manage purchase orders, account statements, quotations, product information and bills.
Make smart business and production decisions.   We generate analysis reports based on transaction activities of the suppliers on our platform to help suppliers make informed and smart business decisions and to determine precise product research and development strategies to increase sales volume. Furthermore, based on the real-time transaction information accumulated on our platform, suppliers can timely fine-tune their sales strategies, generate accurate forecasts and adjust production schedules.
Case study: suppliers on our marketplace

    A regional HVAC (Heating Ventilation Air Conditioning) manufacturer found it difficult to scale up due to the local nature of its customer base and low working capital turnover. Also, the lack of digitalization capabilities made it hard for this manufacturer to centralize and analyze transaction information in bulk and adapt to the trend of digitalized procurement process.

    This supplier joined our marketplace in 2019 with customized solutions to address the pain points. Our platform has enabled this supplier to sell products to a much wider customer base across China. On the other hand, with our professional training and digital toolkits, this supplier has been able to seamlessly connect to our platform, which has allowed it to assess historical sales performance, identify potential key customers, understand industry trends and improve operations. After this integration, this supplier has been equipped with transaction and industry insights as well as various digital tools to fuel its business growth.

    Since joining our marketplace, this supplier has achieved an impressive increase in sales volume. Its online sales value on our platform increased by 43.9% year-over-year from 2020 to 2021. This supplier also sold to around 2,000 customers through our platform in 2021. Its customer base has spanned to a majority of provinces in China, as compared with only northeastern China prior to joining our platform.

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Our Business Model
We offer a comprehensive suite of products and services, through our transaction services, digital solutions and intelligent services, to end customers, retailer customers and suppliers. We generate revenues under a product sales model and marketplace model. For detailed descriptions, see “— Our Revenue Model.”
Our Transaction Services
Customers can access our transaction services through various interfaces, including our official websites, www.zkh.com for end customers, www.gongbangbang.com for retailer customers, mobile apps, and Weixin Mini-Programs. We have also developed comprehensive digital closed-loop interfaces to our transaction services, including MRP system integration, Punch-out, API connections, and customized WebShop.
The diagrams below illustrate our customer’s typical transaction process on our platform.
Transaction services on official websites, mobile apps and Weixin mini programs

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Our ZKH platform and GBB platform can be accessed via official websites, mobile apps, and Weixin Mini-Programs, providing transaction services with the following principal information and key features:
Searching and finding products.   End customers can access ZKH platform via ZKH website at www.zkh.com, mobile apps, and Weixin Mini-Program. Customers can browse and easily find products by product line, industry, usage scenario, name, brand, type, and order code. Retailer customers can access GBB platform via GBB website at www.gongbangbang.com, mobile apps, and Weixin Mini-Program. Most of the product lines on our GBB platform leverage product lines from ZKH platform.
Transparent pricing display.   On ZKH platform, we transparently display product prices with no hidden fees. On GBB platform, our prices are open to registered retailer customers only. We are making continuous efforts to set competitive prices on real-time basis.
Marketing and promotion events.   We display our ZKH Selection, marketing, discounts, and promotion events on website home pages and banners, mobile apps, front page and inline announcements alongside product lists, to recommend products to customers.
Product recommendation and matching.   Leveraging technology and deep industry insights, we are able to provide recommendations for the varying requirements of our customers and help them optimize their budgeting process, creating significant value for our customers in MRO procurement management. For example, we are able to automatically recommend alternatives from other brands or serve similar functions for every search on our websites. Furthermore, we allow customers to upload the shopping list to our platform to search and match products available on our platform.
Managing purchase orders.   After putting products into the shopping cart, a customer can generate a purchase order with a single click on our platform, which can be used for their internal purchase approval.
Placing orders and payment.   To place purchase orders, a customer will be directed to a page on website or mobile app to input the delivery address, choose the payment method, and provide invoices details and delivery dates. They can pay online or via bank transfer.
Delivery.   To optimize order fulfillment efficiency and our inventory management, we flexibly adopt direct shipping from suppliers to customers. Our fulfillment service managers endeavor to deliver satisfactory last-mile delivery services to our customers for products shipped either from us or directly from suppliers. Customers can easily track the delivery status on our platform. We print a QR code on each package. Customers can scan the QR codes to find the logistics information and generate a delivery order for their internal record.

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Transaction services via our digital interfaces
The diagram below illustrates our digital solutions offered through system integration and digital interfaces.
We have developed a comprehensive suite of transactional channels and interfaces on our platform that can integrate with end customers’ internal systems, namely MRP system integration, Punch-out, API connections, and customized WebShop. These powerful tools enable end customers with varying levels of digitalization to conveniently access our platform.
MRP system integration.   To better understand our end customers’ procurement demands, we are involved even before they generate the purchase orders. For end customers who connect their internal MRP systems with our system and share their production and procurement plans with us beforehand, we can analyze, match, and source the necessary MRO products in advance to meet their procurement demands. After our system’s real-time, automatic receipt of the procurement orders generated by our end customers’ MRP systems, we will fulfill the orders and deliver the products. Our procurement forecast helps lower our end customers’ inventory level and costs, which in turn fosters their loyalty to our platform.
Punch-out.   Punch-out closed-loop system integration is mainly for customers who have already installed an ERP system. Punch-out interface could be seamlessly integrated with end customers’ ERP system. A customer will be directed to our platform when visiting our catalogue in its own ERP system. After putting products in its shopping cart on our platform, the customer will be directed back to its ERP system for internal approval. Upon approval, the customer’s purchase orders will be sent to our system for us to fulfill the orders and provide after-sales services. Punch-out solution enables a quick and closed-loop online procurement process from product selection, internal approval, order fulfillment to after-sales services, as well as product information standardization.
API connections.   Application program interface connections, or the API connections, is a closed-loop system that can be seamlessly integrated into customers’ other digital MRO procurement service platforms. We offer customized API connections for end customers who already have digital connection to digital MRO procurement service platforms. API connections allow customers to extend our built-in features, and make procurements of products available on our platform and third-party digital MRO procurement service platforms all in the customers’ internal system. The purchase orders will be automatically synced with our platform for process. The main users of our API connections are large enterprises with capabilities in research and development. With the API connections and based on their business characteristics, these enterprises can customize their procurement process transparently.
Customized WebShop.   WebShop is a closed-loop and customized procurement platform for customers who need empowerment in digital tools and technology capabilities for MRO procurement. WebShop offers customized product catalogue, searches, banners, and event announcements. It is capable of generating analysis reports of purchase orders, products, and delivery to help customers evaluate their procurement and improve efficiency.

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Our Digital and Intelligent Management Services
Digital Management Solutions
We have developed various digital tools and SaaS-based products to digitalize the procurement management process for various players across the value chain. The digital solutions we offered include Enterprise Digital Cloud Solution for end customers, GBB Retailer Procurement System for retailer customers, and Vendor Connection system for suppliers.
For end customers
To realize the digitalization of the entire procurement management process, we developed our SaaS-based product, Enterprise Digital Cloud Solution, an enterprise digitalized procurement management system for end customers. Customers can digitally conduct MRO procurement, sourcing and quoting, supplier and transaction management, payment and invoice management, bidding management and daily operation in Enterprise Digital Cloud Solution.
Our SaaS-based system provides the following key features:
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Connect to online procurement platforms and other suppliers.   In this system, customers can connect to our platform, other third-party platforms, and other suppliers.

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Product matching.   This system is capable of automatically matching the products available on the connected platforms against the shopping list uploaded by our customers to our SaaS-based system. Our purchase order matching capability allows customers to easily and quickly find different types of products and compare with alternatives in terms of price and other key elements.

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Manage procurements digitally.   This system allows our customers to digitally manage a fully visualized lifecycle of procurement, from reporting purchasing needs, generating purchase orders, approving purchase orders, confirming purchase orders, delivery of products, to generating invoices.

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Manage operation digitally.   This system is equipped with basic business operations functions, including contract and filing management, staff management, process management, supplier management, and products and raw materials management.

The digitalization of the entire procurement process can help our end customers significantly improve operational efficiency.
For retailer customers
We have developed our SaaS-based product, GBB Retailer Procurement System, an operating system to empower retailer customers to manage their businesses with our digital and intelligent tools. GBB Retailer Procurement System has the following key attributes.
Online store management.   Retailer customers can easily open their online storefronts using GBB Retailer Procurement System. This feature helps retailer customers quickly expand their online business and reach more customers. GBB Retailer Procurement System also provides the retailer customers with a real-time overview of how their business is performing.
Formulate and expand online storefronts’ product lines.   GBB Retailer Procurement System synchronizes with the broad selection of products available on GBB platform. In addition to selling their own products, retailer customers can formulate and expand their product offerings in their online storefronts by integrating the expansive product lines on our GBB platform. This also helps retailer customers easily source and procure all categories of products to meet their customers’ needs.
Manage operation digitally.   Retailer customers can digitally manage their day-to-day operation, including inventory levels, sales, purchases, customers, suppliers, products and finances, all in our system.

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Inventory information sharing.   We digitally share our inventory level information in real-time with retailer customers in GBB Retailer Procurement System, allowing retailer customers to choose to ship products available in our warehouses to their customers, which helps them to save warehousing expenses and reduce inventory level. By using our professional logistics and delivery services, retailer customers can meet their customers’ delivery time requirements more easily.
For suppliers
Traditionally, suppliers came to e-commerce platforms just to sell their products. Although the transaction was conducted online under this model, inventory and supply chain management remained offline which could still be inefficient and expensive without digital support. To address these pain points, we launched Vendor Connection system, a comprehensive suite of digital solutions to support the digitalization of suppliers and facilitate the management of their transactions on our platform.
We offer two interfaces, one for the suppliers and the other for ZKH procurement and operation departments. On one hand, this system allows suppliers to digitally manage purchase orders, account statements, quotations, product information and bills. On the other hand, we can digitally review suppliers’ quotations and bills, manage suppliers’ profiles and optimize our services utilizing this system.
Interfaces to suppliers
We empower suppliers using our SaaS-based product to better run and manage their business online with data insights, fulfillment solutions and more business opportunities.
This system allows suppliers to publish their products and update the information about their products, including the products’ descriptions, prices, stock levels, fulfillment time and product certificates, on our platform.
A supplier using this system will be provided with a system-generated historical business operations performance analysis report, a summary of customer profile (including the number of customers, their locations and repeat purchase rates, with customer identity information removed), and summaries of products exposure (including numbers of visits to product description pages and appearances in search results). The data insights help suppliers better understand the market, their customers, the competitiveness of their products, and the brand recognition, so as to better adjust their business strategies.
A supplier using this system also has access to our integrated warehousing and logistics services, who may choose to rent spaces in our warehouses to store its products and use our logistics service to ship its products.
This system also opens up more business opportunities to suppliers by allowing them to make bids and tenders to the quotations posted by us on our platform and to sign up for and participate in the promotional events to be held on our platform.

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Interfaces to ZKH
This system facilitates our product management, inventory management and order management over suppliers. By enabling suppliers to publish their products and update the information to the latest status on our platform in this system, we have saved significant time and costs in updating product information. We can timely track suppliers’ inventory level in this system, which increases the proportion of products in-stock for us to fulfill orders more timely. We use the proprietary supplier comparison system to select the most competitive supplier and procure products from them, which enhances transparency in our procurement process.
Intelligent Management Services
EVM smart vending machines
We deploy EVM smart vending machines at customers’ facilities. This solution brings products and intelligent services closer to the point of customer use within their facilities. EVM smart vending machines make “Order on Demand” a reality. The number of EVM smart vending machines deployed reached over 2,900, and the enterprises that have used our EVM smart vending machines reached over 580, as of February 28, 2022.
Our EVM smart vending machines come in different types, either in the format of helix, locker, open racking, or open gate, to match the unique needs of our customers. Locker devices are either configurable or are available in multiple configurations to accommodate the various sizes and forms of products that will be dispensed. Our EVM smart vending machines are equipped with a smart sensor to measure the exact quantity in stock in real time and a smart terminal to report inventory level. These machines can automatically send orders to us when inventory hits an established minimum threshold. Customers can monitor the status of the EVM smart vending machines and order to refill products in the associated software and mobile app developed by us.
Our EVM smart vending machines are designed to hold frequently purchased consumables, such as fasteners, office supplies, PPEs, cutters and cutting tools, grinding materials and grinding tools. These machines are placed within customers’ facilities or factories. Our EVM smart vending machines present an inventory management solution that automates process controls by providing 24/7 continuous inventory monitoring, real-time inventory visibility, and efficient replenishment.
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Optimized stock control and reduced operating costs.   Our end customers no longer need to separately keep stock of products held in the EVM smart vending machines. They will not be charged until purchases have been made through the vending machines. Further, we are responsible for the installment, operation and maintenance of the EVM smart vending machines

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within customers’ facilities. Our arrangement effectively optimizes inventory level and reduces operating costs for our end customers.
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Speedy procurement process.   The traditionally complex and lengthy procurement process is significantly simplified on our EVM smart vending machines, which presents an intuitive and speedy shopping experience covering all necessary procurement steps, including purchase order placement, payment, delivery, and invoice generation.

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Minimized fulfillment time.   EVM smart vending machines provide 24/7 product and service availability and visibility.

Case study: EVM smart vending machines

    One of our customers operates in the electrical appliance manufacturing industry, who regularly purchases and stores a large quantity of fasteners and electronic components of massive SKUs. Before they used our service, their procurement records were complicated, inventory level and material loss were high, and the internal procurement approval procedure was long.

    We offered our EVM smart vending machines as an inventory solution. We placed EVM smart vending machines to hold fasteners and electronic components in this customer’s factories, which are equipped with a smart sensor to measure the exact quantity on hand in real time and a smart terminal to report inventory level. We placed helix and locker types of EVM smart vending machines to hold office supplies.

    With our solution, our customer has been able to obtain and monitor an accurate record of MRO consumption and inventory level, which has helped it to significantly lower its inventory level. In addition, this customer now enjoys speedy and convenient MRO procurement and fulfillment experience.

AIoT digital equipment operation and maintenance service
The traditional equipment manual inspection process is expensive and prone to failures in detecting hidden malfunctions, which might eventually lead to equipment shutdowns and significant losses for manufacturers. To address this, we introduced a one-stop AIoT digital equipment operation and maintenance service in early 2020, a closed-loop solution covering equipment online monitoring, fault diagnosis and offline operation and maintenance services. Sensors developed by us can be installed on various industrial equipment, such as air compressors, gear cases, bumps, electrical machineries, draught fans, and machine tools, so as to monitor its operation status, such as the vibration, pressure, temperature, and sound. These data will be uploaded to a cloud platform for real-time analysis, and alerts will be sent upon recognizing irregular operation of the equipment. Manufacturers can check the status of the equipment any time anywhere using the accompanying SaaS product and mobile app developed by us. The cloud platform is capable of running fault diagnosis, generating life forecasts, and keeping digital records of maintenance. As of December 31, 2021, we have assembled a team of

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approximately 30 experts to offer offline professional and timely equipment operation and maintenance services. If manufacturers detect any malfunctions or maintenance needs of their machines, they could conveniently procure parts for replacement and maintenance on our platform.
Warehousing, Logistics and Fulfillment Services
We believe our professional and timely fulfillment is the foundation of our success. Our fulfillment consists of distribution centers, transit warehouses, and onsite locations supported by fulfillment service managers and EVM smart vending machines. The following diagram illustrates the scale of our fulfillment network as of February 28, 2022.

As of February 28, 2022
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For cities where we have multiple distribution centers or transit warehouses, only one icon is displayed on the map.

Fulfillment
The fulfillment of MRO products contains inherent challenges. Both our end customers and retailer customers expect timely and professional fulfillment services while optimizing their logistics and warehousing spending. At the same time, our customers value a streamlined and speedy procurement process and quality customer experiences. Our fulfillment capabilities are developed to address different requirements from our customers in various industries, so as to achieve customer satisfaction and enhance their loyalty to our platform.
As of February 28, 2022, we had a fulfillment network that covered the majority of major industrial hubs in China with 30 distribution centers and 82 transit warehouses, covering an aggregate gross floor area of over 280,000 square meters. We had over 290 fulfillment service managers to provide end-to-end services to our customers and deployed over 2,900 EVM smart vending machines to realize order-on-demand delivery in customers’ facilities, as of February 28, 2022. In addition, we had a team of 885 warehouse and delivery personnel as of February 28, 2022.
To optimize order fulfillment efficiency and our inventory management, we flexibly adopt third-party logistics to carry out direct shipping from suppliers to customers. In 2021, approximately 47% GMV of our orders involved direct shipping from our suppliers to customers. Our fulfillment service managers ensure that the direct shipping orders can be delivered to our customers’ satisfaction. In addition to direct shipping, suppliers may choose to rent spaces in our warehouses, and use logistics services available on our platform to ship their products stored in our warehouses.
We have established a set of stringent criteria for and have entered into long-term framework agreements with the third-party logistic service providers we have carefully selected to serve our customers.

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Distribution centers and transit warehouses
Our fulfillment network covers the majority of major industrial hubs in China. Our network is designed to realize the most efficient shipment from origin to customers, and to optimize the fulfillment efficiency, storage expenses, delivery expenses and inventory level.
Our distribution network consists of distribution centers and transit warehouses. A distribution center keeps our inventory and makes shipping of products in bulk. A transit warehouse temporarily stores goods and is set up to receive, consolidate, and quickly dispatch products for secondary or next-day delivery. This arrangement greatly saves our warehousing and delivery costs by reducing the space and costs associated with stocking goods.
Distribution center.   Based on the type of goods they store, our distribution centers are categorized as national distribution centers and regional distribution centers. Our national distribution centers typically store infrequently transacted products, high value products, products of long lead time, and other long-tail SKUs, to satisfy the needs of nationwide customers and improve the fulfill rates for long-tail SKUs and reduce our overall inventory level. Our regional distribution centers mainly store and collect the provincial level popular SKUs, and are typically located at places closer to our customers.
Transit warehouse.   Transit warehouses temporarily store goods and are set up to receive, consolidate, and quickly dispatch products for secondary or next-day delivery. For example, if our customers request us to ship multiple items to them in a consolidated matter, our transit warehouses can consolidate, package and ship the ordered items in one lot. Since the stock does not remain in the facility for a very long time, agile movements when loading and unloading goods take priority over storage capacity, which greatly saves associated costs in warehousing space and personnel costs. To ensure fast delivery to the customers, our transit warehouses are strategically located close to areas that are in high demand for MRO products, such as industrial parks, chemical industry parks, and mine fields.
Onsite services
We have fulfillment service managers and EVM smart vending machines deployed to provide onsite support and services. Our fulfillment service managers are dedicated to providing end-to-door and even end-to-desk delivery solutions to meet the complex and varied delivery demands from businesses. The last-mile delivery requests from businesses can be highly customized and professional, which requests our fulfillment teams to have deep insights into our customers’ business, which we have built over the years. The service scope of our fulfillment service managers covers unloading, inspection, stacking, and installation of products. We offer EVM smart vending machines to further empower customers to improve their inventory management efficiency. For a detailed description, see “—Digital Management Solutions.”
Our specialty warehouses
Building on our comprehensive fulfillment services, we have developed specialty warehouses to address the specific needs of specific product lines, such as common chemicals (including lubricants), hazardous chemicals and fasteners. We cooperate with third-party qualified warehouses to store hazardous chemicals. We hold the licenses and permits to sell and distribute chemicals, including Hazardous Chemicals Operation License (Excluding Storage Facilities) and Certification for the Production and Operation of Precursor Chemicals (Class 3).
Our Revenue Model
We currently generate a majority of revenues from product sales model. Under our product sales model, we purchase products from suppliers, including manufacturers or distributors, and sell them directly to our customers. We take ownership of the products sold under product sales model, which requires us to effectively manage inventory levels. We will adjust inventory levels based on fluctuations in supply and prices or the seasonality and the popularity of a particular product. We determine the

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prices sold to our customers. Under this model, we generate revenue from the difference between the procurement price and the sales price of products.
We also operate under the marketplace model. Under this model, suppliers offer products to customers over our platform and pay us commissions on their sales. We do not take ownership of the products sold under our marketplace model, nor do we carry any inventory risk. Suppliers determine the prices sold to our customers in compliance with our pricing guidance under the marketplace model and manage their own inventory levels. Customers that procure products under our marketplace model also have access to our comprehensive fulfillment services.
Our net revenues reached RMB4,686.4 million in 2020, and increased by 63.3% to RMB7,654.6 million (US$1,201.2 million) in 2021.
Product Offerings
We offer a broad range of MRO product offerings covering all major MRO product lines and approximately 6.5 million SKUs on our platform as of December 31, 2021. We procured from over 19,000 suppliers for our platform in 2021. We have a dedicated product team working on market study and the selection of SKUs on our platform. The below diagram illustrates the major product lines available on our platform as of December 31, 2021.
Each of these categories is further divided into subcategories to facilitate searching. We have been expanding our product offerings that meet our customers’ demands. Our vast product selection equips us to better meet the long-tail products, which are critical for enterprises’ unplanned purchases and idiosyncratic procurement needs. This makes us the go-to platform for reliable supply of wide-ranging MRO products that are essential to the daily operations of enterprises.
MRO products can be generally divided into brand-name products, common products and long-tail products.
Brand-name products.   Brand-name products are sourced from manufacturers or suppliers of wide brand recognition with transparent pricing. We make procurement of brand-name products in large quantity from suppliers, which strengthens our business relationships and bargaining power with these suppliers, therefore bringing us cost advantages and quality assurance.
Common products.   Common MRO products refer to products that are frequently used and have attributes of vast options to select from and valued by cost effectiveness and product readiness rather than brand name. Leveraging our deep market insights, we sift through millions of SKUs of these products and recommend suitable ones on our platform. We have curated over 111,000 SKUs in our ZKH Selection product line, including our self-branded products as of December 31, 2021, which we believe can best address customers’ most frequent and common demands with great value for money. ZKH Selection features a streamlined selection of common products of our self-branded products and

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third-party brands that can offer products having above attributes. We have developed our self-branded products, such as “ZKH” for general MRO segment and “AnDanDa” focusing on the PPE segment, as part of the ZKH Selection product line. ZKH Selection products are well-received among customers and improves our brand equity.
Long-tail products.   We provide optimized, close-to-site solution, and compelling customer services for the long-tail products. With our massive catalogue of SKUs, customers can easily and quickly find and buy these long-tail products to meet their unplanned or idiosyncratic procurement needs.
Our Customers and Customer Services
Our large and loyal customer base is key to our success. We serve a diverse set of clients across a spectrum of sectors, including power industry, telecommunications industry, automobile industry and chemical engineering industry, etc. Our customers include end customers who are industry-leading corporations and small and medium-sized enterprises who are keen to digitalize their MRO procurement process, and retailer customers. We had over 52,000 customers in 2021, including over 35,000 end customers and over 16,000 retailer customers. We had over 30,000 customers in 2020, including over 19,000 end customers and over 11,000 retailer customers. We are the MRO procurement partner of choice for some of the largest and most preeminent corporates in China. Among the Industry Leading Manufacturing Enterprises in China in 2021, over 460 of them transacted on our platform in 2021.
Key Terms of Agreements with Our Customers
We typically enter into master procurement agreements with our enterprise customers, with generally one year term and various renewal arrangements. The scope of the provision of our products and services are stipulated in each agreement, which may include sales of MRO products, digital solutions, delivery services, and after-sales services. Prices are negotiated on a case by case basis, referencing prices on our platform, with reasonable discounts. See “—Pricing Policy.”
Other enterprise customers typically make procurements on our ZKH platform through purchase orders covering key terms, including contracting parties, scope of products sold, delivery services, fee rates (based on the transaction amount, delivery distance and payment terms), and payment terms, among other things.
Retailer customers generally make payments in full when placing purchase orders to make procurements on GBB platform.
We recognize revenues when the control of the goods is transferred to the retailer customers. We retain no ownership control over the products sold to our customers, and all significant risks (including inventory risks) and rewards associated with the products are generally transferred to them upon delivery to and acceptance by the retailer customers.
We maintain the same return policy for end customers and retailer customers, as we generally do not accept product returns except for products with quality defects.
Customer Service and Support
Providing superior customer experience is our top priority. We implement this philosophy by relentlessly analyzing customers’ needs and enriching our product offerings and services accordingly. We believe the superior service orientation and expertise of our employees and customer service representatives are fundamental to our success. We have established customer service teams to satisfy the needs of customers.
Pre-sale.   We are dedicated to help customers streamline and optimize their procurement strategies. With that in mind, our sales team and professional product team are dedicated to recommend suitable MRO products, digital tools and intelligent services, to each customer based on its specific profile and our industry insights.
Sale.   Our sales representatives will closely monitor the status of orders, shipments and payments during the life cycle of a purchase order, so as to provide superior customer service in response to any

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change in customer demands and customers’ cyclical procurement requests. We had a dedicated team comprising of over 290 fulfillment service managers as of February 28, 2022, to provide end-to-end fulfillment services to our end customers.
After-sales.   Our customer service teams are able to respond to customers’ online and offline inquiries, including questions about products and orders and complaints. Significant issues related to product quality would be reported to relevant departments. The records of each inquiry or issue are also saved in our system for following up solutions. For a detailed description, see “Warehousing, Logistics and Fulfillment Services—Onsite services.”
Return policy.   We accept returns or exchanges for products sold on our official websites, mobile apps or other official interfaces to our transaction services. Products sold otherwise through our sales managers should be returned or exchanged based on the relevant contracts. Customers can return or exchange products defective in function or quality, damaged or incorrect with appropriate proof. We do not accept returns or exchanges for, among others, customized products and products sold on a final sale basis.
Our Suppliers and Supplier Management
Supplier Management
We procured from over 19,000 suppliers for our platform in 2021.
We select suppliers on the basis of their price, inventory level, product quality, fulfillment capability and service. They must be able to secure timely supply and fulfillment of authentic products and provide quality after-sales customer services. We perform background checks on our suppliers and quality control on the products they provide before we enter into any agreement with them. We require all suppliers under our marketplace model to follow our strict standards for product authenticity and service reliability. We closely monitor their performance, price, and activities on our marketplace and implement punitive measures including but not limited to fines and termination of business cooperation for their misbehavior.
Key Terms of Agreements with Our MRO Product Suppliers
We enter into distributor agreements with MRO products suppliers for us to purchase designated products in bulk for distribution and resale within the agreed territory. We typically are authorized to distribute and resell products on non-exclusive basis.
The delivery arrangement shall be agreed on a case by case basis, where the supplier may deliver the products to the place of receipt designated by us, or we can pick up the products at the place designated by the supplier.
We will pay for the MRO products on the agreed terms typically with price for each product in effect at time of order, subject to changes as determined by the supplier. We typically agree to purchase at the minimum order quantity for certain SKUs designated in the agreements. The payment terms for our suppliers vary on a transaction basis, and in some cases, we may need to make cash payment in advance.
We seek to enter into long-term agreements with certain strategic suppliers. For other suppliers, the distributor agreements typically have tenors of one year. The agreements can generally be terminated upon mutual agreements, without automatic renewal mechanism.
Quality Control
We believe that product quality is essential in maintaining our competitive position, as reliable and quality products foster customer satisfaction and confidence in our brand name, which in turn enhances brand loyalty and our reputation as a leading MRO procurement service platform.
We therefore maintain rigorous quality control procedures. We perform quality inspections following our quality inspection manual and inspection procedure protocol upon receipt of products. We

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expect suppliers to comply with laws and regulations and our quality standards. For defective products, we will return or exchange them following our procurement return and exchange procedure protocol. Suppliers will be subject to penalties or be asked to end their operations on our platform if they violate our quality standards, for example, by selling counterfeit products. We hold ISO 9001 certificate applicable to the sales of MRO products.
Pricing Policy
To attract and retain our customers, we offer competitive prices, with reasonable discounts, transparency, stability and value for money. To ensure the competitiveness of our prices, we constantly monitor and compare prices on our platform against prices on other MRO procurement service platforms to direct our price setting. We have a dedicated pricing management team with specific personnel responsible for each product line. We hold price analysis and management meeting periodically to assess whether the prices offered by us or our suppliers are reasonable and competitive in the market.
Under product sales model, we determine prices of our products. Under the marketplace model, suppliers determine the prices sold to our customers in compliance with our pricing guidance.
Sales and Marketing
Sales channels
End customers
We maintain our own sales teams consisting of industry customer sales team and regional customer sales team. As of December 31, 2021, our sales team consisted of over 1,600 employees.
Our industry customer sales team aims at acquiring and maintaining business relationships with leading companies in key industries that have large industrial output value or emerging with great potentials. Our industry customer sales team covers industries such as electrical and mechanical manufacturing, automobile, and chemical engineering. These salespeople help us accumulate valuable insights of these key industries, obtain and retain customers, and increase their spending with us.
Our regional customer sales team are responsible for maintaining business relationships with existing local customers and developing new local customers, typically SMEs, in their respective covered regions. Our regional customers sales team covered most provinces in China. This sales force is familiar with local business environment and aims at keeping long-term relationship with local customers and turning more local leads into customers.
See also “—Our Customers and Customer Services—Customer Services” for a detailed description of our efforts to bring a compelling customer experience to our customers.
Retailer customers
Traditionally, the MRO procurement demands from regional and local businesses are served by regional retailer customers, such as retailers, distributors, and local hardware stores, who usually do not carry a wide array of MRO products, nor do they have digitalized solutions or effective marketing channels. We officially launched GBB platform, an MRO procurement service platform for retailer customers in December 2018. GBB platform empowers retailer customers by offering digitalized solutions, supply chain solutions and marketing solutions to better serve large but fragmented MRO procurement demands from numerous regional and local businesses.
Marketing and promotion activities
We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and repeat purchases. We hold marketing activities and place advertisements through online and offline channels.

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Customer Day.   We regularly hold Customer Day and invite decision makers or managers of supply chain departments of our customers and industrial experts to share industry insights for better business performance.
Roadshow Car.   To increase our brand awareness, via Roadshow Car, we visit our customers’ factories to provide training in relation to factory safety and product knowledge and convey our insights regarding the digitalization of MRO procurement service industry and adoption of intelligent management services.
Marketing Conference.    We participate in media conferences, marketing conferences, and exhibitions to promote our brand and establish ourselves as the industry leader.
Inventory Control
MRO procurement service providers always need to answer three key questions in terms of inventory: what products should be kept in stock; how many products should be kept in stock; where to keep the stock. We take an innovative digitalized approach to manage and optimize our inventory management. Based on historical transaction data insights accumulated over our platform, we have developed an automatic inventory level optimization model. Taking into account of key factors such as purchase frequency, prices, sales volume, and seasonality, we leveraged our big data analytics to train this model, so as to determine the type of products to be kept in stock at the right time, the re-order point and re-order quantity, which in turn optimizes our inventory level and procurement frequency. As a result of the optimization model, our inventory turnover days remained stable, despite the rapid expansion of our business. Our inventory turnover days were 38.4 days in 2020 and 33.4 days in 2021. Inventory turnover days refer to the average inventory over the period divided by total cost of revenues and then multiplied by the number of days during the period.
We have developed a warehouse location optimization model to select the most suitable location to store stocks in response to demands from a larger geographic area, which effectively shortens the product fulfillment time.
We store and manage most of our inventory in rented warehouses. For hazardous chemicals, we rely on third-party warehouses who hold requisite PRC licenses and permits to manage and store the inventory. We expect these third-party warehouses to strictly comply with PRC laws and regulations, and follow our standards and policies to store, maintain, and manage the hazardous chemicals and deliver quality fulfillment services to meet our customers’ needs.
Our Technology
Our platform generates a significant amount of data insights from historical MRO product data accumulation and transactions on our platform. Moreover, given our scale, we have a holistic view of the market, including supply, demand and pricing trends. These data insights provide us with valuable insights and help us facilitate the digitalization of all players along the MRO industry value chain.
AI applications
Our big data analytics and applications provide a solid foundation for processing artificial intelligence and machine learning workloads. Built on top of the industrial product data and market insights generated from our business operations, our AI algorithms optimize the business processes on our platform, therefore making our customers’ procurement more efficient and lowering the overall cost. In addition, we have empowered our business partners in their supply chain with AI capabilities.
Examples of the AI applications on our platform include:
Smart search engine.   We apply natural language processing system and search algorithms in our search engine to better understand the meaning and intention of each search query. The smart search engine can return the most relevant products that our customers are looking for and in the order best customized to each customer’s needs.

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Smart product quoting system.   We have in-house developed a smart product quoting system which can automatically match thousands of product needs uploaded by customers with the product descriptions and parameters in our database in seconds. This capability allows customers to easily and quickly find different types of products in one purchase order and obtain prices and quotations at the same time.
Featured product selections and intelligent recommendations.   Our recommendation system can learn each individual customer’s specific needs according to their past purchases and behaviors. It integrates professional opinions from our product experts in different industries and recommends the featured product selections that best suits customer’s industrial scenario, helping our customers identify the most suitable products and further enhancing a convenient and efficient one-stop procurement experience by reducing their storage volume and relevant costs.
Intelligent order, order picking and inventory management.   Our system can intelligently merge and split orders from the same customer and automatically assign the orders to the most suitable logistics service providers. Our algorithms also support the order picking optimization within the warehouses built on our analytics and AI capabilities. Furthermore, our system is capable of monitoring inventory level and customers’ requests to achieve the optimal inventory level and reducing warehousing cost.
Natural language processing system.   We pioneer the development and application of natural language processing system to analyze large amounts of product description data in the field of MRO industry. The goal is to understand the content of documents, including the subtle contextual meaning and product parameters. This technology enables us to accurately extract information contained in the names and descriptions of MRO products, categorize and organize the information with knowledge graph. With the application of the natural language processing system, we have amassed a vast amount of data insights over MRO product name, material, function, usage scenarios, which are crucial in the digitalization of MRO product information. Based on the natural language processing system, we have greatly improved our understanding of MRO products and our customer needs.
Research and Development
We have devoted significant research and development resources in establishing our self-developed technology support platform, for the purposes of ensuring the safety, stability and high efficiency of our platform’s operation and maintenance. We believe that the investment in research and development would become a solid technology support for our high-speed development of future business operations and expansion.
As of December 31, 2021, we had a total of 386 members in our research and development staff, focusing respectively on product technology, technology maintenance, and digital solutions.
IT Infrastructure
Our technology platform has been designed for reliability, scalability and flexibility and is administered by our technology department. We have access to a network of more than 250 leased servers across China with power supply and power generator backup as of December 31, 2021. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.
We have built a reliable and stable IT infrastructure to ensure high availability and a low risk of downtime. We currently utilize third-party clouds in China to host our network infrastructure. Our IT department regularly monitors the performance of our website, mobile apps, and infrastructure to enable us to respond quickly to potential problems. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale or city scale. Even in the extreme hypothetical situation where all core data are deleted, we are able to restore to full service with our multi-layer backup system in a relatively short time. As of the date of this prospectus, we have not experienced any service outage that materially affected our business operations. See “Risk Factors—Risks Related to Our Business and Industry—The proper functioning of our IT systems and technology infrastructure is

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essential to our business. Any disruption to our IT systems and technology infrastructure or the inability to maintain or upgrade our information systems, or convert to alternate systems in a timely and efficient manner, could disrupt operations, cause unanticipated increases in costs and/or decreases in revenues, and materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our customers.”
Data Privacy and Security
We are committed to protecting the information and privacy of our customers and suppliers. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect information and other data that is related to the services we provide, with users’ prior consent.
To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential data only to limited employees with access authorization.
We back up our core data on a real-time basis and other data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.
Competition
We face competition from a variety of players in the industry, including other MRO procurement platforms, manufacturers, wholesalers, and retailer customers that sell MRO products. We differentiate ourselves with distinct customer-centric culture ingrained in strategies and operations. We provide a transparent and efficient one-stop MRO procurement experience, advanced digital solutions along with intelligent services, effective fulfillment services, broad product offerings, and sales and service representatives with deep industry insights. For the overview of market landscape, see “Industry—Market Landscape of Online MRO Procurement Service Industry in China.”
We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have similar or greater market presence, name recognition, and financial, marketing, technological, and other resources. See “Risk Factors—Uncertainties relating to the growth and profitability of the evolving and dynamic MRO procurement service industry could adversely affect our business, prospects and results of operations. We cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable.” for more details.
Our People and Culture
As of December 31, 2020 and 2021, we had a total of 2,697 and 4,661 full time employees, respectively. The following table sets forth the number of our employees by function as of December 31, 2021:
Function	Number
Warehousing and logistics	898
Research and development	386
Sales	1,644
Customer services	365
Product	954
General and administrative	414
TOTAL	4,661

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With our employees based in various locations across China, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. Our principles and philosophy are:
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be honest;

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take ownership;

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keep improving;

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seek synergy among supply chain proactively; and

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work together for a better future.

We believe that our corporate culture and core philosophy will help us to carry out our mission and realize our vision. Our culture and principles help us attract, retain, motivate and develop our workforce and help drive employee engagement. We believe an engaged workforce leads to a more innovative, productive and profitable company and measures employee engagement on an ongoing basis. The clear sense of mission of our management team and our long-term focus on employee development define our corporate values that are crucial to our success. Our founders and management team have fostered an environment that encourages our employees to maintain enthusiasm, seek excellence and combine their personal development with our corporate development.
We set forth strict hiring standards, and we invest significant resources in training our employees in support of our fast-growing business operations. We have established comprehensive training programs that cover such topics as our corporate culture, employee rights and responsibilities, team-building, professional behavior, job performance, management skills, leadership and executive decision-making. Our human resources department sets forth annual plans, covering budget, structure, positions, training and KPI planning.
We have a detailed and strict KPI management system to evaluate our employees quarterly and annually. These evaluations may affect promotion, demotion, and layoff decisions.
As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance plans, namely pension, medical, unemployment, work-related injury and maternity insurance plans, and housing provident funds. We are required under PRC law to contribute to these employee benefit plans at specified percentages based upon the salaries, bonuses and specified allowances of our employees up to a maximum amount specified by the local government from time to time.
None of our employees are currently represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.
Facilities
Our headquarters is located in Shanghai, where we lease and occupy an office building with an aggregate floor area of approximately 17,898 square meters, as of February 28, 2022. We lease other offices in Beijing and regional offices in Suzhou, Wuhan and other cities in China with an aggregate floor area of approximately 41,088 square meters, as of February 28, 2022. The relevant lease agreements expire between 2022 and 2037.
We leased 30 distribution centers in Shanghai, Wuhan, Chengdu, Xi’an and other major cities in China, which have an aggregate floor area of over 210,000 square meters, as of February 28, 2022. We operated 82 transit warehouses with an aggregate floor area of approximately 72,000 square meters as of February 28, 2022. Our comprehensive fulfillment facilities covered the majority of major industrial hubs in China.
Intellectual Property
We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent

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law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.
We proactively make filings and registrations for our intellectual property rights such as patents. We also engage professional advisors to maintain our intellectual property registration and to mitigate the risk of potential infringement on our intellectual property. In 2020 and 2021, there has been no incidents of infringements on our intellectual property that materially and adversely affected our results of operations.
As of December 31, 2021, we owned 110 computer software copyrights in China relating to various aspects of our operations and maintained 445 trademark registrations inside China and 20 trademark registrations outside China. We had 110 trademark applications inside China and 13 outside China. As of December 31, 2021, we had 85 patents granted in China, 2 patents granted outside China, 75 patent applications pending in China and no patent application pending outside China. As of December 31, 2021, we had registered 74 domain names. Our registered domain names include zkh.com, among others.
Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at three locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.
Corporate Social Responsibility
Corporate social responsibility has been central to how we do business. We believe our continued growth rests on integrating social values into our business, starting with operating with integrity in all we do and extending to serving the community at large in China. Since the inception of our operations, we have established various corporate social responsibility initiatives to comprehensively give back to the communities and to create value for the society.
Environmental protection initiatives.   We place great emphasis on environmental protection to echo PRC government’s advocacy in promoting ESG related issues. By providing a set of guidelines, we hold ourselves to high standards of code of conducts in environmental protection. Our initiatives in environmental protection include but are not limited to strictly controlling the use of paper and the temperature of air conditionings, arranging vehicles for business trips in a more cost effective way, and using environmental friendly office supplies.
Poverty alleviation and charitable contributions.   We are committed to contributing to China’s poverty relief initiatives. In 2014, we established the Xuetong Happiness Foundation, aiming to fund schools in impoverished regions in China and support students in pursuing education. We also provided financial assistance to several college students by providing tuition to them throughout their school years. In 2017, we made donations to people who were visually impaired in Shanghai to help them improve their lives. In 2021, to support the development of basic education in rural areas and contribute to China’s rural revitalization, we donated RMB300,000 to principals in mountainous areas through Xian Ge Bu Chuo Foundation and donated RMB190,000 to a village in Shanghai through Shanghai Charity Foundation.
COVID-19 outbreak relief efforts.   During the COVID-19 outbreak in China in early 2020 when the Chinese New Year holiday was extended, leveraging our leading position in MRO procurement service in China, we have spared no effort in fighting against the pandemic. Our employees worked relentlessly with suppliers, warehousing and logistics service providers and other colleagues, to ensure the stable provision of PPEs to the front line during the most difficult times. We have also donated various PPEs

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and other epidemic prevention supplies that were worth over RMB800,000 to hospitals, train stations, universities and other organizations.
Yunnan earthquakes relief efforts.   In May 2021, a series of earthquakes jolted Yunnan Province, China with the biggest one recorded at a magnitude of 6.4. After the disaster, there was a shortage of relief supplies. We responded to the request of local governments swiftly and transported relief supplies, including gloves, gauze bandages, tents and other essential necessities such as water and food supplies to the quake-hit areas.
Legal Proceedings
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation and other legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, reputation damage and other factors.

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REGULATION
This section sets forth a summary of the significant laws, rules and regulations that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.
Regulations Related to Foreign Investment
The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law, which was issued by the Standing Committee of the National People’s Congress on December 29, 1993 and was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.
Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2020 edition) which took effect on January 27, 2021 and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List, which took effect on January 1, 2022. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2021 Negative List. Industries not listed in the 2021 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. As of the date of this prospectus, we are not aware of any of our engagement in business that are prohibited in the 2021 Negative List. Please see “Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business” for more details and relevant risks.
The establishment procedures, filing and approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, and labor matters of a wholly foreign-owned enterprise are governed by the Foreign Investment Law, which took effect on January 1, 2020. It replaced most laws and regulations previously governing foreign investment in the PRC. The Company Law and the Partnership Enterprise Law of the PRC generally govern the organization of a foreign invested enterprise.
The Foreign Investment Law mainly stipulates four forms of foreign investments: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (ii) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (iv) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.
Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2021 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.
In addition, the Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system to be established. It also provides that foreign invested enterprises established according to the previous laws regulating foreign investment before the Foreign Investment Law came into effect may maintain their structure and corporate governance within five years after

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the implementation of the Foreign Investment Law. This means that foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.
On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law emphasizes the promotion of foreign investment, refined specific measures, and also replaced various previous laws and regulations. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from the acquisition of relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, the Ministry of Commerce (“MOFCOM”), and the State Administration for Market Regulation (“SAMR”)jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, MOFCOM issued the Announcement on Matters Relating to Foreign Investment Information Reporting which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.
On December 19, 2020, National Development and Reform Commission (“NDRC”) and MOFCOM jointly issued the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The measures stipulate rules for foreign investment that is subject to security review. According to the measures, procedures will be established for organizing, coordinating, and guiding the security review of foreign investments, and the office in charge of the security review will be set up under the NDRC, and led by the NDRC and MOFCOM. Furthermore, the measures provide that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other crucial fields which relate to national security, they shall apply to the office in advance for a security review. For more details and relevant risks, please see “Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”
Regulations on Chemical Industry
Regulations on the Safety Management of Hazardous Chemicals
Under the Regulations on the Safety Management of Hazardous Chemicals promulgated by the State Council, which took effect on March 15, 2002 and was last amended on December 7, 2013, enterprises engaged in production, storage, usage, operation and transportation of hazardous chemicals are required to obtain permits and meet the safety conditions under laws, administrative regulations, national standards and industrial standards. An enterprise that engages in the operations of hazardous chemicals must obtain an operation license for hazardous chemicals, and it is not allowed to purchase hazardous chemicals from any entity which is unlawfully engaged in the production or business operations of hazardous chemicals, or operate hazardous chemicals without the chemical safety technical instructions or chemical safety labels.
Regulations on the Operation Permit of Hazardous Chemicals
According to the Administrative Measures of the Operation Permit of Hazardous Chemicals issued by the State Administration of Work Safety (currently known as the Ministry of Emergency Management), which became effective on November 15, 2002 and was last amended on July 1, 2015, an enterprise engaged in the business operations of hazardous chemicals must obtain an operation permit for hazardous chemicals. To obtain this permit, an applicant must meet all the statutory requirements on premises to operate and store hazardous chemicals, operation and storage standards, special staff training, safety management system and safety operation protocols, and emergency rescue plan. When an operation permit for hazardous chemicals holder modifies its enterprise name, principal person in charge, registered address or hazardous chemical storage facilities and monitoring measures, it must,

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within 20 business days from the date of modification, file a written application for modification with the issuing agency for a new operation permit. For our business operations of hazardous chemicals, we have obtained the required permits according to the foregoing rules.
Regulations on the Operation of Precursor Chemicals
Precursor chemicals refer to certain chemicals that can be used in the manufacture of narcotic drugs. The production, distribution, purchase, transportation, import and export of precursor chemicals in China are regulated by Regulation on the Administration of Precursor Chemicals adopted by the State Council, which became effective on November 11, 2005 and was last amended on September 18, 2018, and a catalogue of precursor chemicals which is divided into three categories: Category I covers the major materials to produce narcotic drugs, and Categories II and III cover the chemical auxiliary substances to produce narcotic drugs. To operate Category I pharmaceutical precursor chemicals, an enterprise needs to apply for an operating permit with the local counterparts of government’s drug administration department; and to operate Category I non-pharmaceutical precursor chemicals, an enterprise needs to apply for an operating permit with the local counterparts of government’s administration of work safety department of applicable level. An operator of Categories II or III precursor chemicals needs to make filings regarding the category, quantity and major transportation flow of the precursor chemicals that it operates to local counterparts of government’s administration of work safety department within 30 days from the commencement of its operation. For our business operations of precursor chemicals, we have obtained required record-filing certificates according to the foregoing rules.
Regulations on the Operation of Non-Pharmaceutical Precursor Chemicals
According to the Measures for the Licensing for Production and Operation of Non-Pharmaceutical Precursor Chemicals promulgated by the Ministry of Emergency Management, effective on April 15, 2006, an enterprise must obtain a license to produce or operate non-pharmaceutical precursor chemicals of Catalogue I, and make filings with local counterparts of government’s administration of work safety department to produce or operate non-pharmaceutical precursor chemicals of Catalogue II or III. Production or operation of non-pharmaceutical precursor chemicals without proper license or filing may lead to fines, confiscation of illegal gains, revocation of business license, and non-acceptance of future application for license or filings. For our business operations of non-pharmaceutical precursor chemicals, we have obtained required record-filing certificates according to the foregoing rules.
Regulation Related to Business Activities involving Medical Devices
The Regulation on the Supervision and Administration of Medical Devices, which became effective on April 1, 2000 and was last amended on June 1, 2021, regulates the research and development, production, operation and use of medical devices in China. Medical devices are divided into three classes based on risk levels. Class I medical devices have low risks, whose the safety and effectiveness can be ensured through routine administration. Class II medical devices have moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices have relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness.
The Measures for the Supervision and Administration of the Operation of Medical Devices, which took effect on October 1, 2014 and was last amended on November 17, 2017, regulates the business activities involving medical devices in China. Business activities involving medical devices are regulated in accordance with risk levels of the medical devices. No filing or license is required for business activities involving Class I medical devices. Filing is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices. For our business activities involving medical devices, we have obtained required permits according to the foregoing rules.
Regulation Related to Product Quality and Consumers Protection
According to the PRC Civil Code, which took effect on January 1, 2021, in the event of damages arising from a defective product, the victim may seek compensation from either the manufacturer or

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seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation of the victim.
According to the PRC Product Quality Law promulgated by the Standing Committee of the National People’s Congress, which took effect on September 1, 1993 and was last amended on December 29, 2018, provides that products for sale must satisfy safety standards and sellers must adopt measures to maintain the quality of products for sale. Sellers are not allowed to not mix impurities or imitations into products, sell counterfeit goods as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of the proceeds from the sales of products illegally manufactured or sold, and revoking business license. Severe violations may subject the responsible individual or enterprise to criminal liabilities.
According to the PRC Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was last amended on March 15, 2014, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Where a business operator has discovered any defect in the goods or services that may endanger personal or property safety, the business operator must immediately report to relevant administrative authorities and notify consumers, and adopt measures such as suspension of selling, alert, recall, decontamination, destruction and suspension of manufacturing or services. The business operator bears necessary expenses due to recalls of goods incurred by consumers. If a business operator deceives consumers or knowingly sells substandard or defective products, it should compensate consumers for their losses and pay additional damages equal to three times the price of the goods or services.
Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was last amended on October 23, 2020, further clarifies the scope of consumers’ rights to make returns without a reason, the standard of “good condition,” and return procedures.
Regulation Related to Value-Added Telecommunications Services
Regulation on Value-Added Telecommunications Services
The PRC Telecommunications Regulations, promulgated by the State Council of the PRC, which became effective on September 25, 2000 and was last amended on February 6, 2016, are the primary regulations governing telecommunications services. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to obtain an operating license from the Ministry of Industry and Information Technology (“MIIT”)or its provincial counterparts, prior to the commencement of its operations. Otherwise, the operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.
The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT, which became effective on April 10, 2009 and was last amended on September 1, 2017, set forth more specific requirements regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating License, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business, (“VATS License”). The Administrative Measures for Telecommunications Business Operating License also provides that an operator providing value-added services in multiple provinces is required to obtain a cross-region VATS License, whereas an operator providing

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value-added services in one province is required to obtain an intra-provincial VATS License. Pursuant to the Administrative Measures for Telecommunications Business Operating License, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.
Pursuant to the Catalog of Telecommunications Services, which was promulgated by the Ministry of Information Industry of the PRC (the predecessor of MIIT) and became effective on April 1, 2003 and was last amended on June 6, 2019, both online data processing and transaction processing services and internet information services fall within Class II value-added telecommunication services. The “online data processing and transaction processing services” refer to the online data processing and transaction processing services provided for users through public communication networks or the internet, using various kinds of data and transaction processing application platforms connected to various kinds of public communication networks or the internet. A telecommunication services operator engaged in online data processing and transaction processing services is required to obtain a VATS License for online data processing and transaction processing services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the State Council and became effective on September 25, 2000 and last amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classify internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision with charge of payment of information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free of charge of information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services require that a provider of commercial internet information services shall obtain a VATS License for internet information services. The Administrative Measures on Internet Information Services further require that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT. For more details and relevant risks, please see “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services
Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the PRC State Council on December 11, 2001 and last amended on February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, any major foreign investor holding equity interest in a value-added telecommunication business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experiences in operating value-added telecommunication business overseas. According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of the equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements (such as the requirements for track records and experiences of a major foreign investor) provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises still apply. The 2021 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in domestic multiparty communication, storage-and-forward and call center businesses.
The predecessor to MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, which became effective on July 13, 2006, pursuant to which a foreign investor in the China’s telecommunications service industry must establish a foreign-invested enterprise and apply for a telecommunications

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business operations license. This circular further requires that: (i) Chinese domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance thereafter, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business. For more details and relevant risks, please see “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
Regulations Related to Mobile Internet Applications
In addition to the telecommunications regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is also regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, and became effective on August 1, 2016. Pursuant to the Administrative Provisions on Mobile Internet Application Information Services, an internet app program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-end and voluntary real name display at the front-end. An internet app provider must not enable functions that can collect a user’s geographical location information, access a user’s contact list, activate the camera or recorder of a user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. If an app provider violates the regulations, the internet app store service provider must take measures to stop the violations, including giving a warning, suspension of app release, disabling the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.
Regulations on Advertising Services
The Standing Committee of the National People’s Congress enacted the PRC Advertising Law on October 27, 1994 and last amended on April 29, 2021. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.
The State Administration for Industry and Commerce (the predecessor of SAMR) issued the Interim Measures on the Administration of Online Advertising, which came into effect on September 1, 2016. The Advertising Law and the Interim Measures on the Administration of Online Advertising provides that online advertisements may not affect users’ normal use of internet and internet pop-up ads must display a “close” sign prominently and ensure one-click closing of the pop-up windows. All online advertisements must be marked as “advertisement” so that consumers can distinguish them from non-advertisement information. Moreover, sponsored search advertisements shall be prominently distinguished from normal research results and it is not allowed to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner.

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Regulation Related to Internet Security and Personal Information Protection
Regulations Related to Internet Security
The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress on December 28, 2000 and last amended on August 27, 2009, provides that, among other things, the following activities conducted through the internet, are subject to criminal punishment if constituted a crime under PRC laws: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) violating national regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; and (vi) infringing intellectual property rights through internet.
The Provisions on Technological Measures for Internet Security Protection, which was promulgated by the Ministry of Public Security and became effective on March 1, 2006, requires internet service providers and organizations that use interconnection to implement technical measures for internet security protection, including technical measures for preventing any matter or act that may endanger network security, such as computer viruses, invasion, and attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.
The Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, effective on June 1, 2017, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.
On June 10, 2021, the Standing Committee of the National People’s Congress adopted the Data Security Law of the PRC (the “Data Security Law”), which became effective on September 1, 2021. The Data Security Law will apply to both data processing activities carried out within the territory of the PRC and data processing activities carried out outside the PRC that may harm the national security, public interests, or the legitimate rights and interests of citizens or organizations of the PRC. The Data Security Law provides, among others, that the state shall establish a classified and graded data protection system. The Data Security Law also imposes general and comprehensive obligations on entities and individuals when carrying out data processing activities, including but not limited to establishing whole-process data security management systems, organizing data security trainings, implementing necessary measures to ensure data security, strengthening risk monitoring, notifying users and authorities of security incidents, and the conduction of regular risk assessments. The Data Security Law also provides that the government shall establish data security review mechanism for data processing activities that

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affect or may affect national security. Violation of the Data Security Law may cause such administrative penalties such as warnings, fines, confiscation of illegal gains, suspension of business and revocation of licenses, and civil and criminal liabilities.
On November 14, 2021, the CAC promulgated Draft Cyber Data Security Regulations, which proposes to provide more detailed guidelines on the current rules on various aspects of data processing, including but not limited to the processors’ announcement of data processing rules, obtaining consents and separate consents, security of important data and cross-border transfer of data, and further obligations of platform operators. Specifically, the Draft Cyber Data Security Regulations proposes to provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests that affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also requires data processors processing over one million users’ personal information to comply with rules on processors of important data, including but not limited to carrying out the data security assessment annually and filing the report with competent authorities. As of the date of this prospectus, the Draft Cyber Data Security Regulations are still in the draft form and have yet to become effective.
On December 28, 2021, thirteen ministries and commissions, including the CAC and the CSRC, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. Revised Cybersecurity Review Measures is an important legal system in the field of cybersecurity, which provides that cybersecurity review applies to, among others, (i) critical information infrastructure operators’ (the “CIIOs”) purchase of network products and services and online platform operators’ data processing activities that affect or may affect national security; and (ii) operators of network platforms that are in possession of more than 1 million users’ personal information seeking listing abroad. The Revised Cybersecurity Review Measures also empowers the CAC to initiate a cybersecurity review subject to the approval of Central Cyberspace Affairs Commission when any member organization of the cybersecurity review mechanism identifies any impact or potential impact on national security. The Chinese government has wide discretion in interpreting the clauses in the Revised Cybersecurity Review Measures, especially in assessing the satisfaction of the criteria for cybersecurity review.
On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and SAMR jointly made public the Administrative Provisions on Algorithm Recommendation of Network Information Services (the “Algorithm Recommendation Provisions”), which became effective on March 1, 2022. The Algorithm Recommendation Provisions applies to providers of internet information service leveraging algorithmic recommendation technologies, which include the use of algorithmic technologies such as generation and synthesis, personalized push, sorting and selection, retrieval and filtering, scheduling decision-making, etc. to provide information to users. The Algorithm Recommendation Provisions sets out further obligations on such provides to, among others, protect the interests and rights of the users, especially the interests and rights of minors, elders and workers.
Regulations Related to Personal Information Protection
Pursuant to the Decision on Strengthening the Protection of Online Information, which was issued by the Standing Committee of the National People’s Congress and came into effect on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, which was issued by the MIIT and came into effect on September 1, 2013, any collection and use of a user’s personal information must be legal, reasonable and necessary, and must be subject to the consent of the user and limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any

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violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.
With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by Ministry of Industry and Information Technology on October 31, 2019. The CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information, which took into effect on November 28, 2019. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including (i) failure to publicize rules for collecting and using personal information; (ii) failure to expressly state the purpose, manner and scope of collecting and using personal information; (iii) collection and use of personal information without consent of users of such App; (iv) collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity; (v) provision of personal information to others without users’ consent; (vi) failure to provide the function of deleting or correcting personal information as required by laws; and (vii) failure to publish information such as methods for complaints and reporting. Among others, any of the following acts of an app operator will constitute collection and use of personal information without consent of users: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.
Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, which took effect on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

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On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law of the PRC (the “PIPL”), which became effective on November 1, 2021. The PIPL is intended to protect personal information rights and interests, regulate activities of processing personal information, and promote the reasonable use of personal information. The PIPL applies to personal information processing activities within the PRC, as well as processing activities outside the PRC that are purposed to provide any product or service to any natural person within the PRC or analyze or assess the behavior of that natural person within the PRC. The PIPL sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information, as well as detailed requirements on the obligations and responsibilities of personal information processors, including but not limited to (1) obtaining consents for personal information processing, (2) informing the individuals of the rules, purposes and impacts of personal information processing and how the individual can exercise their rights, (3) reaching agreements with entrusted processors in terms of personal information processing, protection measures, and rights and obligations, and overseeing the data processing activities thereof; (4) ensuring that the individuals have the channel to exercise their various personal information rights and respond to these rights; and (5) conducting personal information protection impact assessment under certain scenarios. Violation of the PIPL may cause administrative penalties such as warnings, fines, confiscation of illegal gains, suspension of providing service and revocation of licenses, and civil and criminal liabilities.
In addition, pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity. For more details and related risks, please see “Risk factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, data security, personal information protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”
Regulation Related to E-Commerce
To regulate the e-commerce industry, on August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, which took effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce platform operators. Pursuant to the E-commerce Law, an e-commerce platform operator shall respect and equally protect the legitimate interests of the consumers and provide options to consumers without targeting at their personal characteristics. The E-commerce Law requires an e-commerce platform operator to, among other things, verify and register the identities, addresses, contacts and licenses of merchants who apply to provide goods or services on its platform, establish registration archives and update information on a regular basis; submit the identification information and tax-related information of the merchants on its platform to governmental authorities as required and remind the merchants to complete the registration with relevant governmental authorities; establish intellectual property rights protection rules, and take necessary measures against infringement of intellectual property rights by merchants on its platform. In addition, an e-commerce platform operator is not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on its platform by merchants, or charge merchants operating on its platform any unreasonable fees. An e-commerce platform operator shall assume joint liabilities with the relevant third-party merchants on its platform and may be subject to warnings and fines up to RMB2,000,000 where the operator fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers or any intellectual property rights of any other third-party.
According to the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, customers are entitled to return goods without reason, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products which are downloaded online or whose packages have been opened by consumers, and delivered newspapers or

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periodicals, and such other merchandize which is, as confirmed by the consumer at the time of purchase, not fit for the return policy by nature. Where the goods returned are intact, the online seller shall refund to the consumer the payments made for the goods within seven days upon receipt thereof.
On June 12, 2019, the State Post Bureau and MOFCOM promulgated the Guiding Opinions on Regulating the Interconnection and Sharing of Data between Express Delivery and E-commerce Industries, which provides that if e-commerce participants agree to deliver commodities through express delivery, an e-commerce platform operator shall provide the necessary delivery data to an express delivery service provider through the agreed means of data transmission. The e-commerce platform operator cannot, by restricting the interconnection and sharing of data, hinder the e-commerce participants from freely choosing the express delivery service. When collecting and sharing user information, e-commerce platform operators engaged in express delivery business must abide by the provisions of laws and administrative regulations on information protection, and the user information cannot be used for purposes unrelated to the delivery service they provide.
On March 15, 2021, the SAMR issued the Administration Measures for the Supervision of Online Transactions, which took effect on May 1, 2021, providing specific rules for the online transaction operators, such as clarifying the specific acts infringing consumers’ personal information in online transactions, elaborating the prohibited contents that may not be contained in the standard terms, notifications and statements used by the online transaction operators, and measures to supervise sales of goods or provision of services through social network and live streaming.
Regulation Related to Intellectual Property
Patent
Patents in China are principally protected under the PRC Patent Law which took effect on April 1,1985, which was last amended on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council on June 15, 2001 and was last amended on February 1, 2010. The Chinese patent system adopts a first-to-file principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The duration of a patent right is 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.
Copyright
Copyright in China, including copyrighted software, is principally protected under the PRC Copyright Law  and related rules and regulations. Under the Copyright Law which took effect on June 1, 1991 and was last amended on June 1, 2021, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which took effect on July 1, 2006 and was last amended on March 1, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.
The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration that administers software copyright registration and the Copyright Protection Center of China, is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations.
Trademark
Registered trademarks are protected under the PRC Trademark Law which took effect on March 1,1983 and was last amended on November 1, 2019, and related rules and regulations.

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Trademarks are registered with the Trademark office of National Intellectual Property Administration under the SAMR, formerly the Trademark Office of the SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.
Trade Secrets
According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress in September, 1993 and was last amended on April 23, 2019, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.
Domain Name
Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT and took effect on November 1, 2017. Domain name registrations are handled through domain name service agencies established under relevant regulations, and applicants become domain name holders upon successful registration.
Regulations of Anti-counterfeiting
According to the Trademark Law of the PRC, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement of the exclusive right to use a registered trademark. The infringing party will be ordered to cease infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for damages suffered by the owner of the intellectual property rights, which will be equal to the gains obtained by the infringing party or the losses suffered by the owner as a result of the infringement, including reasonable expenses incurred by the owner in connection with enforcing its rights.
Under the Civil Code of the PRC, an Internet service provider may be subject to joint liability if it is aware that an Internet user is infringing upon the intellectual property rights of others through its Internet services, such as selling counterfeit products, and fails to take necessary measures to stop that activity. If an Internet service provider receives a notice from an infringed party regarding an infringement, the Internet service provider is required to take certain measures, including deleting, blocking and unlinking the infringing content, in a timely manner.
In addition, under the Administration Measures for the Supervision of Online Transactions, an operator of an online trading platform must adopt measures to ensure safe online transactions, protect consumers’ rights and prevent unfair competition. Please see “Business—Intellectual Property” for further information about our intellectual properties.

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Regulations on Employment and Social Welfare
Labor Law and Labor Contract Law
The Labor Law of the PRC, which took effect on January 1, 1995 and was last amended on December 29, 2018, and its implementation rules provide that enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities shall meet national standard. Enterprises and institutions shall provide workers with working safety and health conditions meeting national rules and standards on labor protection.
The PRC Labor Contract Law, which became effective on January 1, 2008 and was last amended on July 1, 2013, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.
Social Insurance
As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and was last amended on January 1, 2011, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and was last amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation or SAT will become solely responsible for collecting social insurance premiums. As required by relevant PRC law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees in China, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance.
Housing Fund
In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council and became effective on April 3,1999 and was last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. As required by relevant PRC law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees in China, including the housing fund.
Labor Dispatch
Pursuant to the PRC Labor Law and Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, labor dispatch employment is a supplemental form which can only be adopted for

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temporary, auxiliary or alternative job positions. Temporary positions are positions subsisting for no more than six months; auxiliary positions are positions of non-major business serving for major businesses; and alternative positions are positions that can be held by dispatched laborers for a certain period of time during which the former laborers are temporarily out of their positions for reasons. An employer is required to strictly control the number of dispatched laborers not to exceed 10% of the total number of its labor force. We are required to comply with the foregoing rules with respect to our labor dispatch arrangements in China.
Regulation Related to Fire Prevention
Pursuant to the Fire Prevention Law, which took effect on September 1, 1998 and was last amended on April 29, 2021, and other relevant laws and regulations, the emergency management authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must meet the national fire prevention technical standards.
Pursuant to the Fire Prevention Law, the constructor or user entity shall apply to the fire and rescue department of the local government at or above county level for a fire safety inspection before a public gathering place is put into use or opens for business. Failure to obtain proper fire safety inspection or approval could lead to suspension of construction, usage, and business operations as well as fines ranging from RMB30,000 to RMB300,000.
According to the Eight Measures for the Public Security Fire Department to Deepen Reform and Serve Economic and Social Development promulgated by the Ministry of Public Security of the PRC in August 2015, the filing of fire protection design and completion acceptance with respect to fire protection of construction projects with an investment of less than RMB300,000 or a building area of less than 300 square meters (or below the limit set by the housing and urban construction department of the provincial people’s government) was no longer required.
Regulation Related to Foreign Exchange and Dividend Distribution
Regulation on Foreign Currency Exchange
The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations which took effect on April 1, 1996 and was last amended on August 5, 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, (“SAFE”), by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.
SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as effective on December 17, 2012, which substantially amends and simplifies the foreign exchange procedure. Pursuant to the Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, as effective on June 1, 2015. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from

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Pursuant to 17 C.F.R. Section 200.83
SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.
Besides, the PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of foreign-invested enterprises in recent years. In March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas. The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises. However, the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, effective June 9, 2016, which reiterates some of the rules set forth in the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise The Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, which took effect on the same day. The Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. For more details and relevant risks, please see “Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”
Regulation on Dividend Distribution
The principal regulations governing distribution of dividends of foreign-invested enterprises is the PRC Company Law. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, a Chinese company, including a foreign-invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
enterprise. A Chinese company may, at its discretion, allocate a portion of its after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.
The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. For more details and relevant risks, please see “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents
SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, which became effective on July 4, 2014, replacing the Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles. The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by Chinese residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by Chinese residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles provides that, before making a contribution into a special purpose vehicle, Chinese residents or entities are required to complete foreign exchange registration with SAFE or its local branch.
On February 13, 2015, SAFE promulgated the SAFE Notice 13, which has amended the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles by requiring Chinese residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Chinese residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the Chinese residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant Chinese residents or entities to penalties under PRC foreign exchange administration regulations. For more details and relevant risks, please see “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.”
Regulation Related to Stock Incentive Plans
On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the Chinese residents and non-Chinese citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are Chinese residents must retain a qualified PRC agent, which could be a Chinese subsidiary of the overseas publicly-listed company or another qualified institution selected by the Chinese subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the Chinese residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the Chinese residents’ exercise of the employee share options. The foreign exchange proceeds received by the Chinese residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such Chinese residents. In addition, the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles provides that Chinese residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights. For more details and relevant risks, please see “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.”
Regulation Related to Tax
Enterprise Income Tax
Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in China should pay an enterprise income tax in connection with their income from China at the tax rate of 10%. An enterprise established outside of China with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the PRC Enterprise Income Tax Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.
The PRC Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the competent tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, or SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.” For more details and relevant risks, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation—PRC.”
Value-added Tax and Business Tax
Pursuant to PRC tax regulations, an entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC, which took effective on January 1, 1994 and was last updated on November 19, 2017, and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.
On November 16, 2011, the Ministry of Finance and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATs, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.
The Ministry of Finance and SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10%

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019. For more details and relevant risks, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation—PRC.”
Dividend Withholding Tax
The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.
Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements. For more details and relevant risks, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation—PRC.”
Tax on Indirect Transfer
On February 3, 2015, SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. Pursuant to the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a ‘reasonable commercial purpose’ in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises,

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued by SAT. The Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. The Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. For more details and relevant risks, please see “Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”
Regulations on Anti-Monopoly
Standing Committee of the National People’s Congress adopted the PRC Anti-Monopoly Law, which became effective on August 1, 2008 and provides the regulatory framework for the PRC anti-monopoly. Under the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.
Pursuant to the Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.
Pursuant to the Anti-Monopoly Law and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.
In addition, pursuant to the Anti-Monopoly Law and relevant regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, is prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings.
If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as merger controlling filing procedures involving our PRC subsidiaries. On March 12, 2021, the SAMR published several administrative penalty cases about concentration of business operators that violated PRC Anti-Monopoly Law in the internet sector.
In July 2021, the SAMR released the revised Draft Provisions on the Administrative Penalties on Price-related Violation for Public Comment, which proposed significant penalties, including fines of up to 10% of revenue during the violation period, suspension of business or revocation of business license, for a number of price-related violations, such as below-cost pricing to squeeze out competitors, price discrimination, manipulation of market prices and fraudulent pricing. For more details and relevant risks, please see “Risk Factors—Risks Relating to Doing Business in China—Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”
Regulations on M&A Rules and Overseas Listings
Six PRC regulatory agencies, including the China Securities Regulatory Commission, (“CSRC”), adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was last amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests in a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, and purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, and establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of Chinese domestic companies and controlled by Chinese companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. The equity and assets acquisition of a related domestic company by a foreign investor shall still be subject to the M&A Rules.
On July 6, 2021, General Office the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies and proposed to take effective measures, such us promoting the establishment of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that these opinions and any related implementing rules to be promulgated in the future will not impose additional requirements on us.
On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Draft Administrative Provisions”) and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) (together with the Draft Administrative Provisions, “the Drafts”), which are open for public comments until January 23, 2022. Pursuant to the Drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in the PRC and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete the filing under the Draft

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Administrative Provisions may subject a PRC domestic company to a warning or a fine of RMB1 million to RMB10 million. If the circumstances are serious, the PRC domestic company may be ordered to suspend its business or suspend its business until rectification, or its permits or businesses license may be revoked. For more details and relevant risks, please see “Risk Factors—Risks Relating to Doing Business in China—The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.” and “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.
Directors and Executive Officers	Age	Position/Title
Long Chen	53	Chairman of the Board of Directors and Chief Executive Officer
Junyu Li	42	Director and Vice President, Product
Shuangyi Chen	46	Director and Vice President, Finance
Shizhen Zhang	44	Director and Chief Strategy Officer
Changxiang Yang	37	Director and Vice President, GBB platform
Xiaoyi Wu	30	Director
Yingchun Zhu	44	Director
Wanjin Chi	32	Director
Yao Xia	38	Director
Pengfei Wang	40	Director
Na Li	41	Director
Chun Chiu Lai	35	Chief Financial Officer
Xuekun Zheng	38	Chief Technology Officer
Fengyi Bie	43	Vice President, Sales
Mr. Long Chen is our founder, director, and chief executive officer. He has served in these roles since our inception in April 2003. Mr. Chen is in charge of our overall strategy formation and management, operations, product development and research development. Mr. Chen received a bachelor’s degree in foreign affairs management from Shanghai International Studies University in 1992.
Mr. Junyu Li has served as our director since December 2021. Mr. Li has served as our vice president, product and a director of ZKH Industrial Supply since June 2018. Mr. Li joined us in July 2002 and served multiple positions in our company since then. Mr. Li received a bachelor’s degree in environmental engineering from Fudan University in 2002.
Ms. Shuangyi Chen has served as our director since December 2021. Ms. Chen has served as our vice president, finance and a director of ZKH Industrial Supply since June 2018. Prior to joining us, Ms. Chen served as a director of Asia Pacific financial planning and analysis (FP&A) at Johnson Controls (China) Investment Co., Ltd. from September 2016 to April 2018. From June 2011 to August 2016, Ms. Chen served as the chief financial officer at Comau China. Before that, Ms. Chen had various experience in accounting and finance. Ms. Chen received a bachelor’s degree in international accounting from Shanghai University of International Business and Economics in 1998 and a master’s degree in business administration from Shanghai University of Finance and Economics and Webster University in 2011. Ms. Chen is also a certified general accountant of Canada.
Mr. Shizhen Zhang has served as our director since December 2021. Mr. Zhang has served as our chief strategy officer since June 2018 and a director of ZKH Industrial Supply since June 2019. Prior to joining us, Mr. Zhang served as strategy director of SF Express from August 2016 to December 2017. From August 2015 to August 2016, Mr. Zhang served as director of strategy consulting in Accenture plc (NYSE: ACN). Prior to that, Mr. Zhang worked as a senior manager of strategy consulting in Kearney from August 2012 to August 2015. Mr. Zhang received a bachelor's degree in metal material science from Liaoning University of Technology in 2000, a master's degree in metal material science from Dalian University of Technology in 2004, and an MBA degree in The University of Chicago Booth School of Business in 2020.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Mr. Changxiang Yang has served as our director since December 2021. Mr. Yang has served as our vice president, GBB platform since December 2018 and a director of ZKH Industrial Supply since November 2020. Mr. Yang joined us in March 2012 and served multiple positions in our company since then. Prior to that, Mr. Yang served as a sales manager at Shanghai Athan Industrial Co., Ltd. from May 2011 to February 2012 and a sales manager at EHSY from December 2007 to May 2011. Mr. Yang received a bachelor’s degree in electronic information engineering from Nanjing University of Science and Technology in 2007.
Ms. Xiaoyi Wu has served as our director since December 2021 and a director of ZKH Industrial Supply since June 2018. Ms. Wu currently serves as an assistant to chairman at Ruiqi Holdings Corporation since April 2018. Prior to that, Ms. Wu was an entrepreneur in the e-commerce industry from July 2014 to March 2018. Ms. Wu received a bachelor’s degree in business communication from Shanghai University of International Business and Economics in 2012 and a bachelor’s degree in business communication from University of Central Lancashire in 2013.
Mr. Yingchun Zhu has served as our director since December 2021 and a director of ZKH Industrial Supply since June 2018. Mr. Zhu has been a managing director of Eastern Bell Capital since September 2009. Prior to joining Eastern Bell Capital, Mr. Zhu served as a vice president in Industrial and Commercial East Asia Investment Co., Ltd from August 2005 to August 2009. Mr. Zhu served as a vice president in Shanghai Rongbo Investment Management Co., Ltd. since August 2004. From July 2002 to July 2004, Mr. Zhu served as a manager of Shenyin & Wanguo Securities Co., Ltd. Mr. Zhu received a bachelor’s degree in tourism management from Fudan University in 1999 and a master’s degree in tourism management from Fudan University in 2002.
Mr. Wanjin Chi has served as our director since December 2021 and a director of ZKH Industrial Supply since June 2018. Mr. Chi has served as a partner of Genesis Capital since June 2016. Prior to that, Mr. Chi served as a strategic director of Full Truck Alliance Co., Ltd. (NYSE: YMM) since February 2016. From March 2012 to February 2016, Mr. Chi served as an investment professional in investment and M&A department of Tencent Holdings Limited (HKEX: 0700). Mr. Chi received a bachelor's degree from the School of Science of Shanghai Jiaotong University.
Mr. Yao Xia has served as our director since December 2021 and a director of ZKH Industrial Supply since June 2019. Mr. Xia has been a member of the investment department of Tencent Holdings Limited (HKEX: 0700) since 2011 and has been serving as a managing director at Tencent since 2018. Prior to that, he worked in China eCapital Corporation from 2008 to 2011 and Deutsche Bank from 2006 to 2008. Mr. Xia received a bachelor's degree in information management and information systems from Shanghai University of Finance and Economics.
Mr. Pengfei Wang has served as our director since December 2021 and a director of ZKH Industrial Supply since June 2018. Mr. Wang currently serves as a partner of Tiger Global Hong Kong Limited, an affiliate of Tiger Global Management LLC, since 2021. Mr. Wang served as a vice president and a managing director at Tiger Global Hong Kong Limited from 2014 to 2016 and from 2016 to 2020, respectively. Prior to that, Mr. Wang served as an associate at TA Associates from 2011 to 2014, an associate at UBS Investment Bank from 2010 to 2011, and an analyst at Hong Kong and Shanghai Banking Corporation from 2008 to 2010. Mr. Wang received a bachelor’s degree in finance from Peking University and a master’s degree in business management from Peking University.
Ms. Na Li has served as our director since December 2021 and a director of ZKH Industral Supply since November 2020. Ms. Li has been a partner of Yunfeng Capital Limited since January 2010. Ms. Li has also served as a director of KUAIPAO TECHNOLOGY CORPORATION since October 2017, a director of VIPKID Limited since July 2016, a director of Know Box Limited since March 2018, and a director of Xingyun International Company Limited since March 2021. Ms. Li received a bachelor’s degree in journalism from Renmin University of China in 2001, a master’s degree in journalism from Renmin University of China in 2004, and a master’s degree in business administration from Cheung Kong Graduate School of Business in 2016.
Mr. Chun Chiu Lai has served as our chief financial officer since February 2022. Prior to joining us, from April 2014 to June 2021, Mr. Lai worked at China International Capital Corporation Hong Kong

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Securities Limited, with his last position being an executive director in the investment banking division, advising clients on initial public offerings, mergers and acquisitions and other strategic transactions. Mr. Lai received a bachelor’s degree in business administration from Hong Kong University of Science and Technology in November 2008 and a master’s degree from the University of Nottingham in December 2010.
Mr. Xuekun Zheng has served as our chief technology officer since March 2020. Mr. Zheng has extensive experience in technical management. Prior to joining us, he served as a technical manager at Alibaba Group Holding Limited (NYSE: BABA) from April 2013 to May 2019, a technical leader of NetEase Mblog at NetEase, Inc. (Nasdaq: NTES) from July 2011 to April 2013, and an architect at AsiaInfo Technologies Limited (HKEX: 1765) from September 2006 to July 2011. Mr. Zheng received a bachelor’s degree in computer science and technology from North China Electric Power University in 2006.
Mr. Fengyi Bie has served as our vice president, sales since January 2018, responsible for sales to our end customers. Mr. Bie also currently serves as a general manager at Shanghai Hangli Industrial Co., Ltd., one of the subsidiaries of ZKH Supply Industrial, where he is responsible for daily business operations and management. Prior to that, Mr. Bie served multiple positions in 3M China Ltd. from April 2005 to December 2017, with the last position held as a senior sales general manager. Mr. Bie has also served as a sales staff at ZKH Supply Industrial from October 2003 to April 2005. Mr. Bie received a bachelor’s degree in mechatronics from Zhengzhou University in 2002 and a master’s degree in business management from Business School Netherlands in 2018.
Board of Directors
Our board of directors will consist of           directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of           ,           and           .           will be the chairperson of our audit committee. We have determined that           and           satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market] and Rule 10A-3 under the Exchange Act. We have determined that           qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee will consist of         ,          and         .          will be the chairperson of our compensation committee. We have determined that          and          satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•
reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•
reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•
selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee will consist of           ,           and           .           will be the chairperson of our nominating and corporate governance committee. We have determined that           and           satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/ Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
•
selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•
making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
•
convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•
declaring dividends and distributions;

•
appointing officers and determining the term of office of the officers;

•
exercising the borrowing powers of our company and mortgaging the property of our company; and

•
approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers
Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.
[Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
We do not have service contracts with any of our directors which provide for benefits upon termination.]
Compensation of Directors and Executive Officers
For the year ended December 31, 2021, we paid an aggregate of RMB6.5 million (US$1.0 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Share Incentive Plan
2017 Stock Incentive Plan
In May 2017, the shareholders of ZKH Industrial Supply adopted the 2017 Stock Incentive Plan, or the 2017 Plan, to attract and retain the best available personnel, and promote the success of our business. In June 2019 and December 2020, the board of directors of ZKH Industrial Supply approved to increase the maximum aggregate number of its ordinary shares which may be issued pursuant to all awards under the 2017 Plan, which is 556,590,222 as of the date of this prospectus. We plan to adopt a share incentive plan, which we will call the 2022 Share Incentive Plan, effective upon the closing of this offering, to link the personal interests of our employees, directors and consultants to the success of our business. We expect that our 2022 Share Incentive Plan will be substantially identical to the 2017 Plan. We expect to assume all outstanding share incentive awards issued under the 2017 Plan and to administer the assumed awards pursuant to the 2022 Share Incentive Plan, effective upon the closing of this offering. As of the date of this prospectus, awards to purchase 185,997,651 ordinary shares of ZKH Industrial Supply under the 2017 Plan have been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
The following paragraphs describe the principal terms of the 2017 Plan.
Types of Awards.   The 2017 Plan permits the awards of options and restricted shares.
Plan Administration.   Our board of directors or executive directors administers the 2017 Plan. The board of directors or executive directors determines, among other things, the grantee to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each award.
Award Agreement.   Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility.   We may grant awards to founders, co-founders, executive officers, employees, and other persons designated by out management of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.
Vesting Schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Awards.   The plan administrator determines the exercise price for each option, which is stated in the award agreement which may be variable price related to the fair market value of the shares.
Transfer Restrictions.   Awards may not be transferred in any manner by the recipient, unless otherwise approved in writing by the company management as provided in thet 2017 Plan.
Termination and Amendment of the 2017 Plan.   Unless terminated earlier, the 2017 Plan has a term of ten years. Our shareholders have the authority to amend or terminate the plan.
In 2021, we did not grant any share-based awards to our directors or executive officers.
The following table summarizes, as of the date of this prospectus, the number of ordinary shares of ZKH Industrial Supply underlying outstanding options that were granted by ZKH Industrial Supply to its directors and executive officers, excluding options that were exercised, forfeited or cancelled after the relevant dates of grant.
Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Junyu Li	*	par value	May 31, 2020	May 31, 2030
Shuangyi Chen	*	par value	May 31, 2020	May 31, 2030
Shizhen Zhang	*	par value	May 31, 2020	May 31, 2030
Changxiang Yang	*	par value	May 31, 2020	May 31, 2030
Chun Chiu Lai	*	0.1086	February 1, 2022	February 1, 2032
Xuekun Zheng	*	0.0666	August 31, 2019	August 31, 2029
	*	0.0666	October 31, 2020	October 31, 2030
	*	par value	May 31, 2020	May 31, 2030
Fengyi Bie	*	par value	May 31, 2020	May 31, 2030
Total	57,920,508

Note:
*
Less than one percent of our total outstanding shares.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL [AND SELLING] SHAREHOLDERS
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:
•
each of our directors and executive officers;

•
each person known to us to own beneficially 5% or more of our total outstanding ordinary shares; [and

•
each selling shareholder.]

The calculations in the table below are based on 4,965,248,500 ordinary shares outstanding (on an as-converted basis) as of the date of this prospectus, and           ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%]	Number	%
Directors and Executive Officers**:
Long Chen(1)	890,677,378	17.9
Junyu Li(2)	50,000,000	1.0
Shuangyi Chen	*	*
Shizhen Zhang	*	*
Changxiang Yang	*	*
Xiaoyi Wu(3)	57,541,800	1.2
Yingchun Zhu	—	—
Yao Xia	—	—
Wanjin Chi	—	—
Pengfei Wang	—	—
Na Li	—	—
Chun Chiu Lai	—	—
Xuekun Zheng	—	—
Fengyi Bie	*	*
All Directors and Executive Officers as a Group	1,053,533,878	21.2
Principal [and Selling] Shareholders:
Phoenix ZKH Limited(1)	890,677,378	17.9
Eastern Bell related entities(4)	786,029,400	15.8
Genesis Capital related entities(5)	561,240,600	11.3
Tencent Mobile Limited(6)	469,823,300	9.5
Internet Fund IV Pte. Ltd.(7)	278,542,700	5.6

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83

Notes:
*
Aggregate number of shares account for less than one percent of our total ordinary shares outstanding as of the date of this prospectus.

**
Except as indicated otherwise below, the business address of our directors and executive officers is 7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road, Minhang District, Shanghai, 201106, People’s Republic of China. The business address of Ms. Na Li is 5908, Block B, World Towers, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Pengfei Wang is Tiger Global Hong Kong Limited, 4309-10, International Finance Centre II, 8 Finance Street, Central, Hong Kong. The business address of Ms. Xiaoyi Wu is Room 1205, 95 Beijing West Road, Huangpu District, Shanghai, People’s Republic of China. The business address of Ms. Zhen Xuekun is 701 Jinhui Building, Chaoyang District, Beijing, People’s Republic of China.

(1)
Represents 890,677,378 ordinary shares directly held by Phoenix ZKH Limited, a British Virgin Islands company wholly owned by Loong ZKH Limited. Loong ZKH Limited is a private company established under the laws of British Virgin Islands and is wholly owned by Mr Chen. The registered address of Loong ZKH Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Torlola VG1110, British Virgin Islands.

(2)
Represents 50,000,000 ordinary shares directly held by June Rain Max Limited, a British Virgin Islands company wholly owned by June Rain Limited. June Rain Limited is a private company established under the law of British Virgin Islands and is wholly owned by Mr. Li. The registered address of June Rain Max Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG1110, British Virgin Islands.

(3)
Represents 57,541,800 Series Seed preferred shares directly held by YIII Limited, a British Virgin Islands company wholly owned by Ms. Wu. The registered address of YIII Limited is Craigmuir Chambers, P.O.Box 71, Road Town, Tortola, VG1110, British Virgin Islands.

(4)
Represents (i) 467,830,000 series B preferred shares, 44,560,000 series B+ preferred shares, 137,991,600 series C-1 preferred shares, and 56,547,200 series D-1 preferred shares, held by Shanghai Xiuying Business Management Consulting Partnership, L.P., a PRC limited partnership and (ii) 49,906,500 series D-1 preferred shares and 29,194,100 series E preferred shares held by Eastern Bell International XIII Limited, a Hong Kong limited company. The general partner of Shanghai Xiuying Business Management Consulting Partnership, L.P. is Jiaxing Dingxiao Venture Capital Partnership, L.P., whose general partner is Eastern Bell Venture Capital Management Co., Ltd., which is ultimately controlled by Yan Li. Eastern Bell International XIII Limited is wholly owned by Eastern Bell Capital Fund I, L.P., whose general partner is Eastern Bell Capital Limited. Eastern Bell Capital Limited is wholly owned by Yan Capital Limited, NEW COSMOS HOLDINGS LIMITED and ZYC Capital Limited, each of which is ultimately controlled by Li Yan, Sheung Man Lau and Yingchun Zhu. The business address of Shanghai Xiuying Business Management Consulting Partnership, L.P. is 40th Floor, SK Building, No.149 Youcheng Road, Shanghai, People’s Republic of China. The business address of Eastern Bell Capital Fund I, L.P. is 40th Floor, SK Building, No.149 Youcheng Road, Shanghai, People’s Republic of China. All the preferred shares held by Shanghai Xiuying Business Management Consulting Partnership, L.P. and Eastern Bell International XIII Limited will be automatically re-designated as ordinary shares immediately prior to the completion of this offering.

(5)
Represents (i) 164,391,000 Series B+ preferred shares held by Gongqingcheng Yuanxi Investment Management Partnership (LLP), a PRC limited partnership, (ii) 142,484,900 Series C-1 preferred shares and 73,054,100 Series D-1 preferred shares held by YSC Investment II (BVI) Ltd., a British Virgin Islands limited company, and (iii) 30,383,400 Series A preferred shares, 41,580,000 Series A+ preferred shares, 50,959,000 Series B+ preferred shares and 58,388,200 Series E preferred shares held by YSC Investment III (BVI) Limited, a British Virgin Islands limited company. The general partner of Gongqingcheng Yuanxi Investment Management Partnership (LLP) is Gongqingcheng Yuande Investment Management Partnership (LLP), who is managed by Gongqingcheng Yuansheng Investment Management Company Limited. Each of Mrs. Honghong Peng and Mr. Xueqin Peng holds 50% equity interest in Gongqingcheng Yuansheng Investment Management Company Limited. YSC Investment II (BVI) Ltd. is wholly owned by Genesis Capital I LP, whose general partner is Genesis Capital Ltd. YSC Investment III (BVI) Limited is wholly owned by Genesis Capital II LP, whose general partner is Genesis Capital II Ltd. Both Genesis Capital Ltd. and Genesis Capital II Ltd. are wholly-owned by Yuan Capital Ltd, who is wholly-owned by Mr. Zhijian Peng. The business address of Gongqingcheng Yuanxi Investment Management Partnership (LLP) is 405-123 Private Equity Fund Park, Gongqing City, Jiujiang, Jiangxi Province, People’s Republic of China. The business address of YSC Investment II (BVI) Ltd. is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The business address of YSC Investment III (BVI) Limited is Coastal Building, Wickham’s Cay II, P O Box 2221, Road Town, Tortola, British Virgin Islands. All the preferred shares held by Gongqingcheng Yuanxi Investment Management Partnership (LLP), YSC Investment II (BVI) Ltd. and YSC Investment III (BVI) Limited will be automatically re-designated as ordinary shares immediately prior to the completion of this offering.

(6)
Represents 394,882,600 Series D preferred shares and 74,940,700 Series E preferred shares held by Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong, and a direct wholly-owned subsidiary of Tencent Holdings. Limited, a Hong Kong listed company (HK: 0700). The business address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queens Road East, Wanchai, Hong Kong. All the preferred shares held by Tencent Mobility Limited will be automatically re-designated as ordinary shares immediately prior to the completion of this offering.

(7)
Represents 249,348,600 Series C-1 preferred shares and 29,194,100 Series E preferred shares held by Internet Fund IV Pte. Ltd., a private company limited by shares established in Singapore. Tiger Global Management, LLC. is the investment advisor of Internet Fund IV Pte. Ltd., and is controlled by Charles P. Coleman III and Scott L. Shleifer. The business address of Internet Fund IV Pte. Ltd. is 8 Temasek Boulevard, #3202 Suntec Tower Three, Singapore 038988. All the preferred shares held by Internet Fund IV Pte. Ltd. will be automatically re-designated as ordinary shares immediately prior to the completion of this offering.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
As of the date of this prospectus, none of our shares is held by record holders in the United States.
None of our shareholders has informed us that it is affiliated with a FINRA member.
As of the date of this prospectus, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our Company.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
RELATED PARTY TRANSACTIONS
Shareholders Agreement
See “Description of Share Capital—History of Securities Issuances.”
Employment Agreements and Indemnification Agreements
See “Management—Employment Agreements and Indemnification Agreements.”
Share Incentive Plan
See “Management—Share Incentive Plan.”

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.
As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000,000 shares with a par value of US$0.0000001 each, comprising of 496,195,831,500 ordinary shares, 57,541,800 Series Seed preferred shares, 58,480,000 Series A preferred shares, 84,480,000 Series A+ preferred shares, 734,209,000 Series B preferred shares, 277,730,000 Series B+ preferred shares, 604,820,600 Series C-1 preferred shares, 372,859,000 Series C-2 preferred shares, 705,523,600 Series D-1 preferred shares, 105,302,000 Series D-2 preferred shares, and 803,222,500 Series E preferred shares.
As of the date of this prospectus, 1,161,080,000 ordinary shares, 57,541,800 Series Seed preferred shares, 58,480,000 Series A preferred shares, 84,480,000 Series A+ preferred shares, 734,209,000 Series B preferred shares, 277,730,000 Series B+ preferred shares, 604,820,600 Series C-1 preferred shares, 372,859,000 Series C-2 preferred shares, 705,523,600 Series D-1 preferred shares, 105,302,000 Series D-2 preferred shares, 803,222,500 Series E preferred shares are issued and outstanding. All of our issued and outstanding shares are duly authorized, validly issued and fully paid.
Immediately prior to the completion of this offering, our authorized share capital will be changed into US$      divided into                 shares comprising of (i)           ordinary shares of a par value of US$0.0000001 each, and (ii)                 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into, and/or re-designated and re-classified, as ordinary shares on a [one-for-one] basis. Following such conversion and/or re-designation, we will have           ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.
[Our Post-Offering Memorandum and Articles of Association]
We will adopt a [third] amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company.  Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.
Ordinary Shares.  Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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Voting Rights.  Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, sub-divide or consolidate all or any of our company’s share capital by ordinary resolution.
General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least [seven] days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than [one-third] of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate [not less than one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares.  Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
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the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of ordinary shares;

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the instrument of transfer is properly stamped, if required;

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in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

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a fee of such maximum sum as [the New York Stock Exchange/Nasdaq Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of [the New York Stock Exchange/Nasdaq Global Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of our share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of our share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.  If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of [all]/[a majority of] the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares.  Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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the designation of the series;

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the number of shares of the series;

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the dividend rights, dividend rates, conversion rights, voting rights; and

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the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions.  Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
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authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

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limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.   We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue negotiable or bearer shares or shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]
Differences in Corporate Law
The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are

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significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.  In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.  Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.  Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than [one-third] of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.  Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for

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it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.  Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Transactions with Interested Shareholders.  The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares.  Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of

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issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of [all]/[a majority of] the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Amendment of Governing Documents.  Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our post-offering memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
History of Securities Issuances
The following is a summary of our securities issuances in the past three years.
Ordinary Shares
As a part of the Restructuring, in April 2021, we issued 94,999 ordinary shares to Phoenix ZKH Limited; further, in December 2021, we issued (i) 890,582,378 ordinary shares to Phoenix ZKH Limited, (ii) 50,000,000 ordinary shares to June Rain Max Limited, (iii) 187,927,002 ordinary shares to ZKHer Wing Limited, (iv) 20,000,000 ordinary shares to SKY E&S Limited, (v) 4,158,540 ordinary shares to Roger Yang Limited, (vi) 4,158,540 ordinary shares to Young Bie Limited, and (vii) 4,158,540 ordinary shares to GSC ZKH Limited, in the form of share distribution.
Preferred Shares
ZKH Industrial Supply has completed several series of financings, and following is a summary of the preferred shares issued within the past three years. In June 2019, ZKH Industrial Supply sold 705,523,600 series D-1 preferred shares to a group of investors, including Tecent Mobility Limited and YSC Investment II (BVI) Ltd., for an aggregate of US$134,000,000. In June 2019, ZKH Industrial Supply sold 105,302,000 series D-2 preferred shares to Skycus China Fund, L.P., for an aggregate of US$20,000,000. In October 2020, ZKH Industrial Supply sold 803,222,500 Series E preferred shares to a group of investors including YF Hephaestus (HK) Limited, EverestLu Holding Limited and YSC Investment III (BVI) Limited, for an aggregate of US$275,130,000.
In December 2021, as a part of the Restructuring, each existing investor of ZKH Industrial Supply entered into a capital reduction agreement with ZKH Industrial Supply, pursuant to which such investor shall exit from ZKH Industrial Supply by way of capital reduction and will receive refund (“Refund”) for its original investment, except for natural person investors. Refund to PRC investors will equal to its original investment in ZKH Industrial Supply. Refund to foreign investors will be RMB equivalent of its original investment calculated based on the agreed exchange rate. In the same month, ZKH Group Limited entered into a preferred share purchase agreement with the then existing investors of ZKH Industrial Supply, pursuant to which, we made following share issuance for an aggregate consideration of RMB4.2 billion: (i) 57,541,800 Series Seed preferred shares to YIII Limited, (ii) 58,480,000 Series A preferred shares to a group of investors, including YSC Investment III (BVI) Limited, (iii) 84,480,000 Series A+ preferred shares to a group of investors, including YSC Investment III (BVI)

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Limited, (iv) 734,209,000 Series B preferred shares to a group of investors, including Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership), (v) 277,730,000 Series B+ preferred shares to a group of investors, including Gongqingcheng Yuanxi Investment Management Partnership (Limited Partnership), (vi) 604,820,600 Series C-1 preferred shares to a group of investors, including Internet Fund IV Pte. Ltd., (vii) 372,859,000 Series C-2 preferred shares to a group of investors, including Alliance Force Limited, (viii) 705,523,600 Series D-1 preferred shares to a group of investors, including Tencent Mobility Limited, (ix) 105,302,000 Series D-2 preferred shares to Skycus China Fund, L.P. and (x) 803,222,500 Series E preferred shares to a group of investors, including YF Hephaestus (HK) Limited. Pursuant to the preferred share purchase agreement, each investor shall pay us the same amount of Refund it received as consideration for our issuance of these shares.
Convertible Promissory Notes
In January 2022, we entered into a Series F convertible note subscription agreement with investors (“Series F Convertible Investors”) to issue Series F Convertible Notes with simple interest at 8% per annum, maturing ten months after the issuance date, considerations of which were fully paid in February 2022. The Series F Convertible Notes may be optionally or automatically converted into the series F convertible preferred shares of the Company (“Series F Preferred Shares”) at the then effective conversion price, upon completion of the Restructuring prior to the Maturity Date, or immediately prior to the consummation of this offering, or optional converted into Series F Preferred Shares any time on or after the Maturity Date.
The Series F Convertible Notes may be convertible into 392,013,413 Series F Preferred Shares. All the Series F Preferred Shares will be automatically re-designated as ordinary shares immediately prior to the completion of this offering.
Grant of Options
As of the date of this prospectus, awards to purchase 185,997,651 ordinary shares of ZKH Industrial Supply under the 2017 Plan have been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. See “Management — Share Incentive Plan.”
Shareholders Agreement
We entered into a shareholders agreement with our shareholders in February 2022. The shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, preemptive right, right of first refusal and co-sale rights, drag-along rights and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights will automatically terminate upon the completion of this offering. For the complete text of the shareholders agreement, please see the copy filed as an exhibit to the registration statement filed with the SEC of which this prospectus is a part.
Registration Rights
We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the fifth amended and restated shareholders agreement.
Demand Registration Rights.   At any time following six months after the closing of our initial public offering, holders of 20% or more of the voting power of the then outstanding registrable securities may request in writing that we effect a registration of registrable securities. We are obligated to consummate no more than a total of three demand registrations, provided that if the registrable securities sought to be included in the registration pursuant the demand registration rights are not fully included in the registration for any reason other than solely due to the action or inaction of the holders of registrable securities including registrable securities in such registration, such registration shall not be deemed to constitute one demand registration. We have a right to defer filing of a registration statement for a period of not more than 60 days, if we furnish a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us or our members

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for a registration statement to be filed in the near future, but we cannot utilize this right for more than once during any 12 month period. In no event shall we be required to effect more than one demand registration within any six-month period.
Form F-3 or Form S-3 Registration Rights.   If we qualify for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), holders of 20% or more of the voting power of the then outstanding registrable securities may request in writing that we file a registration statement on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States). We have a right to defer filing of a registration statement for a period of not more than 60 days, if we furnish a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us or our members for a registration statement to be filed in the near future, but we cannot utilize this right for more than once during any six month period. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$2 million, or (ii) we have already effected a registration in the six month period preceding the date of the request.
Piggyback Registration Rights.   If we propose to register for our own account any of our equity securities in connection with the public offering of such securities, or for the account of any holder of equity securities any of such holder’s equity securities, we shall promptly give each holder of registrable securities written notice of such registration, and upon the written request of any holder of registrable securities given within 15 days after delivery of such notice, we shall use our reasonable best efforts to include in such registration statement all or any registrable securities thereby requested to be registered by such holder.
Expenses of Registration.   We will bear all registration expenses, other than the underwriting discounts and selling commissions, in connection with registrations, filings or qualifications pursuant to the shareholders agreement.
Termination of Registration Rights.   The registration rights set forth above will terminate upon the earlier of (i) the date that is five years from the date of closing of this offering, and (ii) with respect to any holder, the date on which such holder may sell without registration, all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES
[American Depositary Receipts
                 , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in           ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary that they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.
The depositary’s office is located at                 .
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.
The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart.
Share Dividends and Other Distributions
How will I receive dividends and other distributions on the shares underlying my ADSs?
We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:
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Cash.   The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring

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foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
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Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

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sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

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if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

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We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancellation
How does the depositary issue ADSs?
The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with

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such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.
Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                 , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.
The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.” Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
How do ADR holders cancel an ADS and obtain deposited securities?
When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
The depositary may only restrict the withdrawal of deposited securities in connection with:
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temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

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the payment of fees, taxes and similar charges; or

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compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):
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to receive any distribution on or in respect of shares,

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to give instructions for the exercise of voting rights at a meeting of holders of shares,

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to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights
How do I vote?
If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs.

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As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
Under our post offering memorandum and articles of association, the depositary would be able to provide us with voting instructions without having to personally attend meetings in person, by means of it delivering an instrument of proxy. Such voting instructions may be provided to us by means of the depositary delivering an instrument of proxy via facsimile, email, mail, courier or other recognized form of delivery, and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our post offering memorandum and articles of association, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.
There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and Other Communications
Will ADR holders be able to view our reports?
The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

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Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.
Fees and Expenses
What fees and expenses will I be responsible for paying?
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:
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a fee of US$      per ADR or ADRs for transfers of certificated or direct registration ADRs;

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a fee of up to US$      per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to US$      per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

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stock transfer or other taxes and other governmental charges;

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cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.
Payment of Taxes
ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
Reclassifications, Recapitalizations and Mergers
If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions

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not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:
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amend the form of ADR;

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distribute additional or amended ADRs;

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distribute cash, securities or other property it has received in connection with such actions;

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sell any securities or property received and distribute the proceeds as cash; or

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none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.
How may the deposit agreement be terminated?
The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, that if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Limitations on Obligations and Liability to ADS Holders
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:
•
payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•
the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and the terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•
compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.
The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:
•
any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•
it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•
it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•
it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•
it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation laws, rules, regulations, administrative or judicial process, or banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of           . The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.
Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.
Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.
In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).
The depositary may own and deal in any class of our securities and in ADSs.
Disclosure of Interest in ADSs
To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.
Books of Depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.
The depositary will maintain facilities for the delivery and receipt of ADRs.
Appointment
In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:
•
be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•
appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law
The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, we will have           ADSs outstanding, representing           ordinary shares or,    % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.
Lock-up Agreements
We[, our directors and executive officers, our existing shareholders] have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.
The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”
Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.
Rule 144
All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:
•
1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal                 ordinary shares immediately after this offering; or

•
the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the [New York Stock Exchange/Nasdaq Global Market], during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
TAXATION
The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC counsel.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.
We believe that ZKH Group Limited is not a PRC resident enterprise for PRC tax purposes. ZKH Group Limited is a company incorporated outside of the PRC. ZKH Group Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that ZKH Group Limited meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
If the PRC tax authorities determine that ZKH Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of ZKH Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ZKH Group Limited is treated as a PRC resident enterprise.
Provided that our Cayman Islands holding company, ZKH Group Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
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banks and other financial institutions;

•
insurance companies;

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pension plans;

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cooperatives;

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regulated investment companies;

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real estate investment trusts;

•
broker-dealers;

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
•
traders that elect to use a mark-to-market method of accounting;

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certain former U.S. citizens or long-term residents;

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tax-exempt entities (including private foundations);

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holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

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investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

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investors that have a functional currency other than the U.S. dollar;

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persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

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partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

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an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.
For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Dividends
Subject to the discussion below entitled “Passive Foreign Investment Company Rules”, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which we intend to apply to list on the [NYSE/Nasdaq], will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.
In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “— People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.
Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.
Passive Foreign Investment Company Rules
A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Based upon our current and projected income and assets, taking into account the expected cash proceeds from this offering and the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:
•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the [NYSE/Nasdaq], which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we[ and the selling shareholders] have agreed to sell to them, severally, the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and China Renaissance Securities (Hong Kong) Limited are acting as the representatives of the underwriters.
Underwriter	Number of ADSs
Goldman Sachs (Asia) L.L.C.
China Renaissance Securities (Hong Kong) Limited
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us[ and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than those ADSs covered by the option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$     per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may from time to time be varied by the underwriters.
Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc.
The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road Central, Hong Kong. The address of China Renaissance Securities (Hong Kong) Limited is Units 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.
Option to Purchase Additional ADSs
We[and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of      additional ADSs from us [and      additional ADSs from the selling shareholders] at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.
Commissions and Expenses
The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us [and the selling shareholders]. These amounts are

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional      ADSs.
Total
	Per ADSs	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:	US$	US$	US$
Us	US$	US$	US$
[The selling shareholders]	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
[Proceeds, before expenses, to selling shareholders]	US$	US$	US$
We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately US$    .
Lock-up Agreements
[We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) submit or file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.]
[Our directors, officers, existing shareholders[, including the selling shareholders], and option holders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.]
In addition, we and each such person have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs. Further, through a letter agreement, we will instruct    , as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.
The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
[New York Stock Exchange/Nasdaq Global Market] Listing
We have applied to list our ADSs on [The New York Stock Exchange/The Nasdaq Global Market] under the symbol “    ”.
Stabilization, Short Positions and Penalty Bids
In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the [New York Stock Exchange/NASDAQ Global Market], the over-the-counter market or otherwise.
Electronic Distribution
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or one or more securities dealers, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
Discretionary Sales
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.
Indemnification
We[ and the selling shareholders] have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Pricing of the Offering
Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.
Relationships
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and for persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. These investments and securities activities may involve securities and/or instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas  and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.
[Directed ADS Program]
[At our request, the underwriters have reserved up to    % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale, at the initial public offering price, to some of our directors, officers, existing shareholders, employees, and business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]
Selling Restrictions
No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Bermuda
The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
British Virgin Islands
The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.
The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Canada
The ADSs may be sold only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.
Dubai International Financial Center
This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Hong Kong
The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32 , Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Indonesia
This prospectus does not, and is not intended to, constitute a prospectus for a public offering of securities and this offering does not, and is not intended to, constitute a public offering of securities under Law Number 8 of 1995 regarding Capital Market and its implementing regulations. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.
Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.
Japan
The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, have not been, directly or indirectly, offered or sold and will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Person, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and the other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Korea
The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
PRC
This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than
•
to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

•
to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
(i)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

South Africa
Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:
i.
the offer, transfer, sale, renunciation or delivery is to:

(a)
persons whose ordinary business is to deal in securities, as principal or agent;

(b)
the South African Public Investment Corporation;

(c)
persons or entities regulated by the Reserve Bank of South Africa;

(d)
authorized financial service providers under South African law;

(e)
financial institutions recognized as such under South African law;

(f)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)
any combination of the person in (a) to (f); or

ii.
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.
Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs are not subject to the supervision by, any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.
Taiwan
The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.
United Arab Emirates
The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.
United Kingdom
In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression UK “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
EXPENSES RELATED TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.
SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	US$

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Commerce & Finance Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
EXPERTS
The financial statements of as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.
Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.
All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH Group Limited

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
The restructuring described in Note 1(b) to the consolidated financial statements has not been completed. It is expected to be completed in the third quarter of 2022. Once a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America that reflects the restructuring are issued, we will be in a position to furnish the following report.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
May 31, 2022
“Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ZKH Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of ZKH Group Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Allowance for Credit Losses on Accounts Receivable
As described in Notes 2(j), 2(l), and 5 to the consolidated financial statements, the gross amount of accounts receivable as of December 31, 2021 was RMB2,847 million, against which an allowance for credit losses of RMB 85 million was provided. The allowance for credit losses was determined by management using the current expected credit loss models. Management estimated the allowance by segmenting accounts receivables into groups based on their shared credit risk characteristics and the ages of the underlying receivables, and determined an expected loss rate for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data, including current and future economic conditions.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are the significant judgment made by management in estimating the allowance for credit loss. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for credit losses. These procedures also included, among others, (i) evaluating the appropriateness of the models and methodology used in management’s credit loss estimates; (ii) testing the completeness, accuracy and relevance of underlying data used in the models, including the historical collections data of the customers; and (iii) evaluating the reasonableness of significant judgments and assumptions used by management, relating to default rates, lifetime for debt recovery and current and future economic conditions. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the models, methodology and management’s significant judgments.
Recognition of share-based compensation expenses
As described in Notes 2(z) and 21 to the consolidated financial statements, the Company granted restricted shares under the share incentive plan on December 30, 2021. The share-based compensation expenses related to the restricted shares amounted to RMB 135 million for the year ended December 31, 2021. The restricted shares were all vested immediately at the grant date. The restricted shares granted were measured at fair value at the grant date and the share-based compensation expenses were recognized immediately at the grant date. Management applied significant judgment in determining the fair value of restricted share at the grant date given that the ordinary shares underlying the awards were not publicly traded at the time of grant. Fair value of the ordinary shares was determined and allocated using the income approach and equity allocation model, each of which requires complex and subjective judgments regarding the expected revenue growth rates, operating profit margins, discount rates, terminal growth rates, a discount for lack of marketability (“DLOM”) and probability of the three scenarios assumed under the equity allocation model, namely: (i) the liquidation scenario, (ii) the redemption scenario, and (iii) the mandatory conversion scenario.
The principal considerations for our determination that performing procedures relating to the recognition of share-based compensation expenses is a critical audit matter are the significant judgment by management in (i) selection and application of valuation methods in estimating fair value of restricted shares at grant dates; and (ii) the significant assumptions and estimates used in determination of the fair value of the restricted shares, related to the expected revenue growth rates, operating profit margins, discount rates, terminal growth rates, DLOM and probability of the three scenarios assumed under the equity allocation model, all of which in turn led to a high degree of auditor judgment, subjectivity and effort in performing our audit procedures to evaluate whether transactions were appropriately accounted for by management. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) assessing the appropriateness of the valuation models used in determining the fair value of the restricted shares; and (ii) testing the completeness, accuracy and relevance of underlying data used in the income approach; (iii) evaluating the reasonableness of the significant assumptions and estimates applied, related to the expected revenue growth rates, operating profit margins, discount rates, terminal growth rates, DLOM and probability of the three scenarios assumed under the equity allocation model by considering the past performance of the Company, economic and industry forecasts, and external market and industry data of comparable companies. Professionals with specialized skill and knowledge were also used to assist in evaluating of the Company’s valuation methods and certain significant assumptions related to discount rates and DLOM.
Shenzhen, the People’s Republic of China
We have served as the Company’s auditor since 2021.”

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
	As of December 31,
	2020	2021
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	1,961,318	537,998
Restricted cash	476,813	588,922
Short-term investments	70,062	—
Accounts receivable, net	1,661,356	2,762,003
Notes receivable	293,181	396,461
Inventories	448,011	762,938
Prepayments and other current assets	171,417	230,079
Total current assets	5,082,158	5,278,401
Non-current assets:
Property and equipment, net	113,906	208,568
Operating lease right-of-use assets, net	329,735	401,175
Intangible assets, net	16,406	21,306
Goodwill	30,807	30,807
Total non-current assets	490,854	661,856
Total assets	5,573,012	5,940,257
Liabilities
Current liabilities:
Short-term borrowings	69,800	264,170
Current portion of long-term borrowings	6,042	—
Accounts and notes payable	1,523,442	2,446,322
Operating lease liabilities	96,241	130,370
Advance from customers	18,782	30,112
Accrued expenses and other current liabilities	358,331	519,152
Total current liabilities	2,072,638	3,390,126
Non-current liabilities:
Non-current operating lease liabilities	240,351	271,952
Other non-current liabilities	4,180	1,218
Total non-current liabilities	244,531	273,170
Total liabilities	2,317,169	3,663,296
Commitments and contingencies (Note 23)

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021 (Continued)
(All amounts in thousands, except for share and per share data)
	As of December 31,
	2020	2021
	RMB	RMB
Mezzanine equity:
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.0000001 par value; 58,480,000 shares authorized, and 58,480,000 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB26,474 and RMB26,703 as of December 31, 2020 and 2021, respectively)	26,474	26,703
Series A+ convertible redeemable preferred shares (“Series A+ Preferred Shares”) (US$0.0000001 par value; 84,480,000 shares authorized, and 84,480,000 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB39,203 and RMB39,901 as of December 31, 2020 and 2021, respectively)	39,203	39,901
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0000001 par value; 734,209,000 shares authorized, and 734,209,000 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB372,841 and RMB381,310 as of December 31, 2020 and 2021)	372,841	381,310
Series B+ convertible redeemable preferred shares (“Series B+ Preferred Shares”) (US$0.0000001 par value; 277,730,000 shares authorized, and 277,730,000 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB217,509 and RMB228,493 as of December 31, 2020 and 2021, respectively)	217,509	228,493
Series C1 convertible redeemable preferred shares (“Series C1 Preferred Shares”) (US$0.0000001 par value; 604,820,600 shares authorized, and 604,820,600 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB659,284 and RMB702,521 as of December 31, 2020 and 2021, respectively)	659,284	702,521
Series C2 convertible redeemable preferred shares (“Series C2 Preferred Shares”) (US$0.0000001 par value; 372,859,000 shares authorized, and 372,859,000 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB403,400 and RMB430,041 as of December 31, 2020 and 2021, respectively)	403,400	430,041
Series D1 convertible redeemable preferred shares (“Series D1 Preferred Shares”) (US$0.0000001 par value; 705,523,600 shares authorized, and 705,523,600 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB1,023,910 and 1,105,823 as of December 31, 2020 and 2021, respectively)	1,023,910	1,105,823
Series D2 convertible redeemable preferred shares (“Series D2 Preferred Shares”) (US$0.0000001 par value; 105,302,000 shares authorized, and 105,302,000 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB156,221 and RMB168,717 as of December 31, 2020 and 2021, respectively)	156,221	168,717

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021 (Continued)
(All amounts in thousands, except for share and per share data)
	As of December 31,
	2020	2021
	RMB	RMB
Series E convertible redeemable preferred shares (“Series E Preferred Shares”) (US$0.0000001 par value; 803,222,500 shares authorized, and 803,222,500 shares issued and outstanding as of December 31, 2020 and 2021; redemption value of RMB1,813,350 and RMB1,958,419 as of December 31, 2020 and 2021, respectively)	1,813,350	1,958,419
Redeemable non-controlling interests	8,443	1,005
Total mezzanine equity	4,720,635	5,042,933
ZKH Group Limited shareholders’ deficit:
Ordinary shares (USD0.0000001 par value; 496,153,373,300 and 496,253,373,300 shares authorized; 1,118,621,800 and 1,218,621,800 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1
Additional paid-in capital	—	—
Statutory reserves	5,278	5,278
Accumulated other comprehensive loss	(440)	(930)
Accumulated deficit	(1,473,424)	(2,774,226)
Total ZKH Group Limited shareholders’ deficit	(1,468,585)	(2,769,877)
Non-controlling interests	3,793	3,905
Total shareholders’ deficit	(1,464,792)	(2,765,972)
Total liabilities, mezzanine equity and shareholders’ deficit	5,573,012	5,940,257

The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
	As of December 31,
	2020	2021
	RMB	RMB
Net revenues
Net product revenues	4,619,937	7,500,036
Net service revenues	40,812	116,692
Other revenues	25,619	37,863
Total net revenues	4,686,368	7,654,591
Cost of revenues	(4,006,098)	(6,614,836)
Operating expenses
Fulfillment	(236,882)	(444,510)
Sales and marketing	(344,767)	(689,637)
Research and development	(149,593)	(256,421)
General and administrative	(348,839)	(759,627)
Loss from operations	(399,811)	(1,110,440)
Interest and investment income	6,137	28,277
Interest expense	(4,057)	(10,593)
Others, net	2,497	(1,156)
Loss before income tax	(395,234)	(1,093,912)
Income tax expenses	(1,914)	(200)
Net loss	(397,148)	(1,094,112)
Less: net income attributable to non-controlling interests	245	112
Less: net income attributable to redeemable non-controlling interests	4,338	28,260
Net loss attributable to ZKH Group Limited	(401,731)	(1,122,484)
Accretion on preferred shares to redemption value	(184,460)	(329,737)
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(586,191)	(1,452,221)

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
	Year ended December 31,
	2020	2021
	RMB	RMB
Net loss	(397,148)	(1,094,112)
Other comprehensive loss:
Foreign currency translation adjustments	(382)	(490)
Total comprehensive loss	(397,530)	(1,094,602)
Less: comprehensive income attributable to non-controlling interests	245	112
Less: comprehensive income attributable to redeemable non-controlling interests	4,338	28,260
Comprehensive loss attributable to ZKH Group Limited	(402,113)	(1,122,974)
Accretion on Preferred Shares to redemption value	(184,460)	(329,737)
Total comprehensive loss attributable to ZKH Group Limited’s ordinary shareholders	(586,573)	(1,452,711)
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.52)	(1.20)
Weighted average number of shares
Basic and diluted	1,132,337,753	1,213,878,050
The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non- controlling interests	Total Shareholders’ Deficit
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	1,118,621,800	1	—	5,278	(58)	(940,171)	1,548	(933,402)
Net (loss)/income	—	—	—	—	—	(397,393)	245	(397,148)
Foreign currency translation adjustments	—	—	—	—	(382)	—	—	(382)
Share-based compensation and vesting of share-based awards	—	—	52,938	—	—	—	—	52,938
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	2,000	2,000
Accretion on convertible redeemable preferred shares to redemption value	—	—	(52,938)	—	—	(131,522)	—	(184,460)
Accretion of redeemable non-controlling interests	—	—	—	—	—	(4,338)	—	(4,338)
Balance as of December 31, 2020	1,118,621,800	1	—	5,278	(440)	(1,473,424)	3,793	(1,464,792)
Net (loss)/income	—	—	—	—	—	(1,094,224)	112	(1,094,112)
Foreign currency translation adjustments	—	—	—	—	(490)	—	—	(490)
Share-based compensation and vesting of share-based awards	100,000,000	—	151,419	—	—	—	—	151,419
Accretion on convertible redeemable preferred shares to redemption value	—	—	(151,419)	—	—	(178,318)	—	(329,737)
Accretion of redeemable non-controlling interests	—	—	—	—	—	(28,260)	—	(28,260)
Balance as of December 31,2021	1,218,621,800	1	—	5,278	(930)	(2,774,226)	3,905	(2,765,972)
The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
	Year ended December 31,
	2020	2021
	RMB	RMB
Cash flows from operating activities:
Net loss	(397,148)	(1,094,112)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	37,234	53,025
Share-based compensation expenses	91,987	183,349
Loss on disposals of property and equipment	639	432
Allowance for credit losses	10,657	31,476
Write-down of inventories	11,683	14,310
Investment income	(2,080)	(6,232)
Foreign exchange losses	7,030	8,205
Changes in operating assets and liabilities:
Accounts receivable	(565,564)	(1,127,262)
Notes receivable	(204,266)	(103,280)
Inventories	(66,463)	(329,237)
Prepayments and other current assets	(6,818)	(58,662)
Accounts and notes payable	1,011,613	922,880
Advance from customers	4,436	11,330
Operating lease right-of use assets	(79,287)	(71,440)
Accrued expenses and other liabilities	92,004	116,736
Operating lease liabilities	86,144	65,730
Net cash provided by/(used in) operating activities	31,801	(1,382,752)
Cash flows from investing activities:
Purchase of short-term investments	(265,000)	(1,480,018)
Maturity of short-term investments	304,684	1,548,882
Purchase of property and equipment	(56,837)	(145,200)
Purchase of intangible assets	(6,018)	(12,867)
Proceeds from sale of property and equipment and intangible assets	4,924	5,047
Cash paid for a business combination in previous years, net of cash acquired	(39,658)	(10,239)
Net cash used in investing activities	(57,905)	(94,395)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares	1,802,326	—
Capital injection from non-controlling interest shareholders	2,000	—
Proceeds from short-term borrowings	128,690	404,170
Repayment of short-term borrowings	(106,571)	(215,842)
Acquisition of the redeemable non-controlling interest	—	(13,697)
Net cash provided by financing activities	1,826,445	174,631
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(7,412)	(8,695)
Increase in cash, cash equivalents, and restricted cash	1,792,929	(1,311,211)
Cash, cash equivalents, and restricted cash at beginning of year	645,202	2,438,131
Cash, cash equivalents, and restricted cash at end of year	2,438,131	1,126,920
Supplemental cash flow information:
Cash payments for interest	(3,293)	(10,291)
Cash payments for income taxes	(10)	(1,224)
Supplemental information for non-cash financing activities:
Accretion of convertible redeemable preferred shares	(184,460)	(329,737)
The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
1. Organization and principal activities
(a)
Principal activities

ZKH Group Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 30, 2021 as an exempted company with limited liability. The Company and its subsidiaries are collectively referred to as the “Group”.
The Group is a maintenance, repair and operating (“MRO”) products trading and service platform (“Listing Business”). For the years ended December 31, 2020 and 2021, its primary operations are conducted in the People’s Republic of China (“PRC”).
(b)
History of the Group and Restructuring

Prior to the incorporation of the Company and the completion of the restructuring as described below, the Group commenced its operations through ZKH Industrial Supply (Shanghai) Co, Ltd. (“ZKH Industrial Supply”), founded by Mr. Long Chen (the “Founder”) in 1998, and subsequently obtained financing from various third party investors (collectively “Third Party Investors”) from 2015 through 2022.
In preparation for its initial public offering (“IPO”), the Group completed a restructuring (the “Restructuring”) in [-] 2022, which involved the following steps:
•
On April 30, 2021, the Company was established under the laws of the Cayman Islands as an exempted company with limited liability with 95,000 ordinary shares authorized at a par value of US$0.0000001 each.

•
On May 6, 2021, ZKH Holdings Limited was incorporated in British Virgin Islands (“BVI”) as a wholly owned subsidiary of the Company.

•
On May 20, 2021, ZKH Hong Kong Limited was incorporated in Hong Kong as a wholly owned subsidiary ZKH Holdings Limited.

•
On December 30, 2021, the Company issued 1,161,080,000 ordinary shares, 57,541,800 Series Seed Preferred Shares, 58,480,000 Series A Preferred Shares, 84,480,000 Series A+ Preferred Shares, 734,209,000 Series B Preferred Shares, 277,730,000 Series B+ Preferred Shares, 604,820,600 Series C1 Preferred Shares,372,859,000 Series C2 Preferred Shares, 705,523,600 Series D1 Preferred Shares, 105,302,000 Series D2 Preferred Shares and 803,222,500 Series E Preferred Shares in aggregate, to the existing shareholders of ZKH Industrial Supply, based on their respective equity interests and classes in ZKH Industrial Supply.

•
Through a series of restructuring steps pursuant to the restructuring agreements, on [June 30], 2022, ZKH Hong Kong Limited obtained 100% equity interests in ZKH Industrial Supply. Consequently, ZKH Industrial Supply became an indirect wholly owned subsidiary of the Company.

•
Cash considerations of all the restructuring steps are settled in [the third quarter of] 2022.

The equity interests held by the Founder and Third Party Investors in the Company after the Restructuring are the same as the equity interests held by them in ZKH Industrial Supply before the Restructuring.
Immediately prior to and after the Restructuring, the Listing Business was operated by ZKH Industrial Supply and its subsidiaries (collectively the “Operating Companies”). Pursuant to the

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
1. Organization and principal activities (Continued)
Restructuring, the Listing Business was transferred to and held by the Company through the Operating Companies. The Company has not been involved in any other business prior to the Restructuring and does not meet the definition of a business. The Restructuring is merely a restructuring of the Listing Business with no change in management and control of such business. Accordingly, the Group resulting from the Restructuring is regarded as a recapitalization of the Listing Business under the Operating Companies for the purpose of this financial information. The financial information of the Group has been prepared on a consolidated basis as if the Restructuring had occurred since the earliest presented in these financial statements and is presented using the carrying values of the assets, liabilities and operating results of the Listing Business under the Operating Companies for all periods presented.
Upon completion of the restructuring, the Company’s principal subsidiaries are as follows:
Name	Place of incorporation	Date of incorporation	Percentage of equity interest	Principal activities
Wholly owned subsidiaries
ZKH Industrial Supply	Shanghai, China	May 27, 1996	100%	Sale of MRO products
Shanghai Gongbangbang Industrial Tech Co., Ltd.	Shanghai, China	January 30, 2013	100%	Sale of MRO products
Shanghai Kunhe Supply Chain Management Co., Ltd.	Shanghai, China	March 6, 2018	100%	Logistics and Warehousing
Shenzhen Kuntong Smart Warehousing Technology Co., Ltd.(Kuntong)	Shenzhen, China	January 18, 2007	100%	Production and sale of intelligent warehousing equipments
2. Summary of significant accounting policies
(a)
Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
(b)
Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power: has the power to appoint or remove the majority of the members of the board of

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
(c)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, mezzanine equity and related disclosures of contingent liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates are used for, but not limited to, the valuation and recognition of share-based compensation arrangements, allowance for credit losses, lower of cost and net realizable value of inventories, assessment for impairment of long-lived assets, intangible assets and goodwill, provision for income tax and valuation allowance for deferred tax assets, fair value of ordinary shares and convertible redeemable preferred shares.
(d)
Segment reporting

The Group engages primarily in the business-to-business trading and services of industrial products through its platform.The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish expenses and related assets and liabilities between markets or segments for the purpose of internal reports. As the Group’s long-lived assets are all located in the PRC and substantially all the Group’s revenues are derived from the PRC, no geographical segments are presented.
(e)
Functional currency and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, BVI and Hong Kong is U.S. dollars (“US$”). The functional currency of all the other significant subsidiaries is RMB. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.
Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of comprehensive loss. Total exchange gains/(losses) were a loss of RMB7,030 and RMB8,205 for the years ended December 31, 2020 and 2021, respectively.
The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive (loss) gain in the consolidated statements of shareholders’ deficit.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
(f)
Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Financial assets and liabilities of the Group not measured at fair value mainly consist of cash and cash equivalents, restricted cash, account receivables, notes receivable, certain other current assets and certain accruals and other liabilities. As of December 31, 2020 and 2021, the carrying values of these financial instruments approximated their fair values due to their short-term maturity.
(g)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposit, time deposits with original maturities less than three months and cash placed with banks and third-part payment processor, which are unrestricted as to withdrawal or use.
(h)
Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee.
(i)
Short-term investments

Short-term investments consist primarily of investments in wealth management products and structured deposits issued by banks with maturities less than three months and time deposit placed

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
with bank with original maturities longer than three months but less than one year. These investments are stated at fair value. Changes in the fair value are reflected in interest and investment income, net in the consolidated statements of comprehensive loss.
(j)
Accounts receivable and allowance for credit losses

Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.
(k)
Notes receivable

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within half a year. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of RMB119,502 and RMB 326,147 were endorsed to suppliers for the years ended 31 December 2020 and 2021 respectively.
(l)
Current expected credit losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date, including accounts receivable and notes receivable, using current expected credit loss models based on historical experience adjusted for judgments about the effects of relevant observable data, including current and future economic conditions periodically.
The Group estimates the allowance for accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.
(m)
Inventories

Inventories, primarily consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership,

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive loss.
The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.
(n)
Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with 5% residual value based on the estimated useful lives of the various classes of assets, which range as follows:
Furniture and Office equipment	3 – 5 years
Machinery	5 – 10 years
Vehicles	3 – 5 years
Computer equipment	3 – 5 years
Leasehold improvement	shorter of remaining lease period and estimated useful life
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in other income, net in the consolidated statements of comprehensive loss.
(o)
Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. The estimated useful lives of intangible assets are as follows:
Trademarks	10 years
Patent right	3 years
Software	3 – 5 years
Customer relationship	10 years

(p)
Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration paid fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets. When the non-controlling interest is redeemable at the option of the holders, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net loss or income in the consolidated statements of comprehensive loss includes net income attributable to non-controlling interests and mezzanine equity holders when applicable. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.
(q)
Goodwill

Goodwill represents the excess of (i) the total of consideration paid fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group early adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. In accordance with this guidance, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the years ended December 31, 2020 and 2021.
(r)
Leases

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease.
The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. The amortization of the right-of-use asset is described as the difference between the straight-line lease expense and the accretion of interest on the lease liability each period.
(s)
Revenue recognition

Under ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.
The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues should be recognised, after deducting discounting and estimated cash rebates, as the Group does not receive a good or service that is distinct in exchange for discount or rebates granted to customers and be recorded net of value-added taxes.
Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the selling price of each separate unit.
Net product revenues
The Group recognizes the net product revenues from the product sales model on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. The Group recognizes revenue net of discounts and return allowances when the products are delivered to customers. Judgement is required to estimate return allowances. The Group reasonably estimates the possibility of sales return based on the historical experience. Based on management’s assessment, as of December 31, 2020 and 2021, liabilities for return allowances were insignificant.
Net service revenues
Under marketplace model, the Group charges commission fees to third-party merchants, where the Group generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party merchants to customers of the platform. Upon successful sales to customers of the platform, the Group charges the third-party merchants a fixed rate commission fee based on the sales amount. The net service revenues are recognized on a net basis at the point of delivery of products, net of return allowances. Accounts and notes receivable related to

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
the marketplace service amounts to RMB214,999 and RMB347,431 as of December 31, 2020 and 2021, respectively, which are billed to end customers on gross basis on behalf of the third-party merchants.
Other Revenues
The Group rents certain machinery and equipment as operating lease. Revenues resulting from operating lease are recognized over the contractual lease period on straight line basis.
The Group also provides testing and repairment services and warehousing and logistics services. Revenues resulting from these services are recognized when the Group rendered such services.
(t)
Advances from customers

Amounts recorded in the advance from customers account represent cash payments made upfront by the Group’s customers under each sales contract, related to unsatisfied performance obligation at the end of the period. The amounts in the advance from customers would be recognised as revenue when the revenue recognition criteria are met.
(u)
Cost of revenue

Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventories and the rebates from suppliers. The rebates we receive from suppliers are treated as a reduction in the purchase price and will be recorded as a reduction in cost of revenues when the product is sold. The cost of revenues does not include shipping and handling expenses, payroll and benefits of logistic staff or logistic centers rental expenses, therefore cost of revenues of the Group may not be comparable to other companies which include such expenses in their cost of revenues. Cost of revenues mainly represents that under the product sales model. Minimal cost of revenues was incurred under the marketplace model and other revenue for the years ended December 31, 2020 and 2021.
(v)
Fulfillment

Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s distribution centers and transit warehouses, including personnel cost and expenses attributable to receiving, inspecting and warehousing inventories, picking, packaging, preparing customer orders for shipment, and dispatching and delivering, (ii) lease expenses of distribution centers and transit warehouses, (iii) depreciation of vehicle and equipment, (iv) expenses charged by third-party couriers for dispatching and delivering the Group’s products.
Shipping cost included in fulfillment expenses amounted to RMB70,326 and RMB111,592 for the years ended December 31, 2020 and 2021, respectively.
(w)
Sales and marketing

Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, and advertising costs.
Advertising costs included in sales and marketing expenses are expensed as incurred, and amounted to RMB10,695 and RMB50,412 for the years ended December 31, 2020 and 2021, respectively.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
(x)
Research and development

Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining software technology platform, and technology infrastructure costs. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.
(y)
General and administrative

General and administrative expenses consist primarily of employee related expenses for product line and other general corporate functions,including administration, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, professional fee, rental and other general corporate related expenses.
(z)
Share-based compensation

The Group grants restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and directors under the share incentive plan. The Group accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. For all share-based awards granted with service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the graded vesting method, over the requisite service period. The Group adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expenses, when they occur.
Management applies significant judgment in determining the fair value of share-based awards at grant dates given that the ordinary shares underlying the awards were not publicly traded at the time of grant. Fair value of the ordinary shares was determined and allocated using the income approach and equity allocation model, each of which requires complex and subjective judgments regarding the expected revenue growth rates, operating profit margins, discount rates, terminal growth rates, a discount for lack of marketability (“DLOM”) and probability of the three scenarios assumed under the equity allocation model, namely: (i) the liquidation scenario, (ii) the redemption scenario, and (iii) the mandatory conversion scenario. The fair value of Share options is estimated on the grant date using the Binomial option-pricing model where management also applies judgment related to the expected volatility, risk-free interest rate, expected dividend yield, exercise multiple and expected post-vesting forfeiture rate. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.
In June 2018, the Group has granted 120,402,622 restricted shares to its senior management, which were all vested immediately at the grant date. The restricted shares were all subsequently subscribed by the employees at a subscription price of US$ 0.03 per share.
On December 30, 2021, the Group granted 100,000,000 restricted shares at nominal consideration under the share incentive plan, which were all vested immediately at the grant date. The restricted shares granted were measured at fair value at the grant date and the share-based compensation expenses were recognized immediately at the grant date.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
Share options:
Since 2018, the Group has granted options to certain employees with service condition only. Share options granted are subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter.
Share options with employee termination compensation:
In May 2020, ZKH Industrial Supply has granted liability-classified employee share options to certain employees with service condition only. Share options granted are subject to a nineteen-month vesting schedule, vesting on a monthly basis. Upon employee’s termination, for all or part of the portion of the Option that was vested, the employee shall have the right to request the Group to compensate in cash for an amount calculated based on number of months for the employee’s continuous service.
(aa)
Other employee benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension benefits, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses amounted to RMB100,568 and RMB291,839 for the years ended December 31, 2020 and 2021, respectively.
(bb)
Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.
(cc)
Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. Government grants included as other income in the consolidated statements of comprehensive loss amounted to RMB10,387 and RMB17,832 for the years ended December 31, 2020 and 2021, respectively.
(dd)
Statutory reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.
In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.
In addition, in accordance with the PRC Company Laws, the ‘Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under the PRC GAAP.
Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.
The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
2. Summary of significant accounting policies (Continued)
For the years ended December 31, 2020 and 2021, no profit appropriation to statutory reserves was made.
(ee)
Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares, considering the accretion on Preferred Shares to redemption value, deemed dividend due to extinguishment of Preferred Shares, deemed dividend due to modification of Preferred Shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the Preferred Shares using the if-converted method, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
(ff)
Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.
Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in legal proceedings, the Group, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.
Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.
(gg)
Recent accounting pronouncements

In November 2021, the FASB issued ASU 2021-10,Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update provides increased transparency of government assistance including the disclosure of the types of assistance an entity receives, an entity's method of accounting for government assistance and the effect of the assistance on an entity's financial statements. The guidance is effective for fiscal years beginning after December 15, 2021 and should be applied prospectively or retrospectively. Early adoption is permitted. The Group is

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
currently evaluating the impact of this accounting standard and does not expect a material impact on its consolidated financial statements or related disclosures.
3. Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2020 and 2021.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020 and 2021, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. Accounts receivable are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.
There was one customer accounted for 12% of accounts receivable as of December 31, 2020 and no individual customer accounted for more than 10% of accounts receivable as of December 31, 2021.
Currency convertibility risk
The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB and cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy its currency demands, the Group may not be able to pay dividends in foreign currencies and the Group’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.
4. Fair value measurement
As of December 31, 2020 and December 31, 2021, information about inputs into the fair value measurement of the Group’s assets and liabilities that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:
	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Short-term investments
Wealth management products	—	70,062	—	70,062
Total	—	70,062	—	70,062

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
4. Fair value measurement (Continued)
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.
Short-term investments
The Group values its wealth management products, structured deposits and time deposits with original maturities of longer than three months but less than one year using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The wealth management products and structured deposits usually have short original maturities of less than 1 year. For the years ended December 31, 2020 and 2021, gross unrealized gains of RMB62 and nil were recorded on short-term investments, respectively. As of December 31, 2021, the Group had no assets and liabilities that were measured at fair value on a recurring basis.
Other financial instruments
The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Short-term receivables and payables. Accounts receivable, prepayments and other current assets are financial assets with carrying values that approximate to fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and advance from customers, are financial liabilities with carrying values that approximate to fair value due to their short-term nature.
Short-term borrowings and current portion of long-term borrowings. The fair value of borrowings was determined using the present value of future cash flows based on the borrowing rates currently available for borrowings with similar terms and maturities. The carrying value of short-term borrowings and current portion of long-term borrowings approximated to fair value due to their short maturities as of December 31, 2020 and 2021.
5. Accounts receivable, net
Accounts receivable consist of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable	1,719,855	2,847,118
Allowance for credit losses	(58,499)	(85,115)
Accounts receivable, net	1,661,356	2,762,003
The movements in the allowance for credit losses are as follows:

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
5. Accounts receivable, net (Continued)
	Year ended December 31,
	2020	2021
	RMB	RMB
Balance at beginning of the year	49,412	58,499
Additions	10,657	31,476
Write-off	(1,570)	(4,860)
Balance at end of the year	58,499	85,115
6. Prepayments and other current assets
Prepayments and other current assets consist of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Prepayment	91,318	149,328
Other current assets	80,099	80,751
Total	171,417	230,079
Prepayments primarily consist of prepayments for products, marketing and consulting services provided by suppliers.
7. Property and equipment, net
Property and equipment consist of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Machinery	75,226	121,799
Leasehold improvement	50,552	85,920
Computer equipment	27,030	42,562
Furniture and office equipment	13,061	26,996
Vehicles	9,792	13,254
Construction in process	834	686
Total	176,495	291,217
Accumulated depreciation	(62,589)	(82,649)
Net book value	113,906	208,568
Depreciation expenses recognized for the years ended December 31, 2020 and 2021 were RMB32,490 and RMB46,638, respectively.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
8. Intangible assets, net
Intangible assets consist of the following:
	As of December 31, 2020
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	Year	RMB	RMB	RMB
Software	4.8	17,269	(7,628)	9,641
Customer relationship	10.0	7,770	(1,048)	6,722
Trademarks	10.0	326	(292)	34
Patent right	3.0	26	(17)	9
Total	6.4	25,391	(8,985)	16,406
	As of December 31, 2021
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	Year	RMB	RMB	RMB
Software	4.8	28,012	(12,708)	15,304
Customer relationship	10.0	7,770	(1,825)	5,945
Trademarks	9.3	380	(323)	57
Patent right	3.0	26	(26)	—
Total	5.9	36,188	(14,882)	21,306
Amortization expenses recognized for the years ended December 31, 2020 and 2021 were RMB4,744 and RMB6,387 respectively. No impairment charge was recognized for any of the periods presented.
As of December 31, 2021, amortization expenses related to the intangible assets for future periods are estimated to be as follows:
	Year ended December 31,
	2022	2023	2024	2025	2026 and thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	6,079	5,176	3,289	3,148	3,614	21,306
9. Leases
Operating leases of the Group mainly include offices, warehouse, vehicle and delivery and servicing center.
The components of lease expenses were as follows:

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
9. Leases (Continued)
	Year ended December 31,
	2020	2021
	RMB	RMB
Opearting lease expenses	101,556	148,234
Short-term lease expenses	375	1,615
Total	101,931	149,849
Short-term leases primarily represent the lease with a term of 12 months or less.
The operating lease expense and short-term lease expense were recognized in cost of revenues, fulfillment, sales and marketing, research and development and general and administrative expenses.
Supplemental cash flows information related to leases was as follows:
	As of December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	85,422	135,161
RoU assets obtained in exchanges for lease liabilities
RoU assets obtained in exchanges for new operating lease liabilities	159,431	214,305
A summary of supplemental information related to leases as of December 31, 2020 and 2021 is as follows:
	As of December 31,
	2020	2021
	RMB	RMB
Operating lease RoU assets, net	329,735	401,175

Operating Lease liabilities – current	96,241	130,370
Operating Lease liabilities – non-current	240,351	271,952
Total operating lease liabilities	336,592	402,322

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
9. Leases (Continued)
	As of December 31,
	2020	2021
Weighted average remaining lease term
Operating leases	3.84 years	3.11 years
Weighted average discount rate
Operating leases	4.70%	4.36%
A Summary of maturities of lease liabilities as of December 31, 2021 were as follows:
As of December 31,
2021
RMB
2022	152,385
2023	104,220
2024	75,992
2025	53,565
2026	18,972
Thereafter	58,652
Total undiscounted lease payments	463,786
Less: Interest	(61,464)
Present value of lease liabilities	402,322
As of December 31, 2021, the Group has no significant lease contract that has been entered into but not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
10. Borrowings
Borrowings consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Short-term bank borrowings	69,800	264,170
Current portion of long-term bank borrowings	6,042	—
As of December 31, 2020, the Group had one long-term bank borrowing with the interest rate of 4.60% per annum, with the maturity in 2021.
As of December 31, 2020, the Group maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB575,000. An aggregated

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
10. Borrowings (Continued)
amount of RMB150,231 has been drawn as of December 31, 2020 with expiration date ranging from February 2021 to May 2021. The interest rate on any outstanding utilized amount under these credit facilities is calculated ranging from Loan Prime Rate (“LPR”) to LPR minus 5 basis points. The borrowings are denominated in RMB.
As of December 31, 2021, the Group maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB922,455. An aggregated amount of RMB347,658 has been drawn as of December 31, 2021 with expiration date ranging from February 2022 to October 2022. The interest rate on any outstanding utilized amount under these credit facilities is calculated ranging LPR to LPR plus 20 basis points. As of December 31, 2021, the one-year LPR was 3.80%. The borrowings are denominated in RMB.
Certain of the Group’s banking facilities are subject to the fulfillment of covenants relating to certain financial position performance and results of the Group, as are commonly found in borrowing arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2020 and 2021, none of the covenants relating to drawn down facilities had been breached.
11. Accounts and notes payable
The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year.
	As of December 31,
	2020	2021
	RMB	RMB
Accounts payable	979,698	1,959,032
Notes payable(a)	543,744	487,290
Total accounts and notes payable	1,523,442	2,446,322

(a)
The Group’s notes payable mainly include short-term notes, typically with terms between 3 to 9 months which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2020 and 2021 were secured by restricted cash of RMB435,155 and RMB345,837 held in designated bank accounts respectively.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
12. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Employee benefit obligation	146,122	217,244
Stock based compensation liability	39,049	70,980
Other taxes payables	48,932	62,149
Deposits from suppliers(a)	29,482	46,060
Other payables due to non-controlling interest shareholders	26,933	29,262
Business combination consideration payables	10,239	—
Payable related to acquisition of the redeemable non-controlling interest(b)	—	22,396
Other current liabilities	57,574	71,061
Total	358,331	519,152

(a)
Deposit mainly represents deposits from third-party merchants for participating in the Group’s online marketplace.

(b)
In November 2021, the Group entered into an agreement to acquire 35% remaining interests of Shanghai Hangli Industrial Co.,Ltd (“Hangli”) in a total consideration of RMB36,094. RMB 22,396 is not yet paid as of December 31, 2021. The amount is subsequently settled in March 2022 and Hangli becomes a 100% wholly owned subsidiary of the Company.

13. Net revenues
The Group principally generates its net product revenue from the product sales model and net service revenues from the marketplace model. The Group operates ZKH platform and GBB platform which are distinguished by customer type. The Group serves end customers on ZKH platform and retailer customers on GBB platform. The Group’s principal operations and geographic markets are in the PRC.
	Year ended December 31,
	2020	2021
	RMB	RMB
Net product revenues
From ZKH platform	4,067,878	6,549,947
From GBB platform	552,059	950,089
	4,619,937	7,500,036
Net service revenues
From ZKH platform	40,812	116,692
Other revenues	25,619	37,863
Total	4,686,368	7,654,591

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
14. Others, net
Other income and expense consist of the following:
	Year ended December 31,
	2020	2021
	RMB	RMB
Government grants	10,387	17,832
Foreign exchange losses, net	(7,030)	(8,205)
Others	(860)	(10,783)
Total	2,497	(1,156)
Government grants mainly represent amounts received from local governments in connection with the Group’s technology development activities.
15. Income tax
Cayman Islands
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands
Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
PRC
Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.
The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. ZKH Industrial Supply, Kuntong and Andanda Industry (Shanghai) Co., Ltd., (“Andanda”) which are all the PRC subsidiaries of the Group, applied for the HNTE qualification and obtained the certificate in 2018, 2020 and 2021, respectively. Therefore, ZKH Industrial Supply was entitled to enjoy the preferential income tax rate of 15% for the three years from 2018 to 2020, Kuntong is entitled to enjoy the preferential income tax rate of 15% for the three years from 2020 to 2022 and Andanda is entitled to enjoy the preferential income tax rate of 15% for the three years from 2021 to 2023, respectively.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
15. Income tax (Continued)
According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred (“Super Deduction”) in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, and further increased from 75% to 100%, effective from 2019 and 2021, respectively. . The qualified R&D expenses are claimed by the Group according to the relevant tax rules and may be different from research and development expenses as disclosed in the financial statements.
Composition of income tax expenses are as follows:
	Year ended December 31,
	2020	2021
	RMB	RMB
Current income tax expense	1,914	200
Deferred tax expense	—	—
Total	1,914	200
Composition of loss before tax are as follows:
	Year ended December 31,
	2020	2021
	RMB	RMB
Loss from Mainland China operations	(399,923)	(1,095,499)
Income from Hong Kong operations	4,689	1,587
Total loss before income tax	(395,234)	(1,093,912)
Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years presented are as follows:
	Year ended December 31,
	2020	2021
	RMB	RMB
Loss before income tax	(395,234)	(1,093,912)
PRC Statutory income tax rate 25%	(98,809)	(273,478)
Effect of different tax rate of different jurisdictions	(399)	(135)
Effect of preferential tax rates	34,579	4,460
Effect of Super Deduction for research and development expenses	(9,587)	(2,622)
Non-deductible expenses and non-taxable income	17,940	54,862
Change in valuation allowance	58,190	217,113
Total income tax expense	1,914	200

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
15. Income tax (Continued)
Deferred tax
The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business.
	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Net operating losses carried forward	125,349	308,981
Accruals and others	34,471	67,952
Less: valuation allowance	(159,820)	(376,933)
Net deferred tax assets	—	—
Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:
	Year ended December 31,
	2020	2021
	RMB	RMB
Balance at beginning of the year	101,630	159,820
Additions	58,190	217,113
Loss utilized	—	—
Balance at the end of the year	159,820	376,933
As of December 31, 2021, the Group had deductible tax losses carry forwards of approximately RMB1,929,961 which will expire during the period from 2026 to 2031.
16. Loss per share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2020 and 2021 as follows:

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
16. Loss per share (Continued)
	Year ended December 31,
	2020	2021
	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(586,191)	(1,452,221)
Denominator:
Weighted-average ordinary shares outstanding – basic and diluted	1,132,337,753	1,213,878,050
Net loss per share attributable to ordinary shareholders:
– Basic and diluted	(0.52)	(1.20)
For the years ended December 31, 2020 and 2021, the Group had potential ordinary shares, including non-vested share options granted and Preferred Shares. As the Group incurred losses for the years ended December 31, 2020 and 2021, these potential ordinary shares were antidilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested share options excluded from the calculation of diluted net loss per share of the Company were 135,955,823 as of December 31, 2020 and 45,125,000 as of December 31, 2021. Preferred Shares to be converted into ordinary shares were 3,746,626,700 as of December 31, 2020 and 2021 on a weighted average basis.
17. Statutory reserves and restricted net assets
Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends.
As a result of these restrictions under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to RMB6,365 and RMB6,609 as of December 31, 2020 and 2021.
The Company was formed on April 30, 2021 and the restructuring described in Note 1 was not completed until [  ] 2022, At December 31, 2021, the Company had no operations and only nominal assets and therefore condensed financial information of the Company has not been presented.
18. Ordinary shares
ZKH Group Limited was incorporated under the laws of the Cayman Islands on April 30, 2021. The Company authorized 496,195,831,500 ordinary shares with par value of US$0.0000001 per shares, among which 1,061,080,000 and 1,161,080,000 shares were issued and outstanding as of December 31, 2020 and 2021, respectively. The issuance of these shares is considered as a part of the Restructuring of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
19. Ordinary shares with preference rights
Series Seed Preferred Shares
On December 22, 2015, the Group issued 111,110,000 Series Seed Preferred Shares in exchange for an aggregate cash consideration of RMB20,000,000 or RMB0.18 per share.
The key terms of the Series Seed are summarized as follows.
Dividends rights
Each Preferred Shareholder and ordinary shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividends on preferred shares and ordinary shares have been declared since the issuance date until December 31, 2021.
Conversion rights
Optional Conversion:
Unless converted earlier pursuant to Automatic Conversion as described below, any Preferred Share may, at the option of the Preferred Shareholder thereof, be converted at any time after the date of issuance of such Preferred Shares, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares based on the Conversion Price.
Automatic Conversion:
Each preferred share shall automatically be converted, based on the Conversion Price, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the Qualified IPO as defined in the Memorandum and Articles of Association.
The initial conversion ratio of Series Seed Preferred Shares to ordinary shares was 1:1, subject to adjustments in the event of (i) share splits and combinations, (ii) share dividends and distributions, (iii) reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions or (iv) issuance or deemed issuance of new securities for a consideration per ordinary share received by the Group less than the conversion price with respect to any preferred share in effect immediately prior to such issue or deemed issue.
Redemption feature
The Founder shall redeem, all of the outstanding Series Seed Preferred Shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) The Group fails to complete a Qualified IPO or a Qualified Buyout on or prior to December 31, 2024; (2) The Founder no longer devotes his full time and energy into the Group Companies; (3) The Group becomes bankrupt, is liquidated or in custody; (4) Material changes occur to the core business or the controlling shareholder of the Group Companies; (5) Without the approval of the Board of Directors of the Group Company, the Founder engages in any Related-party Transaction outside the ordinary course of business, and such Related-party Transaction would cause material adverse impact upon the benefits and interests of the Series Seed Investors; or the Founder seriously violates any laws or regulations; (6) The Founder pledges all or any of its Equity Securities of the Group Companies, and the pledgee enforces such pledge over all or any of the Equity Securities held by the Founder in the Group Companies.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
19. Ordinary shares with preference rights (Continued)
The redemption price for each Preferred Share of Series Seed upon exercise of the redemption option by the holder, will be an amount equal to the aggregate of (a) the applicable Original Issue Price as set forth in the Investor Rights Agreement, (b) an amount that gives such shareholder compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of ten percent (10%) per annum on the applicable Original Issue Price, calculated from the applicable Original Issue Date as set forth in the Investor Rights Agreement up until the date of receipt by such shareholder of the full redemption amount thereof, and (c) any declared but unpaid dividends, minus (d) any cash proceeds received from the equity interest or shares owned due to capital increase, and any other compensation, indemnification or other proceeds received from the Founder and the Group due to the occurrence of the Redemption Events.
Liquidation preferences
In the event of any liquidation, dissolution or winding up of the Group, or any Deemed Liquidation Event, distributions to the Shareholders shall be made in the following manner, after satisfaction of all creditors’ claims and claims that may be mandated by law:
The holders of Series Seed Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation Event, Series Seed Preferred Shares shall rank senior to ordinary shares.
The holders of Series Seed Preferred Shares shall be entitled to receive an amount per share equal to (a) 100% of the Original Issue Price, plus (b) an interest accrued thereon at the simple rate of six percent (6%) per annum.
Deemed Liquidation Event includes: (i) any consolidation, amalgamation, scheme of arrangement or merger of any Group Company with or into any other Person or other reorganization in which the members or shareholders of such Group Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50%) of such Group Company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or in which the Founder of any Group Company is changed; (ii) a sale, transfer, lease, or other disposition of all or substantially all of the assets and/or intellectual property rights of any Group Company (or any series of related transactions resulting in such sale, transfer, lease, or other disposition of all or substantially all of the assets and/or intellectual property of such Group Company); and (iii) the exclusive licensing of all or substantially all of any Group Company’s intellectual property to a third party.
Voting rights
The holders of the Series Seed Preferred Shares will vote together on an as-converted basis with the holders of ordinary shares and not as a separate class, except as specifically provided herein or as otherwise required by Companies Laws. Each preferred share shall have a number of votes equal to the number of votes attributable to the ordinary shares then issuable upon conversion of such preferred share.
The key transaction of Series Seed Preferred shares
On December 22, 2015, the Group issued 111,110,000 Series Seed Preferred Shares in exchange for an aggregate cash consideration of RMB20,000,000. On March 28 of 2019, 53,568,200 Series Seed Preferred Shares were re-designated to Series C2 Preferred Shares, which were then transferred to

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
19. Ordinary shares with preference rights (Continued)
certain new investor for a total consideration of RMB50,000,000. The Group did not receive any proceeds from these transfers.
Accounting for Series Seed preferred shares
The Group noted that specifically for Series Seed Equity Instrument, the redemption provision shall only be settled by the Founder’s assets. The redemption provision was agreed to among the investors, therefore such agreement did not change the rights attached to the Group’s ordinary shares. Hence, the redemption provision does not have any impact on the classification of the ordinary shares issued by the Group to the Series Seed investor. The ordinary shares issued to the Seed investor by the Group shall be treated and accounted for as ordinary shares with preference rights.
20. Convertible redeemable preferred shares
The following table summarizes the issuances of convertible redeemable preferred shares:
Name	Issuance date	Issue price per share	Number of shares
		RMB
Series A Preferred Shares	April 2016	0.31	58,480,000
Series A+ Preferred Shares	May 2017	0.34	84,480,000
Series B Preferred Shares	August 2017	0.38	649,760,000
Series B+ Preferred Shares	December 2017	0.67	277,730,000
Series C1 Preferred Shares	July 2018	0.93	604,820,600
Series C2 Preferred Shares	August 2018	0.93	289,379,800
Series D1 Preferred Shares	June 2019	1.31	705,523,600
Series D2 Preferred Shares	August 2019	1.31	105,302,000
Series E Preferred Shares	October 2020	2.31	803,222,500
The key terms of the Series A Preferred Shares, Series A+ Preferred Shares, Series B Preferred Shares, Series B+ Preferred Shares, Series C1 Preferred Shares, Series C2 Preferred Shares, Series D1 Preferred Shares, Series D2 Preferred Shares and Series E Preferred Shares (collectively referred as the “Preferred Shares”) are summarized as follows.
Dividends rights
Each Preferred Shareholder and ordinary shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividends on preferred shares and ordinary shares have been declared since the issuance date until December 31, 2021.
Conversion rights
Optional Conversion:
Unless converted earlier pursuant to Automatic Conversion as described below, any preferred share may, at the option of the preferred shareholder thereof, be converted at any time after the date of

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
20. Convertible redeemable preferred shares (Continued)
issuance of such preferred shares, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares based on the Conversion Price
Automatic Conversion:
Each preferred share shall automatically be converted, based on the then-effective Conversion Price, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the Qualified IPO as defined in the Memorandum and Articles of Association.
The initial conversion ratio of preferred shares to ordinary shares was 1:1, subject to adjustments in the event of (i) share splits and combinations, (ii) share dividends and distributions, (iii) reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions or (iv) issuance or deemed issuance of new securities for a consideration per ordinary share received by the Group less than the conversion price with respect to any preferred share in effect immediately prior to such issue or deemed issue.
Redemption feature
The Group shall redeem, all of the outstanding preferred shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) the Group fails to complete a Qualified IPO or a Qualified Buyout on or prior to December 31, 2024; (2) The Founder directly or indirectly disposes of in any manner (including, without limitation, transfer, gift, pledge, put in trust or custody) the shares of the Group directly held or indirectly controlled by it; (3) The Founder no longer devotes his full time and energy to the Group, or there is any change to the Founder of the Group (unless such change occurs due to the execution of the act-in-concert agreement for the IPO need); (4) The Group is in custody, becomes bankrupt or is liquidated; (5) Any material change occurs to the management personnel or the Principal Business of the Group; (6) a breach by any of the Group or the Founder , where applicable, of its obligations that will have a material adverse effect to the Group; (7) Without the approval by the Board of the Group, the Group enters into a Related-party Transaction with its Affiliate outside the ordinary course of business of the Group, or the Group provides guarantee for any Person other than the Subsidiaries indicated in the consolidated financial statements of the Group, and such Related-party Transaction or guarantee causes material adverse effect upon the benefits and interests of the requesting holder;
The redemption price for each preferred share of Series D1, Series D2 and Series E upon exercise of the redemption option by the holder, will be an amount equal to the aggregate of (a) the applicable Original Issue Price as set forth in the Investor Rights Agreement, (b) an amount that gives such shareholder compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of eight percent (8%) per annum on the applicable Original Issue Price, calculated from the applicable Original Issue Date as set forth in the Investor Rights Agreement up until the date of receipt by such shareholder of the full redemption amount thereof, and (c) any declared but unpaid dividends, minus (c) any cash proceeds received from the equity interest or shares owned due to capital increase, and any other compensation, indemnification or other proceeds received from the Founder and the Group due to the occurrence of the Redemption Events.
The redemption price for each preferred share of Series A, Series A+, Series B, Series B+, Series C1 and Series C2 upon exercise of the redemption option by the holder, will be an amount equal to the aggregate of (a) the applicable Original Issue Price as set forth in the Investor Rights Agreement, (b) an amount that would give such holder of respective applicable preferred shares a simple non-compounded interest of six percent (6%) (for Series A, Series A+, Series B and Series B+) and

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
20. Convertible redeemable preferred shares (Continued)
eight percent (8%) for Series C1 and Series C2 per annum on the respective applicable Original Issue Price, calculated from the respective applicable Original Issue Date up until the date of receipt by the holder of the full liquidation preference amount thereof, and (c) any declared but unpaid dividends, minus (c) any cash proceeds received from the equity interest or shares owned due to capital increase, and any other compensation, indemnification or other proceeds received from the Founder and the Group due to the occurrence of the Redemption Events.
Upon redemption event, Series E Preferred Shares shall rank senior to Series D1 and Series D2 Preferred Shares, Series D1 and Series D2 Preferred Shares (the redemption of the Series D2 Preferred Shares shall rank pari passu with the redemption of Series D1 Preferred Shares) shall rank senior to Series C1 Preferred Shares. Series C1 Preferred Shares shall rank pari pass with the redemption of Series C2, Series B, Series B+, Series A+ and Series A Preferred Shares.
Liquidation preferences
In the event of any liquidation, dissolution or winding up of the Group, or any Deemed Liquidation Event, distributions to the Shareholders shall be made in the following manner, after satisfaction of all creditors’ claims and claims that may be mandated by law:
The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation Event, Series E Preferred Shares shall rank senior to Series D1 and Series D2 Preferred Shares. Series D1 and Series D2 Preferred Shares (the liquidation preference of the Series D1 Preferred Shares shall rank pari passu with the liquidation preference of Series D2 Preferred Shares) shall rank senior to Series C1 and Series C2 Preferred Shares. Series C1 and Series C2 Preferred Shares (the liquidation preference of the Series C1 Preferred Shares shall rank pari passu with the liquidation preference of Series C2 Preferred Shares) shall rank senior to Series B+ Preferred Shares. Series B+ Preferred Shares shall rank senior to Series B Preferred Shares. Series B, Series A+ and Series A, which rank pari passu with each other, shall rank senior to ordinary shares.
The holders of Series D1, Series D2 and Series E Preferred Shares shall be entitled to receive an amount per share equal to (a) 110% of the Original Issue Price, plus (b) an interest accrued thereon at the compounded rate of eight percent (8%) per annum. The holders of Series C1 and Series C2 Preferred Shares shall be entitled to receive an amount per share equal to (a) 100% of the Original Issue Price, plus (b) an interest accrued thereon at the simple rate of eight percent (8%) per annum. The holders of Series A, Series A+, Series B and Series B+ Preferred Shares shall be entitled to receive an amount per share equal to (a) 100% of the Original Issue Price, plus (b) an interest accrued thereon at the simple rate of six percent (6%) per annum.
Deemed Liquidation Event included: (i) any consolidation, amalgamation, scheme of arrangement or merger of any Group Company with or into any other Person or other reorganization in which the members or shareholders of such Group Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50%) of such Group Company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or in which the Founder of any Group Company is changed; (ii) a sale, transfer, lease, or other disposition of all or substantially all of the assets and/or intellectual property rights of any Group Company (or any series of related transactions resulting in such sale, transfer, lease, or other disposition of all or substantially all of the assets and/or intellectual property of such Group Company); and (iii) the exclusive licensing of all or substantially all of any Group Company’s intellectual property to a third party.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)
20. Convertible redeemable preferred shares (Continued)
Voting rights
Holders of the preferred shares will vote together on an as-converted basis with the holders of ordinary shares and not as a separate class, except as specifically provided herein or as otherwise required by Companies Laws. Each preferred share shall have a number of votes equal to the number of votes attributable to the ordinary shares then issuable upon conversion of such preferred share.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in thousands, except for share and per share data)
20. Convertible redeemable preferred shares (Continued)
The Group’s preferred shares activities for the years ended December 31, 2020 and 2021 are summarized below:
	SeriesA		SeriesA+		SeriesB		SeriesB+		SeriesC1		SeriesC2		SeriesD1		SeriesD2		SeriesE		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of Dec 31 2019	58,480,000	26,433	84,480,000	38,762	734,209,000	366,427	277,730,000	206,702	604,820,600	617,140	372,859,000	377,460	705,523,600	947,865	105,302,000	144,617	—	—	2,943,404,200	2,725,406
Issuance of Series E Preferred Shares, net of cost	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	803,222,500	1,802,326	803,222,500	1,802,326
Accretion on Preferred shares to redemption value	—	41	—	441	—	6,414	—	10,807	—	42,144	—	25,940	—	76,045	—	11,604	—	11,024	—	184,460
Balance as of Dec 31 2020	58,480,000	26,474	84,480,000	39,203	734,209,000	372,841	277,730,000	217,509	604,820,600	659,284	372,859,000	403,400	705,523,600	1,023,910	105,302,000	156,221	803,222,500	1,813,350	3,746,626,700	4,712,192
Accretion on Preferred shares to redemption value	—	229	—	698	—	8,469	—	10,984	—	43,237	—	26,641	—	81,913	—	12,496	—	145,069	—	329,736
Balance as of Dec 31 2021	58,480,000	26,703	84,480,000	39,901	734,209,000	381,310	277,730,000	228,493	604,820,600	702,521	372,859,000	430,041	705,523,600	1,105,823	105,302,000	168,717	803,222,500	1,958,419	3,746,626,700	5,041,928

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in thousands, except for share and per share data)
20. Convertible redeemable preferred shares (Continued)
The key transaction of preferred shares
Series A Preferred Shares
On April 8, 2016, the Group issued 58,480,000 Series A Preferred Shares in exchange for an aggregate cash consideration of RMB18 million or RMB0.31 per share.
Series A+ Preferred Shares
On May 18, 2017, the Group issued 84,480,000 Series A+ Preferred Shares in exchange for an aggregate cash consideration of RMB28.89 million or RMB0.34 per share.
Series B Preferred Shares
On August 14, 2017, the Group issued 649,760,000 Series B Preferred Shares in exchange for an aggregate cash consideration of RMB250 million or RMB0.38 per share. On November of 2017, 114.36 million ordinary shares held by the Founder of the Group were re-designated to Series B Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB44 million. On March of 2019, 29,911,000 Series B Preferred Shares were re-designated to Series C2 Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB27.92 million. The Group did not receive any proceeds from these transfers. By the end of 2021, number of Series B Preferred Shares amounts to 734,209,000.
The Group considered that such re-designation, in substance, was the same as a repurchase and cancellation of the former ordinary shares or preferred shares, and simultaneously an issuance of the preferred shares. Therefore, the Group recorded 1) the difference between the fair value and the par value of the ordinary shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; 2) the difference between the fair value and the carrying amount of the former preferred shares against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted; and 3) difference between the fair value of the newly issued preferred shares and the former ordinary shares or preferred shares as share based compensation expenses.
In order to determine the fair value of preferred shares at the time of re-designation, the Group first determined the business entity value based on equity financing transaction prices and then allocated the business entity value to each element of the capital structure (convertible redeemable preferred shares and ordinary shares) using an option pricing method. Three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis.
Series B+ Preferred Shares
On December 27, 2017, the Group issued 277,730,000 Series B+ Preferred Shares in exchange for an aggregate cash consideration of RMB187 million or RMB0.67 per share.
Series C1 Preferred Shares
On July 3, 2018, the Group issued 604,820,600 Series C1 Preferred Shares in exchange for an aggregate cash consideration of RMB573.98 million or RMB0.93 per share.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in thousands, except for share and per share data)
20. Convertible redeemable preferred shares (Continued)
Series C2 Preferred Shares
On August 6, 2018, the Group issued 289,379,800 Series C2 Preferred Shares in exchange for an aggregate cash consideration of RMB270.52 million or RMB0.93 per share. On March of 2019, 29,911,000 Series B Preferred Shares were re-designated to Series C2 Preferred Shares as mentioned in Series B section and 53,568,200 ordinary shares held by the Series Seed of the Group were re-designated to Series C2 Preferred Shares, which were then transferred to certain new investor for a total consideration of RMB50 million. The Group did not receive any proceeds from these transfers. By the end of 2021, number of Series C2 Preferred Shares amounts to 372,859,000.
Series D1 Preferred Shares
On June 5, 2019, the Group issued 705,523,600 Series D1 Preferred Shares in exchange for an aggregate cash consideration of RMB923.18 million or RMB1.31 per share.
Series D2 Preferred Shares
On August 12, 2019, the Group issued 105,302,000 Series D2 Preferred Shares in exchange for an aggregate cash consideration of RMB141.46 million or RMB1.31 per share.
Series E Preferred Shares
On October 27, 2020, the Group issued 803,222,500 Series E Preferred Shares in exchange for an aggregate cash consideration of RMB1,819.78 million or RMB2.31 per share.
Accounting for preferred shares
The Group classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they were contingently redeemable at the options of the holders. The Group recorded accretion on the preferred shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion calculated using the effective interest method, was recorded against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The accretion of preferred shares was RMB184,460 and RMB329,737 for the years ended December 31, 2020 and 2021, respectively. Each issuance of the preferred shares was recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for preferred shares was RMB17,451 and nil for the years ended December 31,2020 and 2021.
The Group determined that the embedded conversion features and the redemption features did not require bifurcation as they either were clearly and closely related to the preferred shares or did not meet the definition of a derivative.
The Group has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion price of these Preferred Shares were higher than the fair value of the Group’s ordinary shares determined by the Group with the assistance from an independent valuation firm.
Modification of preferred shares
The Group assessed whether an amendment to the terms of its preferred shares was an extinguishment or a modification using the fair value model. When preferred shares were extinguished,

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in thousands, except for share and per share data)
20. Convertible redeemable preferred shares (Continued)
the difference between the fair value of the consideration was transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) were treated as deemed dividends to preferred shareholders. The Group considered that a significant change in fair value after the change of the terms to be substantive and thus triggered extinguishment. A change in fair value, which was not significant immediately after the change of the terms was considered non-substantive and thus subject to modification accounting. When the preferred shares were modified, the Group evaluated whether there was a transfer of value between ordinary shareholders and preferred shareholders as a result of the modification and therefore, would be recorded as a reduction of, or increase to, accumulated deficit as a deemed dividend. When value was transferred from preferred shareholders to ordinary shareholders, the value was recorded as an increase to accumulated deficit while charges against additional paid-in capital.
In connection with the issuance of Series B+ Preferred Shares in December 2017, preferential liquidation rights were added for Series Seed, A, A+ and B Preferred Shares. The management assessed the amendments quantitatively using the fair value model to Series Seed, A, A+ and B Preferred Shares and concluded they should be accounted for as an extinguishment based on the assessment.
In connection with the issuance of Series C1 Preferred Shares in July 2018, the earliest redemption date of the Series A and Series A+ Preferred Shares was changed from on or before December 31, 2021 to on or before July 31, 2023. In connection with the issuance of Series D1 Preferred Shares in June 2019, the earliest redemption date of the Preferred Shares before Series D1 was changed from on or before July 31, 2023 to on or before December 31, 2023. In connection with the issuance of Series E Preferred Shares on October of 2020, the earliest redemption date of the preferred shares before Series E was changed from on or before December 31, 2023 to on or before December 31, 2024. From both quantitative and qualitative perspectives, the Group assessed the impact of the above modification and concluded that the amended represents a modification rather than extinguishment of the preferred shares, and the impact of the modification is immaterial.
21. Share-based compensation
The Group maintains share incentive plans under which the Group may grant a variety of incentive awards to employees and executives, which include restricted share and share option awards.
Share-based compensation was recognized in operating expenses for the years ended December 31, 2020 and 2021 as follows:
	Year ended December 31,
	2020	2021
	RMB	RMB
Fulfillment	5,442	2,154
Sales and marketing	20,685	8,204
Research and development expenses	19,709	10,134
General and administrative expenses	46,151	162,857
Total share-based compensation expenses	91,987	183,349

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in thousands, except for share and per share data)
21. Share-based compensation (Continued)
Restricted shares
On December 30, 2021, the Group granted 100,000,000 restricted shares at nominal consideration under the share incentive plan, which were all vested immediately at the grant date. The share-based compensation expenses of RMB135,261 were recognized immediately at the grant date. The fair value of the restricted shares was US$0.21 per share on December 30, 2021.
Share options
Since 2018, the Group granted share options to the employees to purchase its shares. The share options shall be valid and effective for ten years from the grant date. Share options granted are subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter.
A summary of the changes in the share options relating to ordinary shares granted by the Group for the years ended December 31, 2020 and 2021 is as follows:
	Options granted Share Number	Weighted-average exercise price (US$)	Weighted-average grant date fair value(US$)
Outstanding as of January 1, 2020	17,650,000	0.0636	0.0254
Granted	172,277,968	0.0156	0.1226
Outstanding as of December 31, 2020	189,927,968	0.0205	0.1136
Granted	18,200,000	0.1079	0.1177
Cancelled/Forfeited	(9,163,845)	0.0993	0.1201
Outstanding as of December 31, 2021	198,964,123	0.0227	0.1137
The following table summarizes information regarding the share options outstanding as of December 31, 2020, and 2021:
	As of December 31, 2020
	Options Number	Weighted-average exercise price per option	Weighted-average remaining exercise contractual life (years)	Aggregate intrinsic value
		US$		US$ in thousands
Options Outstanding	189,927,968	0.02	9.39	25,000
Exercisable	53,972,145	0.00	9.39	8,000
Expected to vest	135,955,823	0.03	9.39	16,999

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in thousands, except for share and per share data)
21. Share-based compensation (Continued)
	As of December 31, 2021
	Options Number	Weighted-average exercise price per option	Weighted-average remaining exercise contractual life (years)	Aggregate intrinsic value
		US$		US$ in thousands
Options Outstanding	198,964,123	0.02	8.26	22,860
Exercisable	145,945,626	0.00	8.34	19,394
Expected to vest	53,018,497	0.05	8.07	4,676
No options were exercised for the years ended December 31, 2020 and 2021.
The Group uses the Binominal option pricing model to estimate the fair value of share options. The assumptions used to value the fair value of each option granted under the Group’s Share Incentive Plans during 2020 and 2021 are as follow:
	Year ended December 31
	2020	2021
	RMB	RMB
Exercise price	RMB0.00 – 0.51 (US$0.00 – 0.08)	RMB0.70 (US$0.11)
Fair value of the ordinary shares on the date of option grant	RMB0.89 – 1.09 (US$0.13 – 0.17)	RMB1.31 (US$0.20)
Risk-free interest rate	2.68% – 3.27%	3.09%
Contractual life	10 years	10 years
Expected forfeiture rate (post-vesting)	16%	16%
Exercise multiples	2.8	2.8
Expected dividend yield	—	—
Expected volatility	26.00% – 32.00%	32.00%
(i) Risk-free interest rate is based on the yields of China Government Bonds with maturities similar to the expected life of the share options in effect at the time of grant.
(ii) Expected dividend yield is assumed to be nil as the Group has no history or expectation of paying a dividend on its ordinary shares.
(iii) The exercise multiples were estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behaviour of the grantees.
(iv) Expected volatility is assumed based on the historical volatility of the Group and the Group’s comparable companies in the period equal to the expected life of each grant.
As of December 31, 2020 and 2021, there were RMB56,454 and RMB21,224 unrecognized compensation expenses related to the share options granted, which is expected to be recognized over a weighted-average period of 1.86  and 2.46 years, respectively.
22. Related party transactions
For the years ended December 31, 2020 and 2021, the Group had no material related party transactions and no material related party balance as of December 31, 2020 and 2021.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in thousands, except for share and per share data)
23. Commitments and contingencies
Capital commitments
Capital expenditures contracted for are analyzed as follows:
	As of December 31,
	2020	2021
	RMB	RMB
Contracted but not provided for:
Assets under construction	11,757	2,499
Software development	5,088	420
Total	16,845	2,919
Purchase commitments
Purchase commitment represents nil and RMB21,000 of remaining non-cancellable contractual commitment as of December 31, 2020 and December 31, 2021, respectively, related to a cloud infrastructure agreement, under which the Group committed to spend an aggregate of at least RMB21,000 between November 18, 2021 and November 17, 2023.
24. Subsequent events
Grant of options
From January 1, 2022 through February 1, 2022, the Group granted 37,810,697 options to its employees with an exercise price of US$0.11, which are subject to service conditions under a four-year vesting schedule.
Series F Note Financing
In January 2022, the Company entered into a Series F convertible note subscription agreement with investors (“Series F Convertible Investors”), respectively, to issue convertible notes of the equivalent US dollars to an aggregate principal amount of RMB1,407,317 (“Series F Convertible Notes”) with simple interest at 8% per annum, maturing ten months after the issuance date, considerations of which were fully paid on in February 2022. The Series F Convertible Notes shall be automatically converted into the series F convertible preferred shares of the Company (“Series F Preferred Shares”) at a conversion price of equivalent US dollars to RMB3.59 per share, upon completion of the Restructuring prior to the Maturity Date, or immediately prior to the consummation of a Qualified IPO, or optional converted into Series F Preferred Shares any time on or after the Maturity Date.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.
In the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.
Securities/Purchaser	Date of Issuance	Number of Securities	Consideration(1)
Ordinary Shares
Ogier Global Subscriber (Cayman) Limited	April 26, 2021	1	US$ equivalent of RMB0.0318
Phoenix ZKH Limited	April 26, 2021	94,999	US$ equivalent of RMB3,021
Phoenix ZKH Limited	December 30, 2021	890,582,378	US$ equivalent of RMB28,319,612
ZKHer Wing Limited	December 30, 2021	187,927,002	US$ equivalent of RMB30,070,795
June Rain Max Limited	December 30, 2021	50,000,000	US$ equivalent of RMB500,000
SKY E&S LIMITED	December 30, 2021	20,000,000	US$ equivalent of RMB6,839,945
Young Bie Limited	December 30, 2021	4,158,540	US$ equivalent of RMB1,422,209
GSC ZKH Limited	December 30, 2021	4,158,540	US$ equivalent of RMB1,422,209
Roger Yang Limited	December 30, 2021	4,158,540	US$ equivalent of RMB1,422,209

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Securities/Purchaser	Date of Issuance	Number of Securities	Consideration(1)
Series Seed Preferred Shares
YIII LIMITED	December 30, 2021	57,541,800	US$ equivalent of RMB10,357,628
Series A Preferred Shares
YSC Investment III (BVI) Limited	December 30, 2021	30,383,400	US$ equivalent of RMB9,351,936
Shandong Hongqiao Venture Capital Co., Ltd.	December 30, 2021	28,096,600	US$ equivalent of RMB8,648,064
Series A+ Preferred Shares
YSC Investment III (BVI) Limited	December 30, 2021	41,580,000	US$ equivalent of RMB14,220,000
Shandong He An Holdings Limited	December 30, 2021	14,300,000	US$ equivalent of RMB4,890,000
Shandong Kerong Angel Venture Capital Partnership (L.P.)	December 30, 2021	28,600,000	US$ equivalent of RMB9,780,000
Series B Preferred Shares
Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership)	December 30, 2021	467,830,000	US$ equivalent of RMB180,000,000
Tembusu ZKH Holdings Limited	December 30, 2021	129,950,000	US$ equivalent of RMB50,000,000
Cowin ZKH I Limited	December 30, 2021	83,170,000	US$ equivalent of RMB32,000,000
Shenzhen Huiyou Chuangjia Venture Investment Partnership (L.P.)	December 30, 2021	32,469,000	US$ equivalent of RMB12,492,081
Mercury Qing Limited	December 30, 2021	20,790,000	US$ equivalent of RMB8,000,000
Series B+ Preferred Shares
Gongqingcheng Yuanxi Investment Management Partnership (Limited Partnership)	December 30, 2021	164,391,000	US$ equivalent of RMB110,688,159
YSC Investment III (BVI) Limited	December 30, 2021	50,959,000	US$ equivalent of RMB34,311,841
Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership)	December 30, 2021	44,560,000	US$ equivalent of RMB30,000,000
Tembusu ZKH Holdings Limited	December 30, 2021	17,820,000	US$ equivalent of RMB12,000,000
Series C-1 Preferred Shares
INTERNET FUND IV PTE. LTD.	December 30, 2021	249,348,600	US$ equivalent of RMB223,930,000
YSC Investment II (BVI) Ltd.	December 30, 2021	142,484,900	US$ equivalent of RMB127,960,000

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Securities/Purchaser	Date of Issuance	Number of Securities	Consideration(1)
Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership)	December 30, 2021	137,991,600	US$ equivalent of RMB128,800,000
Tembusu ZKH Holdings Limited	December 30, 2021	74,995,500	US$ equivalent of RMB70,000,000
Series C-2 Preferred Shares
ALLIANCE FORCE LIMITED	December 30, 2021	178,106,200	US$ equivalent of RMB166,242,500
Suzhou Industrial Part Yuanhe Bingsheng Equity Investment Fund Partnership (L.P.)	December 30, 2021	83,479,200	US$ equivalent of RMB77,918,666
Shell Ventures Company Limited	December 30, 2021	68,446,300	US$ equivalent of RMB63,887,087
Ningbo Huichen Runze Investment Partnership (L.P.)	December 30, 2021	32,140,900	US$ equivalent of RMB30,000,000
X Adventure Fund I L.P.	December 30, 2021	10,686,400	US$ equivalent of RMB9,597,000
Series D-1 Preferred Shares
Tencent Mobility Limited	December 30, 2021	394,882,600	US$ equivalent of RMB479,850,000
YSC Investment II (BVI) Ltd.	December 30, 2021	73,054,100	US$ equivalent of RMB88,773,210
Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership)	December 30, 2021	56,547,200	US$ equivalent of RMB74,001,822
Jiaxing Shangqi Qixi Equity Investment Partnership (L.P.)	December 30, 2021	52,651,000	US$ equivalent of RMB68,903,000
Eastern Bell International XIII Limited	December 30, 2021	49,906,500	US$ equivalent of RMB60,644,921
Alliance Force Limited	December 30, 2021	36,361,400	US$ equivalent of RMB47,585,232
MC1 (Hong Kong) Limited	December 30, 2021	26,325,500	US$ equivalent of RMB31,990,000
X Adventure Fund I L.P.	December 30, 2021	15,795,300	US$ equivalent of RMB19,194,000
Series D-2 Preferred Shares
Skycus China Fund, L.P.	December 30, 2021	105,302,000	US$ equivalent of RMB127,960,000
Series E Preferred Shares
YF Hephaestus (HK) Limited	December 30, 2021	204,358,500	US$ equivalent of RMB447,860,000
EverestLu Holding Limited	December 30, 2021	129,803,400	US$ equivalent of RMB300,000,000
Stable Investment Corporation	December 30, 2021	116,776,300	US$ equivalent of RMB255,920,000
Tencent Mobility Limited	December 30, 2021	74,940,700	US$ equivalent of RMB164,236,660
Global Logistic Properties Jianfa (Xiamen) Equity Investment Funds Partnership (L.P.)	December 30, 2021	72,985,200	US$ equivalent of RMB168,682,500

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Securities/Purchaser	Date of Issuance	Number of Securities	Consideration(1)
YSC Investment III (BVI) Limited	December 30, 2021	58,388,200	US$ equivalent of RMB127,960,000
Internet Fund Iv Pte. Ltd.	December 30, 2021	29,194,100	US$ equivalent of RMB63,980,000
Eastern Bell International XIII Limited	December 30, 2021	29,194,100	US$ equivalent of RMB63,980,000
X Adventure Fund I L.P.	December 30, 2021	16,056,700	US$ equivalent of RMB35,189,000
Skycus China Fund, L.P.	December 30, 2021	14,597,000	US$ equivalent of RMB31,990,000
Cowin ZKH II Limited	December 30, 2021	14,597,000	US$ equivalent of RMB33,736,500
ALLIANCE FORCE LIMITED	December 30, 2021	14,597,000	US$ equivalent of RMB33,736,500
C&D No.3 Holdings Limited	December 30, 2021	14,597,000	US$ equivalent of RMB33,736,500
Cherry Tomatoes International Limited	December 30, 2021	13,137,300	US$ equivalent of RMB28,791,000

Note:
(1)
The exact amount of consideration to be confirmed pending the completion of the Restructuring.

Series F Convertible Promissory Note	Date of Issuance	Consideration
Canada Pension Plan Investment Board	February 24, 2022	US$ 150,000,000
Fidelity Investment Trust: Fidelity Emerging Markets Fund	February 24, 2022	US$ 21,461,870
Fidelity Investment Trust: Fidelity China Region Fund	February 24, 2022	US$ 1,771,978
Fidelity Investment Trust: Fidelity Advisor Emerging Asia Fund	February 24, 2022	US$ 2,658,520
Fidelity Far East Fund	February 24, 2022	US$ 1,413,551
Fidelity Investment Trust: Fidelity Emerging Asia Fund	February 24, 2022	US$ 4,868,356
Fidelity Securities Fund: Fidelity Blue Chip Growth Fund	February 24, 2022	US$12,068,042
Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund	February 24, 2022	US$26,509
Fidelity Blue Chip Growth Commingled Pool	February 24, 2022	US$520,008
Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund	February 24, 2022	US$1,427,037
Fidelity Blue Chip Growth Institutional Trust	February 24, 2022	US$33,707
FIAM Target Date Blue Chip Growth Commingled Pool	February 24, 2022	US$924,697
Tencent Mobility Limited	February 24, 2022	US$19,660,000
Internet Fund IV Pte. Ltd.	February 24, 2022	US$5,000,000
Options
Certain directors, employees and consultants	N/A	nil
ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)  Exhibits
See Exhibit Index beginning on page II-6 of this registration statement.
The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.
(b)  Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
ITEM 9.    UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.
For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(1)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(2)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(3)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
ZKH Group Limited
Exhibit Index
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder
4.4	Shareholders Agreement between the Registrant and other parties thereto dated February 24, 2022
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Han Kun Law Officers regarding certain PRC tax matters (included in Exhibit 99.2)
10.1*	2021 Share Incentive Plan
10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3*	Form of Employment Agreement between the Registrant and its executive officers
10.4*	Convertible Note Subscription Agreement by and among the Registrant and other parties thereto dated January 29, 2022
21.1*	Principle Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3*	Consent of Han Kun Law Offices (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Han Kun Law Offices regarding certain PRC law matters
99.3*	Consent of CIC
99.4†	Representation under Item 8.A.4 of Form 20-F
107*	Filing Fee Table

*
To be filed by amendment.

†
Previously submitted.

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on                 , 2022.
ZKH Group Limited
By:

Name:
Title:

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of           and           as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on                 , 2022.
Signature	Title
Long Chen	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Chun Chiu Lai	Chief Financial Officer (Principal Financial and Accounting Officer)
Junyu Li	Director and Vice President, Product
Shuangyi Chen	Director and Vice President, Finance
Shizhen Zhang	Director and Chief Strategy Officer
Changxiang Yang	Director and Vice President, GBB Platform
Xiaoyi Wu	Director
Yingchun Zhu	Director

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
Signature	Title

Wanjin Chi	Director

Yao Xia	Director

Pengfei Wang	Director

Na Li	Director

Confidential Treatment Requested by ZKH Group Limited
Pursuant to 17 C.F.R. Section 200.83
SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of ZKH Group Limited has signed this registration statement or amendment thereto in                 on                 , 2022.
Authorized U.S. Representative
By:

Name:
Title: